Exhibit 99.5

2019 ANNUAL REPORT

➊    Mining

Once an orebody is discovered and defined by exploration, there are three common ways to mine uranium, depending on the depth of the orebody and the deposit’s geological characteristics:

•	Open pit mining is used if the ore is near the surface. The ore is usually mined using drilling and blasting.

•	Underground mining is used if the ore is too deep to make open pit mining economical. Tunnels and shafts provide access to the ore.

•	In situ recovery (ISR) does not require large scale excavation. Instead, holes are drilled into the ore and a solution is used to dissolve the uranium. The solution is pumped to the surface where the uranium is recovered.

➊    Milling

Ore from open pit and underground mines is processed to extract the uranium and package it as a powder typically referred to as uranium concentrates (U3O8) or yellowcake. The leftover processed rock and other solid waste (tailings) is placed in an engineered tailings facility.

➋    Refining

Refining removes the impurities from the uranium concentrate and changes its chemical form to uranium trioxide (UO3).

➌    Conversion

For light water reactors, the UO3 is converted to uranium hexafluoride (UF6) gas to prepare it for enrichment. For heavy water reactors like the Candu reactor, the UO3 is converted into powdered uranium dioxide (UO2).

➍    Enrichment

Uranium is made up of two main isotopes: U-238 and U-235. Only U-235 atoms, which make up 0.7% of natural uranium, are involved in the nuclear reaction (fission). Most of the world’s commercial nuclear reactors require uranium that has an enriched level of U-235 atoms.

The enrichment process increases the concentration of U-235 to between 3% and 5% by separating U-235 atoms from the U-238. Enriched UF6 gas is then converted to powdered UO2.

➎    Fuel manufacturing

Natural or enriched UO2 is pressed into pellets, which are baked at a high temperature. These are packed into zircaloy or stainless steel tubes, sealed and then assembled into fuel bundles.

➏    Generation

Nuclear reactors are used to generate electricity. U-235 atoms in the reactor fuel fission, creating heat that generates steam to drive turbines. The fuel bundles in the reactor need to be replaced as the U-235 atoms are depleted, typically after one or two years depending upon the reactor type. The used – or spent – fuel is stored or reprocessed.

        Spent fuel management

The majority of spent fuel is safely stored at the reactor site. A small amount of spent fuel is reprocessed. The reprocessed fuel is used in some European and Japanese reactors.

Management’s discussion and analysis

February 8, 2019

6	2018 PERFORMANCE HIGHLIGHTS

9	MARKET OVERVIEW AND DEVELOPMENTS

14	OUR STRATEGY

24	MEASURING OUR RESULTS

25	FINANCIAL RESULTS

55	OPERATIONS AND PROJECTS

78	MINERAL RESERVES AND RESOURCES

83	ADDITIONAL INFORMATION

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our audited consolidated financial statements (financial statements) and notes for the year ended December 31, 2018. The information is based on what we knew as of February 7, 2019.

We encourage you to read our audited consolidated financial statements and notes as you review this MD&A. You can find more information about Cameco, including our financial statements and our most recent annual information form, on our website at cameco.com, on SEDAR at sedar.com or on EDGAR at sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes are prepared according to International Financial Reporting Standards (IFRS), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Throughout this document, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries, unless otherwise indicated.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States (US) securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

•

It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views, and can change significantly.

•	It is based on a number of material assumptions, including those we have listed on page 3, which may prove to be incorrect.

•

Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks on pages 2 and 3. We recommend you also review our most recent annual information form, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this MD&A

•

we will continue to take the necessary actions intended to shield the company from the nearer-term risks we face and that we expect will reward shareholders for their continued patience and support of our strategy to build long-term value

•

our expectations about 2019 and future global uranium supply, consumption, demand, contracting volumes and number of reactors, including the discussion under the heading Market overview and developments

•	the discussion under the heading Our strategy

•	expectations for repayment of our $500 million debenture maturing in 2019

•	our expectations for uranium purchases

•	our expectations for uranium sales and deliveries

•

the discussion of our expectations relating to our Canada Revenue Agency (CRA) transfer pricing dispute, including that the Tax Court of Canada’s (Tax Court) ruling will be upheld on appeal and our estimate of the amount and timing of expected cash taxes and transfer pricing penalties

•	the discussion of our expectations relating to our dispute with Tokyo Electric Power Company Holdings, Inc. (TEPCO), including the estimated damages sought of approximately $700 million (US)
•

the discussion under the heading Outlook for 2019, including our 2019 financial outlook, expectations for 2019 gross profit and cash balances, and our price sensitivity analysis for our uranium segment

•	the outlook for our uranium and fuel services segments for 2019

•	our expectations for future tax payments and rates, including effective tax rates

•	our expectation that existing cash balances and operating cash flows will meet our anticipated 2019 capital requirements, even if we decide to retire our $500 million debenture maturing in 2019

•	our expectations for 2019, 2020 and 2021 capital expenditures

•	our expectation that in 2019 we will be able to comply with all the covenants in our unsecured revolving credit facility

•	production and life of mine operating cost estimates for the Cigar Lake and Inkai operations

•	future plans and expectations for uranium properties, advanced uranium projects, and fuel services operating sites

•	our expectations related to care and maintenance costs, including incurring between $130 million and $160 million in 2019

•	our mineral reserve and resource estimates

•	our decommissioning estimates

Material risks

•

actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices, loss of market share to a competitor or trade restrictions

•	we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, or tax rates

•	our production costs are higher than planned, or our cost reduction strategies are unsuccessful, or necessary supplies are not available, or not available on commercially reasonable terms

•	our strategies are unsuccessful or have unanticipated consequences
•	our estimates of production, purchases, cash flow, costs, decommissioning, reclamation expenses, or our tax expense prove to be inaccurate

•	we are unable to enforce our legal rights under our existing agreements, permits or licences

•	we are subject to litigation or arbitration that has an adverse outcome, including lack of success in our dispute with CRA or with TEPCO

•	we are unsuccessful in our dispute with CRA and this results in significantly higher cash taxes, interest charges and penalties that could have a material adverse effect on us

•	we are unable to utilize letters of credit to the extent anticipated in our dispute with CRA

2  CAMECO CORPORATION

•	there are defects in, or challenges to, title to our properties

•	our mineral reserve and resource estimates are not reliable, or there are unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays

•	necessary permits or approvals from government authorities cannot be obtained or maintained

•	we are affected by political risks

•	we are affected by terrorism, sabotage, blockades, civil unrest, social or political activism, accident or a deterioration in political support for, or demand for, nuclear energy

•

we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	government laws, regulations, policies or decisions that adversely affect us, including tax and trade laws

•	the outcome of the investigation initiated by the US Department of Commerce (DOC) under Section 232 of the Trade Expansion Act, which may result in the US imposing tariffs or quotas on uranium imports

•	our uranium suppliers fail to fulfil delivery commitments or our uranium purchasers fail to fulfil purchase commitments
•	our Cigar Lake development, mining or production plans are delayed or do not succeed for any reason

•	any difficulties in milling of Cigar Lake ore at the McClean Lake mill or resuming production after the extended Cigar Lake shutdown scheduled for the third quarter

•	water quality and environmental concerns could result in a potential deferral of production and additional capital and operating expenses for the Cigar Lake operation

•	JV Inkai’s development, mining or production plans are delayed or do not succeed for any reason

•	our expectations relating to care and maintenance costs prove to be inaccurate

•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•

our operations are disrupted due to problems with our own or our suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts (including our Port Hope conversion facility and Orano’s McClean Lake mill), underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, unanticipated consequences of our cost reduction strategies, or other development and operating risks

Material assumptions

•

our expectations regarding sales and purchase volumes and prices for uranium and fuel services, trade restrictions, and that counterparties to our sales and purchase agreements will honour their commitments

•	our expectations regarding the demand for and supply of uranium

•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed under the heading Price sensitivity analysis: uranium segment

•

that the construction of new nuclear power plants and the relicensing of existing nuclear power plants not being more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our expected production levels for uranium and conversion services

•	our cost expectations, including production costs, purchase costs, and the success of our cost reduction strategies

•	our expectations regarding tax rates and payments, royalty rates, currency exchange rates and interest rates

•	our expectations about the outcome of the disputes with CRA and TEPCO, including that the Tax Court’s ruling will be upheld on appeal

•	we are able to utilize letters of credit to the extent anticipated in our dispute with CRA

•	the outcome of the investigation initiated by the DOC under Section 232 of the Trade Expansion Act does not result in the US imposing tariffs or quotas on uranium imports

•	our decommissioning and reclamation expenses
•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	our understanding of the geological, hydrological and other conditions at our uranium properties

•	our Cigar Lake development, mining and production plans succeed, including the resumption of production after the end of the extended shutdown scheduled for the third quarter

•	the McClean Lake mill is able to process Cigar Lake ore as expected

•	JV Inkai’s development, mining and production plans succeed

•	that care and maintenance costs will be as expected

•	our and our contractors’ ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals

•

our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts (including at our Port Hope conversion facility and Orano’s McClean Lake mill), underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents, unanticipated consequences of our cost reduction strategies, or other development or operating risks

MANAGEMENT’S DISCUSSION AND ANALYSIS  3

Our business

We are a pure-play nuclear fuel investment with a proven track record and the strengths to take advantage of the world's rising demand for safe, clean and reliable energy. Nuclear energy plants around the world use our uranium products to generate one of the cleanest sources of electricity available today.

Our operations and investments span the nuclear fuel cycle, from exploration to fuel manufacturing. Our head office is in Saskatoon, Saskatchewan.

• Millennium
• Cigar Lake
• McArthur River/ Key Lake*
• Rabbit Lake*
• Corporate Office
• Cameco Marketing Inc.
• Smith Ranch-Highland*
• Crow Butte*
• Blind River
• Port Hope
• Cameco Fuel Manufacturing Inc.
• GLE

URANIUM

Operations

Our uranium production capacity is among the world's largest. However, in 2018, with many of our operations in care and maintenance, we accounted for 9% of world production. We have controlling ownership of the world's largest high-grade reserves.

Advanced Uranium Projects

We use a stage gate process to evaluate our uranium projects and will advance them at a pace aligned with market opportunities, in order to respond when the market signals a need for more uranium.

Uranium Exploration (grey shaded)

FUEL SERVICES

We are an integrated uranium fuel supplier, offering refining, conversion and fuel manufacturing services. We control about 25% of world primary conversion capacity.

MARKETING

We sell uranium and fuel services to nuclear utilities in 13 countries, with sales commitments to supply about 125 million pounds of U_3O_8 and over 40 million kilograms of UF_6 conversion services.

OTHER FUEL CYCLE INVESTMENTS

ENRICHMENT

GE-Hitachi Global Laser Enrichment (GLE) is testing a third-generation technology that, if successful, will use lasers to commercially enrich uranium. We have a 24% interest in GLE, which is currently undergoing restructuring.

* Operation suspended/curtailed due to current market conditions

4  CAMECO CORPORATION

Advantages

With our extraordinary assets, long-term contract portfolio, employee expertise, comprehensive industry knowledge and strong balance sheet, we are confident in our ability to increase long-term shareholder value.

• Inkai
• Cameco Europe Ltd.
• Yeelirrie
• Kintyre

MANAGEMENT’S DISCUSSION AND ANALYSIS  5

2018 performance highlights

Our focus throughout 2018 continued to be on lowering our costs and improving efficiency in order to maximize cash flow amid ongoing challenging and uncertain uranium market conditions. We have seen a significant improvement in the market relative to a year ago and continue to anticipate a market shift. Despite these improvements, the timing of that shift is still uncertain. Spot prices have increased by more than 20% since the beginning of 2018, and some interest in long-term contracting is emerging. However, uranium prices and contracting opportunities are still not where they need to be to restart the significant idled production capacity that exists, and are far below the level that would warrant investment in value-adding growth opportunities. Until we see that shift emerge, we will continue to take the necessary actions intended to shield the company from the nearer-term risks we face and that we expect will reward shareholders for their continued patience and support of our strategy to build long-term value.

Financial performance

HIGHLIGHTS
DECEMBER 31 ($ MILLIONS EXCEPT WHERE INDICATED)	2018	2017	CHANGE
Revenue	2,092	2,157	(3)%
Gross profit	296	436	(32)%
Net earnings (loss) attributable to equity holders	166	(205)	>100%
$ per common share (diluted)	0.42	(0.52)	>100%
Adjusted net earnings (non-IFRS, see page 27)	211	59	>100%
$ per common share (adjusted and diluted)	0.53	0.15	>100%
Cash provided by operations (after working capital changes)	668	596	12%

Net earnings (loss) attributable to equity holders (net earnings (loss)) and adjusted net earnings were higher in 2018 compared to 2017, in-line with the outlook we provided. See 2018 consolidated financial results beginning on page 26 for more information.

One of the more notable developments in 2018, was the unequivocal win in our court case with the Canada Revenue Agency (CRA) for the 2003, 2005 and 2006 tax years. In September, the Tax Court of Canada (Tax Court) ruled that our marketing and trading structure involving foreign subsidiaries and the related transfer pricing methodology used for certain intercompany uranium purchase and sale agreements were in full compliance with Canadian laws for the three tax years in question, reinstating our original filing position. In accordance with the ruling, we have made an application to the Tax Court to recover costs in the amount of $38 million. In its response to the Tax Court regarding our cost submission, CRA is claiming $9.6 million would be an appropriate award in this case. The actual award is at the discretion of the Tax Court.

In October, CRA filed a notice of appeal with the Federal Court of Appeal. In its filing, CRA did not appeal the Tax Court’s finding that sham was not present, but focused on the Tax Court’s interpretation and application of the transfer pricing provisions in section 247 of the Income Tax Act as the basis for its appeal. It could take up to two years to receive a decision from the Federal Court of Appeal. However, we expect the Tax Court’s ruling will be upheld on appeal and believe the decision should apply in principle to subsequent years. See Transfer Pricing Dispute on page 31 for more information.

Our segment updates

In our uranium segment, annual production was in-line with expectations as a result of the planned suspension of production at the McArthur River/Key Lake operation. Key highlights:

•	extended the production suspension at McArthur River/Key Lake for an indeterminate duration, removing 18 million pounds per year (100% basis) from the market

•	annual production of 9.2 million pounds—in-line with the guidance provided in our 2018 third quarter MD&A

•	quarterly production of 2.4 million pounds in the fourth quarter—65% lower than in 2017 due to the suspension of production at McArthur River/Key Lake and the change in reporting for JV Inkai

•	annual purchases of 14 million pounds, including 6 million pounds on the spot market

6  CAMECO CORPORATION

Production in 2018 from our fuel services segment was 33% higher than in 2017, as a result of an increase in UF6 production given the increase in demand in the market.

See Our operations and projects beginning on page 55 for more information.

HIGHLIGHTS			2018	2017	CHANGE
Uranium	Production volume (million lbs)		9.2	23.8	(61)%
	Sales volume (million lbs)		35.1	33.6	4%
	Average realized price	($US/lb)	37.01	36.13	2%
		($Cdn/lb)	47.96	46.80	2%
	Revenue ($ millions)		1,684	1,574	7%
	Gross profit ($ millions)		268	395	(32)%
Fuel services	Production volume (million kgU)		10.5	7.9	33%
	Sales volume (million kgU)		11.7	11.5	2%
	Average realized price	($Cdn/kgU)	26.78	27.20	(2)%
	Revenue ($ millions)		314	313	—
	Gross profit ($ millions)		59	64	(8)%

Industry prices

	2018	2017	CHANGE
Uranium ($US/lb U3O8)[1]
Average annual spot market price	24.59	21.78	13%
Average annual long-term price	30.38	31.92	(5)%
Fuel services ($US/kgU as UF6)[1]
Average annual spot market price
North America	9.98	5.26	90%
Europe	10.32	5.69	81%
Average annual long-term price
North America	14.33	14.00	2%
Europe	14.44	14.04	3%

Note:	the industry does not publish UO2 prices.

[1]	Average of prices reported by TradeTech and UxC, LLC (UxC)

On the spot market, where purchases call for delivery within one year, the volume reported by UxC for 2018 was approximately 88.5 million pounds, compared to 48.1 million pounds in 2017. At the end of 2018, the average reported spot price was $27.75 (US) per pound, up $4.00 (US) from the end of 2017. During the year, the uranium spot price ranged from a high of $29.10 (US) per pound to a low of about $21.00 (US) per pound, averaging around $24.60 (US) for the year.

Long-term contracts usually call for deliveries to begin more than two years after the contract is finalized, and use a number of pricing formulas, including fixed prices escalated over the term of the contract, and market referenced prices (spot and long-term indicators) quoted near the time of delivery. The volume of long-term contracting reported by UxC for 2018 was about 89.9 million pounds compared to about 82.9 million pounds in 2017. Volumes continue to be less than the quantities consumed. The average reported long-term price at the end of the year was $32.00 (US) per pound, up $1.00 (US) from 2017.

With the uncertainty created by market access and trade policy issues facing the nuclear industry, we expect contracting in 2019 could remain largely discretionary.

Spot UF6 conversion prices increased in both the North American and European markets, as did long-term UF6 conversion prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS  7

Also of note

TEPCO contract dispute

On January 31, 2017, TEPCO confirmed that it would not accept a uranium delivery scheduled for February 1, 2017, and would not withdraw the contract termination notice it provided to Cameco Inc. on January 24, 2017 with respect to a uranium supply agreement between TEPCO and Cameco Inc. TEPCO alleged that an event of “force majeure” had occurred because it had been unable to operate its nuclear reactors for 18 consecutive months due to the Fukushima nuclear accident in March 2011 and the resulting government regulations. Cameco Inc. sees no basis for terminating the agreement and is pursuing all its legal rights and remedies against TEPCO.

Under the agreement, TEPCO had already received and paid for 2.2 million pounds of uranium since 2014. The termination affects approximately 9.3 million pounds of uranium deliveries through 2028, worth approximately $1.3 billion in revenue to Cameco Inc., including about $126 million in each of 2017, 2018 and 2019 based on 855,000 pounds of deliveries in each of those years. All estimates and uranium volumes are provided on a consolidated basis for Cameco using expected contract prices and an exchange rate of $1.00 (US) for $1.30 (Cdn) and do not reflect any resale of the cancelled deliveries under the contract with TEPCO.

In accordance with the provisions in the supply agreement, an arbitration hearing to resolve the dispute took place during January of 2019. There are a number of post hearing steps and we expect they will be completed by mid-May, 2019. The timing of the final decision will be dependent on how long the arbitrators deliberate following receipt of post-hearing submissions. The arbitration proceedings are subject to a confidentiality order which limits the information we are able to disclose.

We are seeking damages of approximately $700 million (US) plus interest and legal costs.

In this MD&A, our 2019 financial outlook and other disclosures relating to our contract portfolio are presented on a basis that excludes this agreement with TEPCO, which is under dispute.

SHARES AND STOCK OPTIONS OUTSTANDING

At February 6, 2019, we had:

•	395,792,732 common shares and one Class B share outstanding

•	8,800,624 stock options outstanding, with exercise prices ranging from $11.32 to $39.53

DIVIDEND

In 2018, our board of directors declared a dividend of $0.08 per common share, which was paid December 14, 2018. The decision to declare an annual dividend by our board will be based on our cash flow, financial position, strategy and other relevant factors including appropriate alignment with the cyclical nature of our earnings.

8  CAMECO CORPORATION

Market overview and developments

Cautiously optimistic

The uranium market has improved significantly relative to a year ago. There have been substantial production cuts, cuts to some secondary supplies, reductions in producer inventories, and an increase in demand for uranium in the spot market from producers and financial players. These actions have helped remove excess material from the spot market and have put upward pressure on the uranium spot price. At the end of the year, the spot price was up about 17% compared to the end of 2017. The market has finally reached the point where, on an annual basis, consumption has returned to pre-2011 levels, and some interest in long-term contracting is emerging.

Despite these improvements in the uranium market, we believe there is still a need for some caution in the near term. It is important to remember that much of the supply that has been removed from the market is a result of supply curtailment not supply destruction. There is plenty of idle tier-one production and tier-one expansion capabilities, as well as idle tier-two production and expansion capabilities. And, we can’t lose sight of material sitting with financial players. This is capacity that can come back to the market relatively quickly. As a result, new supply poses a significant risk to the uranium market recovery. Today, we believe even the promise of new supply could create a headwind and put downward pressure on uranium prices.

A LOT OF MOVING PARTS

While the reason for continued caution is the same as last year (a lack of acceptable long-term contracting opportunities) the cause has changed. Previously, the lack of acceptable contracting opportunities was caused by an oversupplied uranium spot market, which led to complacency and discretion. However, there have been a number of significant supply and demand developments, which make for a lot of moving parts in our industry. These moving parts have shifted market sentiment to one of uncertainty and confusion, resulting in some market paralysis while participants try to digest the implications of the changing dynamics.

Supply is not guaranteed

Economic realities continue to have an impact on the security of supply in our industry. Not only does it not make sense to invest in future primary supply – we have seen additional existing primary supply shutdown and not just by the higher-cost producers. Even the lowest-cost producers are deciding to preserve long-term value by leaving uranium in the ground. Adding to security of supply concerns today are the market access and trade policy issues facing the nuclear industry. These market access and trade policy issues highlight the importance of origin in an industry where almost 90% of primary production comes from countries that consume little-to-no uranium, and 90% of uranium consumption occurs in countries that have little or no primary production. Furthermore, the issues highlight the fact that nearly 70% of primary production is in the hands of state-owned enterprises, after taking into account all of the cuts to primary production that have occurred. Some of the more significant supply developments are:

•

Our 2018 decision, along with our partner, Orano, to extend the production suspension at McArthur River/Key Lake for an indeterminate duration, removing 18 million pounds annually from the market, and adding to the production curtailments at Rabbit Lake and in the US in 2016.

•

In the US, which has the largest fleet of nuclear reactors in the world, an investigation was launched by the Department of Commerce in July of 2018 under section 232 of the Trade Expansion Act. The investigation is to determine whether the quantity and circumstances of foreign uranium imports into the US threaten to impair national security.

•

In March 2018, the US Department of Energy suspended its remaining excess uranium sales for the fiscal year, removing about 1.6 million pounds of secondary supply from the market. Legislation has been approved that extends the program suspension for the 2019 fiscal year as well, which is expected to result in a reduction of available secondary supplies of about 3 million pounds.

•	The review of the Russian Suspension Agreement, which imposes annual quotas on imports of Russian uranium into the US, and expires at the end of 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS  9

•

Kazatomprom announced its intent to reduce 2018 production to about 56 million pounds, about 8% less than its production in 2017, and during the year sold inventory in excess of 8 million pounds to Yellow Cake plc’s uranium fund. And, in conjunction with its initial public offering (IPO), it stated its intent to shift to a market-centric operator, as opposed to a production-led operator.

•	The recapitalization of Paladin and its subsequent decision to put its Langer-Heinrich operation in Namibia on care and maintenance.

•	Reports that the Husab mine in Namibia faced several technical and operational challenges in its rampup of production.

•	Rio Tinto’s announcement that it has entered into a binding agreement with China National Uranium Corporation Limited to sell its entire 68.62% share in the Rossing mine in Namibia.

•

The May 2019 expiration of the contract with unionized employees at Orano’s McClean Lake mill, which poses a risk to production plans at Cigar Lake if an agreement cannot be reached and there is a labour dispute.

Demand has recovered and is growing

The demand gap left by forced and premature nuclear reactor shut-downs since March of 2011 has largely been filled. And, with eight new reactors beginning commercial operation in 2018, 50 reactors under construction, and many more planned, demand is growing. This growth is largely occurring in Asia and the Middle East, however it is being partially offset by early reactor retirements, plans for reduced reliance on nuclear, or phase-out policies in other regions. There is mixed demand news for the nuclear industry. Some of the more significant developments are:

•

The increased demand from financial players who are interested in holding physical uranium, including the IPO by Yellow Cake plc. UxC estimates financial players purchased around 14.5 million pounds of uranium on the spot market in 2018.

•

The increased demand for uranium on the spot market by producers, including us, to replace curtailed production in order to meet delivery commitments. Over 11 million pounds were purchased in the spot market by producers in 2018, triple the volume of 2017.

•

In China, the fastest growing nuclear energy market in the world, six reactors, including the world’s first AP1000 and EPR reactors, began commercial operation in 2018. Although there has been a slowdown in construction starts, we believe the startup and regulatory approval of this new generation of reactors will clear the path for additional new build projects in that country.

•

In the US, news was mixed. The owners of the Vogtle 3 and 4 nuclear construction project voted to proceed, and several states including Illinois, New York, New Jersey, and Connecticut enacted incentives to support the continued operation of nuclear plants. However, several planned reactor shutdowns were also announced.

•	In Taiwan, 60% of the ballots cast in a November referendum rejected the government’s plan to phase-out nuclear by 2025.

•

A number of Japanese utilities have now successfully navigated through the new, rigorous safety inspection process, with nine reactors operating and an additional 18 reactors at various stages in the restart approval process. The Japanese government approved a new basic energy plan confirming that nuclear power will play a significant role in its energy strategy.

•

In India, the government announced nine reactors were under construction and were to be completed by 2025. Another 12 reactors have obtained administrative and financial approval and the government is targeting startup by 2031.

•

Poland’s draft energy policy plans for its first nuclear power plant to be in operation by 2033 and for total installed nuclear capacity to reach 6000 to 9000 MWe by 2040, representing 10% of its electricity supply.

•

In France, the long-term energy strategy plans for a reduction in nuclear power’s share of its energy mix to 50% by 2035, resulting in the eventual shutdown of 14 nuclear reactors. The closures are subject to its ability to ensure the security of its electricity supply and the evolution of the transition of its energy mix to renewables. The plan did maintain the option for future construction of new reactors.

•	In South Korea, the government announced the early retirement of one of its nuclear reactors and cancelled plans for four new units. Construction on five units is still proceeding.

•	A number of other countries, such as UAE, Belarus, Bangladesh, Turkey and Saudi Arabia, continue with their nuclear energy construction programs and plans.

10  CAMECO CORPORATION

Growing support from proponents of clean air and climate change

In addition to the market dynamics discussed above, there is a growing acknowledgment that adherence to clean air and global climate change goals requires a material dedication to all non-emitting energy sources, including nuclear. World electricity demand will grow because of the positive impact it has on quality of life, however this cannot occur at the expense of clean air. The director of the Sustainable Energy Division of the United Nations Economic Commission for Europe (UNECE) has stated that the search for a solution to climate change must include a discussion of nuclear power, and the UNECE included it on its annual conference agenda for the first time. In addition, the United Nations Intergovernmental Panel on Climate Change special report made it clear that nuclear energy is a necessary part of an effective global response to achieving climate change goals. The Union of Concerned Scientists, who has traditionally not supported nuclear energy, has also acknowledged that in order to combat climate change, all zero carbon options have to be considered, including nuclear.

OPPORTUNITIES FOR THOSE WHO CAN WAIT

UxC reports that over the last five years only 396 million pounds have been locked-up in the long-term market, while over 831 million pounds have been consumed in reactors. We remain confident that utilities have a growing gap to fill.

MANAGEMENT’S DISCUSSION AND ANALYSIS  11

Like other commodities, the uranium industry is cyclical. History demonstrates that in general, when prices are rising and high, uranium is perceived as scarce, and a lot of contracting activity takes place. The heavy contracting that takes place during price runs, drives investment in higher-cost sources of production. Once that production is in the market, it tends to stay in the market longer than is economically rational, creating the perception that uranium is abundant and always will be, and prices decline. When prices are declining and low, like we have seen over the past seven years, there is no perceived urgency to contract, and contracting activity and investment in new supply drops off. After years of low investment in supply, as has been the case so far this decade, security of supply tends to overtake price concerns at some point, and utilities re-enter the long-term market to ensure they have the reliable supply of uranium they need to run their reactors.

We believe the current backlog of long-term contracting initially created by the low-price environment, and now by the uncertainty and confusion in our industry, presents a substantial opportunity for commercially motivated suppliers like us that can weather the low-price part of the cycle. As a low-cost producer, we plan our operations with these price cycles in mind.

In our industry, customers do not come to the market right before they need to load uranium into their reactors. To operate a reactor that could run for more than 60 years, natural uranium and the downstream services have to be purchased years in advance, allowing time for a number of processing steps before it arrives at the power plant as a finished fuel bundle. At present, we believe there is a significant amount of uranium that needs to be contracted to keep reactors running into the next decade.

UxC estimates that cumulative uncovered requirements are about 1.9 billion pounds to the end of 2035. The longer the recovery of the long-term market is delayed, the less certainty there will be about the availability of future supply to fill growing demand. Ultimately, we expect the current market uncertainty to give way to increasing concerns about the security of future supply.

12  CAMECO CORPORATION

As utilities’ uncovered requirements grow, annual supply declines, demand for uranium from producers and financial players increases, and with trade policy potentially restricting access to some markets, we believe the pounds available in the spot market will not be enough to satisfy the growing backlog of long-term demand. As a result, we expect there will be increased pressure for a return to long-term contracting on acceptable terms.

Global population is on the rise, and with the world’s need for safe, clean, reliable baseload energy, nuclear remains an important part of the energy mix. We remain confident in the future of the nuclear industry, while at the same time recognizing that uncertainty persists.

With demand coming on in the form of restarts and new reactors, and supply becoming less certain as a result of curtailments, lack of investment, and market access and trade policy issues, we’re continuing to expect a market shift. Until that time, we will continue to take the actions we believe are necessary to position the company for long-term success. Therefore, we will undertake contracting activity which aligns with the uncertain timing of a market recovery and is intended to ensure we have adequate protection under our contract portfolio, while maintaining exposure to the rewards that come from having uncommitted, low-cost supply to deliver into a strengthening market.

MANAGEMENT’S DISCUSSION AND ANALYSIS  13

Our strategy

Our strategy is set within the context of a challenging market environment, which we expect to give way to strong long-term fundamentals driven by increasing populations and growing electricity demand. Nuclear energy is an option that can provide the power needed, not only reliably, but also safely and affordably, and in a way that avoids adding to the air pollution that plagues so many countries with developing economies.

Tier-one focus

We are a pure-play nuclear fuel investment, focused on providing a clean source of energy, and taking advantage of the long-term growth we see coming in our industry. Our strategy is to focus on our tier-one assets and profitably produce at a pace aligned with market signals in order to preserve the value of those assets and increase long-term shareholder value, and to do that with an emphasis on safety, people and the environment.

URANIUM

Uranium production is central to our strategy, as it is the biggest value driver of the nuclear fuel cycle and our business. In accordance with market conditions, and to mitigate risk, we will evaluate the optimal mix of our production, inventory and purchases in order to satisfy our contractual commitments and in order to return the best value possible. We will not produce from our tier-one assets to sell into an oversupplied spot market. During a prolonged period of uncertainty, this could mean leaving our uranium in the ground. As conditions improve, we expect to meet rising demand with production from our best margin operations.

In light of today’s lingering uncertainty as to how long the weak market conditions will persist, we are focused on preserving the value of our lowest cost assets, on maintaining a strong balance sheet, on protecting and extending the value of our contract portfolio and on efficiently managing the company in a low price environment. We have undertaken a number of deliberate and disciplined actions. In 2018, these actions resulted in:

•	lower capital expenditures

•	lower direct administration and exploration costs

•	increased care and maintenance costs

•	accumulation of significant cash on our balance sheet

Consistent with our actions, we reduced our 2018 dividend to $0.08 per share, which was paid on December 14, 2018. In addition, we have extended the production shutdown at our McArthur River/Key Lake operation for an indeterminate duration, removing 18 million pounds of uranium annually from the market. Some of our actions have a cost in the short term, and we must weigh these costs against the value we expect they will generate over the long term. Accordingly, we will adjust our actions with market signals with the intent of being able to self-manage risk, and to ensure our tier-one assets are available to us in a market that values them appropriately.

FUEL SERVICES

Our fuel services division is a source of profit and supports our uranium segment while allowing us to vertically integrate across the fuel cycle. Our focus is on maintaining and optimizing profitability.

OTHER FUEL CYCLE INVESTMENTS

We continue to explore other opportunities within the nuclear fuel cycle. In particular, we are interested in the second largest value driver of the fuel cycle, enrichment. Having operational control of uranium production, conversion, and enrichment facilities would offer operational synergies that could enhance profit margins.

Capital allocation – focus on value

Delivering returns to our long-term shareholders is a top priority. We continually evaluate our investment options to ensure we allocate our capital in a way that we believe will:

•	create the greatest long-term value for our shareholders

•	allow us to maintain our investment-grade rating and mitigate risk

•	allow us to execute on our dividend while ensuring it is appropriately aligned with the cyclical nature of our earnings

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To deliver value, free cash flow must be productively reinvested in the business or returned to shareholders, which requires good execution and disciplined allocation. Our decisions are based on the run rate of our business, not one-time events. Cash on our balance sheet that exceeds value-adding growth opportunities and/or is not needed to self-manage risk should be returned to shareholders.

We have a multidisciplinary capital allocation team that evaluates all possible uses of investable capital.

We start by determining how much cash we have to invest (investable capital), which is based on our expected cash flow from operations minus expenses we consider to be a higher priority, such as dividends and financing costs, and could include others. This investable capital can be reinvested in the company or returned to shareholders.

Our capital allocation decisions will continue to pivot on what the market is providing. With the continued market uncertainty we are facing, our ongoing dispute with CRA, the pending decision in our TEPCO arbitration, and our $500 million debenture maturing in September 2019, the objective of our capital allocation is to maximize cash flow, while maintaining our investment-grade rating through close management of our balance sheet metrics.

With the metrics that inform an investment-grade rating in mind, and in this period of low uranium prices, we have taken steps to improve margin and cash flow by:

•

responsibly managing our sources of supply thereby preserving the value of our tier-one assets, and which, in 2018, resulted in the reduction of inventory and the release of significant working capital

•	restructuring our activities to reduce our operating, capital, and general and administrative spending

•	reducing our annual dividend from $0.40 per share to $0.08 per share in 2018

As a result, we expect we will be in a position to retire our $500 million debenture maturing in 2019.

REINVESTMENT

If a decision is made to reinvest capital in sustaining, capacity replacement, or growth, all opportunities are ranked and only those that meet the required risk-adjusted return criteria are considered for investment. We also must identify, at the corporate level, the expected impact on cash flow, earnings, and the balance sheet. All project risks must be identified, including the risks of not investing. Allocation of capital only occurs once an investment has cleared these hurdles.

This may result in some opportunities being held back in favour of higher return investments, and should allow us to generate the best return on investment decisions when faced with multiple prospects, while also controlling our costs. If there are not enough good investment prospects internally or externally, this may result in residual investable capital, which we would then consider returning directly to shareholders.

While we are seeing some improvement in the spot market and we are beginning to get more clarity on our litigation risks, we have not yet seen the market transition needed to restart our idled production capacity. Therefore, until we see that transition, our focus for 2019 through 2021 will continue to be primarily on sustaining and capacity replacement capital to ensure we have the ability to meet our contractual commitments and to maintain optionality longer term. In addition, if we get clarity on our CRA or TEPCO disputes, which generate a one-time cash infusion, we will focus on the debt portion of our ratings metrics. This may mean an even greater emphasis on reducing the debt on our balance sheet. However, if the market does begin to transition and higher uranium prices are beginning to flow through our contract portfolio, and we are able to sign acceptable long-term contracts, the earnings portion of our rating metrics are expected to improve. In that scenario, reducing debt would not be the priority. Our priority would be to invest in restarting our idled tier-one assets, and if warranted, turn to value-adding growth opportunities.

RETURN

We believe in returning cash to shareholders, but are also focused on protecting the company by maintaining our investment-grade rating, and rewarding those shareholders who understand and support our strategy to build long-term value. If we have excess cash and determine the best use is to return it to shareholders, we can do that through a share repurchase or dividend—an annual dividend, one-time supplemental dividend or a progressive dividend. When deciding between these options, we consider a number of factors, including the nature of the excess cash (one time or cash generated by our business operations), growth prospects for the company, and growth prospects for the industry.

MANAGEMENT’S DISCUSSION AND ANALYSIS  15

Share buyback: If we were generating excess cash while there were few or no growth prospects for the company or the industry, then a share buyback might make sense. However, our current view is that the long-term fundamentals for Cameco and the industry remain strong.

Dividend: The amount and type of dividend paid, annual, progressive or one-time supplemental is evaluated by our board of directors with careful consideration of our cash flow, financial position, strategy, and other relevant factors including appropriate alignment with the cyclical nature of our earnings.

Marketing framework – balanced contract portfolio

As with our corporate strategy and approach to capital allocation, the purpose of our marketing framework is to deliver value. Our approach is to secure a solid base of earnings and cash flow by maintaining a balanced contract portfolio that optimizes our realized price.

We evaluate our strategy in the context of our market environment and continue to adjust our actions in accordance with our marketing framework:

•

First, we will not produce from our tier-one assets to sell into an oversupplied spot market. We will not produce from these assets unless we can deliver our tier-one pounds under long-term contracts that provide an acceptable rate of return on these assets for our owners.

•

Second, we do not intend to build up an inventory of excess uranium. Excess inventory serves to contribute to the sense that uranium is abundant and creates an overhang on the market, and it ties up working capital on our balance sheet.

•

Third, in addition to our committed sales, we will capture demand in the market where we think we can obtain value. We will take advantage of opportunities the market provides, where it makes sense from an economic, logistical and strategic point of view. Those opportunities may come in the form of spot, mid-term or long-term demand, and will be additive to our current committed sales.

•

Fourth, once we capture demand, we will decide how to best source material to satisfy that demand. Depending on the timing and volume of our production, purchase commitments, and our inventory volumes, this means we will be active buyers in the market in order to meet our demand obligations.

•

And finally, in general, if we choose to source material to meet demand by purchasing it, we expect the price of that material will be more than offset by the leverage to market prices in our sales portfolio over a rolling 12-month period.

In addition to this framework, our contracting decisions always factor in who the customer is, our desire for regional diversification, the product form, and logistical factors.

Ultimately, our goal is to protect and extend the value of our contract portfolio on terms that recognize the value of our assets and provide adequate protection when prices go down and allow us to benefit when prices rise. We believe using this framework will allow us to create long-term value for our shareholders. Our focus will continue to be on maximizing cash flow, while maintaining our investment-grade rating so we can self-manage risk, including being in a position to retire our $500 million debenture maturing in 2019.

LONG-TERM CONTRACTING

Uranium is not traded in meaningful quantities on a commodity exchange. Utilities have historically bought the majority of their uranium and fuel services products under long-term contracts with suppliers, and have met the rest of their needs on the spot market. We sell uranium and fuel services directly to nuclear utilities around the world as uranium concentrates, UO2 and UF6, conversion services, or fuel fabrication. We have a solid portfolio of long-term sales contracts that reflect the long-term, trusting relationships we have with our customers.

In general, we are always active in the market, buying and selling uranium when it is beneficial for us and in support of our long-term contract portfolio. We undertake activity in the spot and term markets prudently, looking at the prices and other business factors to decide whether it is appropriate to purchase or sell into the spot or term market. Not only is this activity a source of profit, it gives us insight into underlying market fundamentals.

We deliver large volumes of uranium every year, therefore our net earnings and operating cash flows are affected by changes in the uranium price. Market prices are influenced by the fundamentals of supply and demand, market access and trade policy issues, geopolitical events, disruptions in planned supply and demand, and other market factors.

16  CAMECO CORPORATION

The objectives of our contracting strategy are to:

•	maximize realized price while reducing volatility of our future earnings and cash flow

•	focus on meeting the nuclear industry’s growing annual uncovered requirements with our future uncommitted supply while ensuring adequate regional diversity

•	establish and grow market share with strategic customers

We target a ratio of 40% fixed-pricing and 60% market-related pricing in our portfolio of long-term contracts, including mechanisms to protect us when the market price is declining and allow us to benefit when market prices go up. This is a balanced and flexible approach that allows us to adapt to market conditions and put a floor on our average realized price, and deliver the best value to shareholders over the long term.

This approach has allowed us to realize prices higher than the market prices during periods of weak uranium demand, and we expect it will enable us to realize increases linked to higher market prices in the future.

Fixed-price contracts for uranium: are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract.

Market-related contracts for uranium: are different from fixed-price contracts in that they may be based on either the spot price or the long-term price, and that price is as quoted at the time of delivery rather than at the time the contract is accepted. These contracts sometimes provide for discounts, and often include floor prices and/or ceiling prices, which are usually escalated over the term of the contract.

Fuel services contracts: the majority of our fuel services contracts are at a fixed price per kgU, escalated over the term of the contract, and reflect the market at the time the contract is accepted.

OPTIMIZING THE CONTRACT PORTFOLIO

We work with our customers to optimize the value of our existing contract portfolio. In cases where a customer is seeking relief due to a challenging policy, operating, or economic environment, we evaluate their specific circumstances and assess their long-term sustainability. Where we deem the customer’s long-term demand to be at risk, we may consider options that allow us to benefit from converting that uncertain future value into certain present value. In contrast, where the customer is considered to have a more certain and predictable future, we may offer relief. For example, in a low price environment, we may blend in more market-related volumes in the near term, but only where the customer is willing to extend the terms and conditions of that contract out into the future, and only where it is beneficial to us.

CONTRACT PORTFOLIO STATUS

We have commitments to sell over 125 million pounds of U3O8 with 33 customers worldwide in our uranium segment, and over 40 million kilograms as UF6 conversion with 28 customers worldwide in our fuel services segment. The annual average sales commitments over the next five years in our uranium segment is around 20 million pounds, with commitment levels in 2019 and 2020 higher than in 2021 through 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS  17

Customers – U3O8:

Five largest customers account for 56% of commitments

Customers – UF6 conversion:

Five largest customers account for 61% of commitments

MANAGING OUR CONTRACT COMMITMENTS

To meet our delivery commitments, we use our uranium supply, which includes uranium obtained from:

•	our existing production

•	purchases under our JV Inkai agreement, under long-term agreements and in the spot market

•	our existing inventory

We allow sales volumes to vary year-to-year depending on:

•	the level of sales commitments in our long-term contract portfolio

•	our production volumes

•	purchases under existing and/or new arrangements

•	discretionary use of inventories

•	market opportunities

18  CAMECO CORPORATION

Managing our costs

PRODUCTION COSTS

In order to operate efficiently and cost-effectively, we manage operating costs and improve plant reliability by prudently investing in production infrastructure, new technology, and business process improvements. Like all mining companies, our uranium segment is affected by the cost of inputs such as labour and fuel.

Given the current market dynamics, in 2019, our only operating property will be Cigar Lake. Our McArthur River/Key Lake, Rabbit Lake, and US operations are currently on care and maintenance. While we have these operations on standby, our cash production costs will reflect the operating cost of mining and milling our share of Cigar Lake mineral reserves, which is estimated to be between $15 and $16 per pound over the entire life-of-mine.

Operating costs in our fuel services segment are mainly fixed. In 2018, labour accounted for about 52% of the total. The largest variable operating cost is for zirconium, followed by energy (natural gas and electricity), and anhydrous hydrogen fluoride.

CARE AND MAINTENANCE COSTS

In 2019, we expect to incur between $130 million and $160 million in care and maintenance costs related to the suspension of production at our McArthur River/Key Lake mine and mill, Rabbit Lake mine and mill, and US operations. The largest proportion of these costs will be incurred at McArthur River/Key Lake.

Consistent with our tier-one strategy, we expect that production at McArthur River/Key Lake will be the first of our operations to restart once we see the appropriate market signals. As a result, we are focused on asset reliability, and ensuring we have the resources critical for a restart. This means higher care and maintenance costs compared to Rabbit Lake and in the US. Our Rabbit Lake and US operations are higher-cost, and with plenty of idle tier-one capacity and tier-one expansion capacity globally that can come back on line relatively quickly, the restart horizon is less certain.

While Rabbit Lake and our US operations are in standby, we will continue to evaluate our options in order to minimize costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS  19

PURCHASES AND INVENTORY COSTS

Our costs are also affected by the purchases of uranium and conversion services we make under long-term contracts and on the spot market.

To meet our delivery commitments, we make use of our mined production, inventories, purchases under long-term contracts, and purchases we make on the spot market. We also make purchases on the spot and long-term market where it is beneficial to do so. In 2019, the price for the majority of our purchases will be quoted at the time of delivery.

The cost of purchased material may be higher or lower than our other sources of supply, depending on market conditions. The cost of purchased material affects our cost of sales, which is determined by calculating the average of all of our sources of supply, including opening inventory, production, and purchases, and adding royalties, selling costs, and care and maintenance costs. If market prices exceed our cost of produced material including royalties, we expect the cost of sales to increase accordingly.

FINANCIAL IMPACT

As greater certainty returns to the uranium market, based on our view that the market will transition from being supply-driven to being demand-driven, we expect uranium prices will rise to reflect the cost of bringing on new primary production to meet growing demand.

We have taken a number of deliberate and disciplined actions to reduce supply and streamline operations. Some of these actions come with a cost in the near term, like care and maintenance costs, but we expect the benefit over the long term will far outweigh those costs.

We believe our actions will help shield the company from the nearer term risks we face and will reward shareholders for their continued patience and support of our strategy to build long-term value.

Committed to our values

Our values are at the core of everything we do and define who we are as a company.

SAFETY AND ENVIRONMENT

The safety of people and protection of the environment are the foundations of everything we do, locally and globally.

PEOPLE

We value the contribution of every employee and demonstrate respect for individual dignity, creativity and cultural diversity.

INTEGRITY

We lead by example, earn trust, honour our commitments and conduct our business ethically.

EXCELLENCE

Through leadership, collaboration and innovation, we strive to achieve our full potential and inspire others to reach theirs.

20  CAMECO CORPORATION

Sustainable development: A key part of our strategy, reflecting our values

Social responsibility, safety of our workforce and the public, as well as environmental protection are top priorities for us. In fact, we have built our corporate objectives around them within our four measures of success: a safe, healthy and rewarding workplace, a clean environment, supportive communities, and outstanding financial performance. Sustainability is at the core of our company culture. It helps us:

•	build trust, credibility and corporate reputation

•	gain and enhance community support for our operations and plans

•	attract and retain employees

•	manage risk

•	drive innovation and continual improvement to build competitive advantage

Given this, we have sustainable development principles and practices embedded throughout our organization, from our overall corporate strategy to day-to-day operations.

Consequently, we recognize that changes in our operations and support functions, including the suspension of production at Rabbit Lake and curtailment at the US operations in 2016, the suspension of production at our McArthur River/Key Lake operation for an indeterminate duration, the reduction of the workforce at our northern Saskatchewan operations and at our corporate office, and the changes made to the way our global marketing activities are organized all have a significant impact on the communities where we operate. We regret the negative impact that these carefully deliberated decisions have on affected employees and other stakeholders. However, these actions are deemed necessary for the long-term health of the company in a uranium market that continues to be weak. Improving operational efficiency is part of our strategy to effectively manage costs and remain competitive through these low times, while positioning the company and our stakeholders to benefit as the market improves.

SAFE, HEALTHY, REWARDING WORKPLACE

We are committed to living a strong safety culture, while looking to continually improve. As a result of this commitment, we have a long history of strong safety performance at our operations and across the organization.

2018 Highlights:

•

best safety performance in the history of the company as measured by Total Recordable Incident Rate (TRIR) and Lost Time Incident rate. However, our TRIR performance did not meet the improvement target set for 2018.

•

several operations reached significant safety milestones, including the Blind River refinery and the Crow Butte operation passing 12 and 11 years respectively without a lost time incident and several other facilities continued to increase their record of days without a lost time accident

•	continued low average dose of radiation to workers, including the Cigar Lake operation as it sustained production at licensed capacity

•	continued improvement of safety systems and performance for support groups, such as corporate facilities

A CLEAN ENVIRONMENT

We are committed to being a leading environmental performer. We strive to be a leader not only by complying with legal requirements, but also by keeping risks as low as reasonably achievable, and looking for opportunities to continually improve our performance.

We track our progress by monitoring the air, water and land near our operations, and by measuring the amount of energy we use and the amount of waste generated. We use this information to help identify opportunities to improve.

2018 Highlights:

•	as part of Vision in Motion, we began shipping contaminated soil and legacy low level radiative waste stored at the Port Hope conversion facility to the long-term waste management facility

•	remained a top performer under Canada’s Fisheries Act Metal and Diamond Mining Effluent Regulations with effluent performance well below regulatory limits

•	sustained Cigar Lake at full production without exceeding an environmental limit or having a significant environmental incident

•	continued efforts to reduce low level radioactive waste stored at our fuel services division

MANAGEMENT’S DISCUSSION AND ANALYSIS  21

•	implemented Canadian Standards Association (CSA) waste management standards at our fuel services division facilities

•	continued efforts to systematically improve energy conservation and efficiency at both our fuel services and Saskatchewan facilities

•	continued industry-leading research developing enhanced groundwater restoration techniques that can be applied at our US in-situ recovery operations

SUPPORTIVE COMMUNITIES

Gaining the trust and support of our communities, indigenous people, and governments is necessary to sustain our business. We earn support and trust through excellent safety and environmental performance, by proactively engaging our stakeholders in an open and transparent way, and by making a difference in communities wherever we operate. We are a leading employer of indigenous peoples in Canada, and a five-time Gold award winner through the Progressive Aboriginal Relations program as judged by the Canadian Council for Aboriginal Business. Since 2004, we have procured nearly $3.8 billion in services from local suppliers in northern Saskatchewan. These efforts are critical to obtaining and maintaining the necessary regulatory approvals.

2018 Highlights:

•	over $120 million in procurement from locally owned northern Saskatchewan companies (89% of total)

•

At December 31, in northern Saskatchewan, 319 of our employees were Residents of Saskatchewan’s North (RSN) (49.7% of total), compared to 603 RSN employees at the end of 2017 (49.6% of total). While the number of employees declined as a result of the suspension of production at our McArthur River/Key Lake operation for an indeterminate duration, we maintained the proportion of RSN.

•	Corporate Knights ranked Cameco as one of Canada’s top five Corporate Citizens in 2018

OUTSTANDING FINANCIAL PERFORMANCE

Long-term financial stability and profitability are essential to our sustainability as a company. We believe that sound governance is the foundation for strong corporate performance.

2018 Highlights:

•	continued to achieve an average realized price that outperformed the market

•	continued to take action to decrease costs, including lower capital expenditures, and lower direct administration and exploration costs

•	unequivocal win in our court case with CRA for the 2003, 2005 and 2006 tax years

Our governance practices

We believe that sound governance is the foundation for strong corporate performance. Our board of directors is responsible for overseeing management and our strategy and business affairs. Its goal is to ensure we operate as a successful business, optimizing financial returns while effectively managing risk.

In 2018, our board consisted of 10 directors who were selected based on their collective ability to contribute expertise to the broad range of issues the board faces when carrying out its responsibilities in overseeing our business and affairs.

WHAT WE DO:

•	Independent board – 90% of the directors in 2018 were independent

•	Non-executive chair leads the board – we maintain separate chair and CEO positions and have had a non-executive, independent chair of the board since 2003

•	Share ownership – we require our directors and executives to own shares, or have an equity interest in Cameco to align their interests with those of our shareholders and share ownership is disclosed

•	Majority voting for directors – the board adopted a majority voting policy in 2006

•	Strong risk oversight—the board and committees oversee our risk management program and strategic, financial and operational risks

•	Formal assessment process – the directors assess the board, committees and individual directors’ performance

•	Independent third-party review – the director assessment process is augmented by a third-party review every three years

22  CAMECO CORPORATION

•	Serving on other boards – we limit the number of other public company boards our directors can serve on, and serve on together

•	Director recruitment and board succession – we have term limits and a retirement policy for directors

•	Diverse board – our board has a diverse mix of skills, background and experience and 30% of directors in 2018 were female

•	Independent advice – board committees have full authority to retain independent advisors to help them carry out their duties and responsibilities

•	Code of conduct and ethics – directors, officers and employees must comply with our code of conduct and confirm their compliance every year

•	Long-standing shareholder engagement – we communicate openly with shareholders and other stakeholders

•	Say on pay – we have held an advisory vote on our approach to executive compensation every year since 2010

More information about our shareholder commitment, our governance principles, how our board operates and profiles of each of our directors can be found in our most recent management proxy circular and on our website at cameco.com/about/board-of-directors.

MONITORING AND MEASUREMENT

We take the integration of sustainable development and measurement of our performance seriously. We produced our first Sustainable Development (SD) Report in 2005, using the Global Reporting Initiative’s Sustainability Framework (GRI). We use GRI as our sustainability report card to our stakeholders. It tells them how we are performing against globally recognized key indicators that measure our social, environmental and economic impacts in the areas that matter most to them. It provides information about our goals, where we have met, exceeded or struggled with them, and how we plan to do better. We updated the GRI indicator data in 2018, and will update all indicators again in 2019.

We encourage you to review our SD report at cameco.com/about/sustainability which outlines our commitment to people and the environment in more detail.

All of our North American operations are now ISO 14001:2015 certified under a single corporate certification.

MANAGEMENT’S DISCUSSION AND ANALYSIS  23

Measuring our results

Each year, we set corporate objectives that are aligned with our strategic plan. These objectives fall under our four measures of success, and performance against specific targets under these objectives forms the foundation for a portion of annual employee and executive compensation. See our most recent management proxy circular for more information on how executive compensation is determined.

2018 OBJECTIVES[1]	TARGET	RESULTS

OUTSTANDING FINANCIAL PERFORMANCE

Earnings measure	Achieve targeted adjusted net earnings.	• adjusted net earnings was above the maximum target

Cash flow measure	Achieve cash flow from operations (after working capital changes).	• cash flow from operations was slightly below the target

SAFE, HEALTHY AND REWARDING WORKPLACE

Workplace safety measure	Strive for no injuries at all Cameco-operated sites. Maintain a long-term downward trend in combined employee and contractor injury frequency and severity, and radiation doses.

•  best safety performance in the history of the company, however TRIR did not achieve the improvement target set for 2018

•  completion of corrective actions exceeded the target

•  average radiation doses remained low and stable

CLEAN ENVIRONMENT

Environmental performance measures	Achieve divisional environmental aspect improvement targets.	• performance was within the targeted range • there were no significant environmental incidents in 2018

SUPPORTIVE COMMUNITIES

Stakeholder support measure	Implement Collaboration Agreements by supporting northern business development opportunities and build corporate reputation.	• sourcing of northern services from Northern Saskatchewan vendors was above the target

[1]	Detailed results for our 2018 corporate objectives and the related targets will be provided in our 2019 management proxy circular prior to our Annual Meeting of Shareholders on May 7, 2019.

2019 objectives

OUTSTANDING FINANCIAL PERFORMANCE

• Achieve targeted financial measures focused on controlling costs and generating cash.

SAFE, HEALTHY AND REWARDING WORKPLACE

• Improve workplace safety performance at all sites.

CLEAN ENVIRONMENT

• Improve environmental performance at all sites.

SUPPORTIVE COMMUNITIES

• Build and sustain strong stakeholder support for our activities.

24  CAMECO CORPORATION

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

26	2018 CONSOLIDATED FINANCIAL RESULTS

37	OUTLOOK FOR 2019

40	LIQUIDITY AND CAPITAL RESOURCES

46	2018 FINANCIAL RESULTS BY SEGMENT

46                 URANIUM

48                 FUEL SERVICES

49	FOURTH QUARTER FINANCIAL RESULTS

49                 CONSOLIDATED RESULTS

52                 URANIUM

54                 FUEL SERVICES

MANAGEMENT’S DISCUSSION AND ANALYSIS  25

2018 consolidated financial results

In this MD&A, our 2019 financial outlook and other disclosures relating to our contract portfolio are presented on a basis which excludes the agreement with TEPCO, which is under dispute. See Also of Note on page 8.

HIGHLIGHTS				CHANGE FROM
DECEMBER 31 ($ MILLIONS EXCEPT WHERE INDICATED)	2018	2017	2016	2017 TO 2018
Revenue	2,092	2,157	2,431	(3)%
Gross profit	296	436	463	(32)%
Net earnings (loss) attributable to equity holders	166	(205)	(62)	>100%
$ per common share (basic)	0.42	(0.52)	(0.16)	>100%
$ per common share (diluted)	0.42	(0.52)	(0.16)	>100%
Adjusted net earnings (non-IFRS, see page 27)	211	59	143	>100%
$ per common share (adjusted and diluted)	0.53	0.15	0.36	>100%
Cash provided by operations (after working capital changes)	668	596	312	12%

Net earnings

Our net earnings normally trend with revenue, but, in recent years, have been significantly influenced by impairment charges due to the continued weakness in the uranium market.

The following table shows what contributed to the change in net earnings in 2018 compared to 2017 and 2016.

	($ MILLIONS)	2018	2017	2016
	Net earnings (losses) - previous year	(205)	(62)	65
	Change in gross profit by segment
(we calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Higher (lower) sales volume	18	29	(16)
	Higher (lower) realized prices ($US)	40	(222)	(129)
	Foreign exchange impact on realized prices	1	(36)	30
	Lower (higher) costs	(186)	180	(49)

	change – uranium	(127)	(49)	(164)

Fuel services	Higher (lower) sales volume	1	(5)	(4)
	Higher (lower) realized prices ($Cdn)	(5)	21	25
	Higher costs	(1)	(15)	(19)

	change – fuel services	(5)	1	2

	Other changes
	Lower (higher) administration expenditures	21	44	(20)
	Lower (higher) impairment charges	358	4	(147)
	Lower (higher) exploration expenditures	10	13	(2)
	Change in reclamation provisions	(60)	(34)	34
	Lower (higher) loss on disposal of assets	5	16	(21)
	Change in gains or losses on derivatives	(137)	22	315
	Change in foreign exchange gains or losses	49	(17)	(65)
	Change in earnings from equity-accounted investments	32	—	1
	Gain on sale of interest in Wheeler River Joint Venture in 2018	17	—	—
	Gain on restructuring of JV Inkai in 2018	49	—	—
	Gain on customer contract restructuring in 2018	6	—	—
	Sale of exploration properties in 2018	7	—	—
	Gain on customer contract settlements in 2016	—	(59)	59
	Reversal of tax provision related to CRA dispute	61	—	—
	Change in income tax recovery or expense	62	(91)	(49)
	Other	23	7	(70)

	Net earnings (losses) - current year	166	(205)	(62)

26   CAMECO CORPORATION

Impairment charges

In the third quarter of 2017, we made changes to the way our global marketing activities were organized. The changes significantly impacted the marketing activities historically performed by NUKEM. As a result, we recognized an impairment charge for the full carrying value of goodwill of $111 million.

During the fourth quarter of 2017, we announced our plan to temporarily suspend production at the McArthur River/Key Lake operation in 2018. As a result, we re-evaluated the project to complete the new calciner at Key Lake, which was undertaken to allow for increased production. Given the production suspension, market conditions, and that we determined the existing calciner had sufficient capacity to reliably meet our ongoing production requirements, it was determined that no further investment would be made to complete the project. As a result, we recognized an impairment charge related to the new calciner of $55 million.

Also during the fourth quarter of 2017, we recorded a $184 million write down of our US assets. Due to the continued weakening of the uranium market and the reduction in mineral reserves, we concluded that it was appropriate to recognize an impairment charge for these assets.

Non-IFRS measures

ADJUSTED NET EARNINGS

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and is adjusted for NUKEM purchase price inventory recovery, impairment charges, reclamation provisions for our Rabbit Lake and US operations, which have been impaired, the gain on restructuring of JV Inkai, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the years ended 2018, 2017 and 2016.

($ MILLIONS)	2018	2017	2016
Net earnings (loss) attributable to equity holders	166	(205)	(62)

Adjustments
Adjustments on derivatives	65	(108)	(130)
NUKEM purchase price inventory recovery	—	—	(6)
Impairment charges	—	358	362
Reclamation provision adjustments	60	—	(34)
Gain on restructuring of JV Inkai	(49)	—	—
Income taxes on adjustments	(31)	14	13

Adjusted net earnings	211	59	143

MANAGEMENT’S DISCUSSION AND ANALYSIS  27

The following table shows what contributed to the change in adjusted net earnings (non-IFRS measure, see above) in 2018 compared to the same period in 2017 and 2016.

	($ MILLIONS)	2018	2017	2016
	Adjusted net earnings - previous year	59	143	344

	Change in gross profit by segment
(we calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)

Uranium	Higher (lower) sales volume	18	29	(16)
	Higher (lower) realized prices ($US)	40	(222)	(129)
	Foreign exchange impact on realized prices	1	(36)	30
	Lower (higher) costs	(186)	180	(49)

	change – uranium	(127)	(49)	(164)

Fuel services	Higher (lower) sales volume	1	(5)	(4)
	Higher (lower) realized prices ($Cdn)	(5)	21	25
	Higher costs	(1)	(15)	(19)

	change – fuel services	(5)	1	2

	Other changes
	Lower (higher) administration expenditures	21	44	(20)
	Lower (higher) exploration expenditures	10	13	(2)
	Lower (higher) loss on disposal of assets	5	16	(21)
	Change in gains or losses on derivatives	36	44	19
	Change in foreign exchange gains or losses	49	(17)	(65)
	Change in earnings from equity-accounted investments	32	—	—
	Gain on sale of interest in Wheeler River Joint Venture in 2018	17	—	—
	Gain on customer contract restructuring in 2018	6	—	—
	Sale of exploration properties in 2018	7	—	—
	Gain on customer contract settlements in 2016	—	(59)	59
	Reversal of tax provision related to CRA dispute	61	—	—
	Change in income tax recovery or expense	17	(90)	63
	Other	23	13	(72)

	Adjusted net earnings - current year	211	59	143

Average realized prices

					CHANGE FROM
		2018	2017	2016	2017 TO 2018
Uranium[1]	$US/lb	37.01	36.13	41.12	2%
	$Cdn/lb	47.96	46.80	54.46	2%
Fuel services	$Cdn/kgU	26.78	27.20	25.37	(2)%

[1]	Average realized foreign exchange rate ($US/$Cdn): 2018 – 1.30, 2017 – 1.30 and 2016 – 1.32.

28  CAMECO CORPORATION

Revenue

The following table shows what contributed to the change in revenue for 2018.

($ MILLIONS)
Revenue – 2017	2,157

Uranium
Higher sales volume	69
Higher realized prices ($Cdn)	41
Change in intersegment sales	4

Fuel services
Higher sales volume	6
Lower realized prices ($Cdn)	(5)

Other[1]	(180)

Revenue – 2018	2,092

[1]	Due to the reorganization of Cameco’s marketing activities, NUKEM is no longer considered a reportable segment. The change in NUKEM’s revenue is included as other.

See 2018 Financial results by segment on page 46 for more detailed discussion.

THREE-YEAR TREND

In 2017, revenue decreased by 11% compared to 2016 due to a decrease in the uranium spot price, resulting in an overall lower average realized price. In addition, prices on fixed-price contracts were lower. This was partially offset by an increase in sales volumes in our uranium segment.

In 2018, revenue decreased by 3% compared to 2017 due to a decrease in sales volumes from NUKEM due to the restructuring of our marketing activities in 2017. This was partially offset by an increase in sales volumes and average realized price in our uranium segment.

Revenue Outlook for 2019

Based on currently committed sales volumes, we expect consolidated revenue to be between $1,650 million and $1,800 million, lower than in 2018 due to a decrease in average realized prices in our uranium segment as a result of lower expected prices under our contract portfolio and an expected decrease in sales volumes. We will continue to be active buying and selling uranium in the spot market if it makes sense for us. If we make additional sales with deliveries in 2019, we would expect our revenue outlook to increase.

In our uranium and fuel services segments, our customers choose when in the year to receive deliveries. As a result, our quarterly delivery patterns and, therefore, our sales volumes and revenue can vary significantly. We expect the quarterly distribution of uranium deliveries in 2019 to be weighted to the second half of the year as shown below. However, not all delivery notices have been received to date and the expected delivery pattern could change. Typically, we receive notices six months in advance of the requested delivery date.

MANAGEMENT’S DISCUSSION AND ANALYSIS  29

Corporate expenses

ADMINISTRATION

($ MILLIONS)	2018	2017	CHANGE
Direct administration (including severance costs of $14 million in 2018)	126	151	(17)%

Stock-based compensation	16	12	33%

Total administration	142	163	(13)%

Direct administration costs in 2018 were $25 million lower than in 2017. The decrease was mainly due to changes in our global marketing structure, lower costs related to our CRA litigation and our continued actions to reduce costs.

We recorded $16 million in stock-based compensation expenses in 2018 under our stock option, restricted share unit, deferred share unit, performance share unit and phantom stock option plans, $4 million higher than in 2017 due to the 33% increase in our share price compared to the same period in 2017. See note 24 to the financial statements.

Administration outlook for 2019

We expect direct administration costs to be between $110 million to $120 million, lower compared to 2018, due to our continued actions to reduce costs.

EXPLORATION

Our 2018 exploration activities were focused primarily on Canada. Our spending decreased from $30 million in 2017 to $20 million in 2018.

Exploration outlook for 2019

We expect exploration expenses to be about $13 million in 2019 due to an overall decrease in activity on our regional exploration projects. The focus for 2019 will be on our core projects in Saskatchewan.

FINANCE COSTS

Finance costs were $112 million, largely unchanged from $111 million in 2017. See note 19 to the financial statements.

FINANCE INCOME

Finance income was $22 million compared to $5 million in 2017 due to higher cash balances throughout the year.

GAINS AND LOSSES ON DERIVATIVES

In 2018, we recorded $81 million in losses on our derivatives compared to $56 million in gains in 2017. The decrease reflects the weakness in the Canadian dollar compared to the US dollar at the end of 2018 compared to 2017. See Foreign exchange on page 35 and note 26 to the financial statements.

30  CAMECO CORPORATION

INCOME TAXES

We recorded an income tax recovery of $126 million in 2018 compared to a recovery of $3 million in 2017. The increase in recovery was primarily due to the reversal of the provision related to our CRA dispute in the amount of $61 million (see Tax Court of Canada decision below for more details). In addition, a change in the Saskatchewan corporate tax rate in 2017, the change in reporting for JV Inkai, as well as a change in the distribution of earnings among jurisdictions compared to 2017 contributed to the difference. See note 21 to the financial statements.

In 2018, we recorded losses of $257 million in Canada compared to losses of $54 million in 2017, while earnings in foreign jurisdictions increased to $297 million from losses of $154 million. The tax rate in Canada is higher than the average of the rates in the foreign jurisdictions in which our subsidiaries operate.

On an adjusted earnings basis, we recognized a tax recovery of $95 million in 2018 compared to a recovery of $17 million in 2017. The table below presents our adjusted earnings and adjusted income tax expenses attributable to Canadian and foreign jurisdictions.

($ MILLIONS)	2018	2017
Pre-tax adjusted earnings[1]
Canada	(181)	(101)
Foreign	297	143

Total pre-tax adjusted earnings	116	42

Adjusted income taxes[1]
Canada	(112)	(27)
Foreign	17	10

Adjusted income tax recovery	(95)	(17)

[1]

Pre-tax adjusted earnings and adjusted income taxes are non-IFRS measures. Our IFRS-based measures have been adjusted by the amounts reflected in the table in adjusted net earnings (non-IFRS measures on page 27).

TRANSFER PRICING DISPUTE

Tax Court of Canada decision

On September 26, the Tax Court of Canada (Tax Court) ruled unequivocally in our favour in our case with the Canada Revenue Agency (CRA) for the 2003, 2005 and 2006 tax years.

The Tax Court ruled that our marketing and trading structure involving foreign subsidiaries and the related transfer pricing methodology used for certain intercompany uranium purchase and sale agreements were in full compliance with Canadian laws for the three tax years in question. While the decision applies only to the three tax years under dispute, we believe there is nothing in the decision that would warrant a materially different outcome for subsequent tax years.

The Tax Court has referred the matter back to the Minister of National Revenue in order to issue new reassessments for the 2003, 2005 and 2006 tax years in accordance with the Tax Court’s decision. The total tax amount reassessed for those tax years was $11 million, and we remitted 50%. Therefore, we expect to receive refunds totaling about $5.5 million plus interest. The timing for the revised reassessments along with refunds plus interest may be delayed pending the outcome of the appeal. For further information regarding the appeal, see below.

In accordance with the ruling, we have made an application to the Tax Court to recover costs in the amount of $38 million, which were incurred over the course of this case. In its response to the Tax Court regarding our cost submission, CRA is claiming $9.6 million would be an appropriate award in this case. The actual cost award will be at the discretion of the Tax Court.

In addition, given the clear and decisive ruling in our favour, and the endorsement by the Tax Court of our transfer pricing methodology, we have reversed the provision on our balance sheet of $61 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS  31

Appeal process

On October 25, 2018, CRA filed a notice of appeal with the Federal Court of Appeal. In its notice of appeal, CRA is not appealing the Tax Court’s finding that sham was not present, but is appealing the Tax Court’s interpretation and application of the transfer pricing provisions in section 247 of the Income Tax Act. We will not have more specific information on how and why the CRA believes the Tax Court was wrong in its interpretation of the transfer pricing provisions until we are in receipt of the CRA’s complete written submissions.

We anticipate that it will take about two years from the start of the appeal process to receive a decision from the Federal Court of Appeal. We believe there is nothing in the Tax Court’s decision that would warrant a materially different outcome on appeal.

The decision of the Federal Court of Appeal can be appealed to the Supreme Court of Canada, but only if the Supreme Court of Canada agrees to hear the appeal. The request to appeal a decision of the Federal Court of Appeal to the Supreme Court of Canada must be made within 60 days of issuance of a Federal Court of Appeal decision.

In the event that either party appeals the Federal Court of Appeal decision, it would likely take about two years from the date the Federal Court of Appeal decision is issued to receive a decision from the Supreme Court of Canada should that court hear the appeal.

We expect to incur additional costs during the appeal process, and in connection with potential reassessments of subsequent years. There could also be costs incurred if a negotiated resolution with CRA is sought or achieved.

Potential exposure based on CRA appeal

Since 2008, CRA has disputed our marketing and trading structure and the related transfer pricing methodology we used for certain intercompany uranium sale and purchase agreements. To date, we have received notices of reassessment for our 2003 through 2012 tax years. While the Tax Court has ruled unequivocally in our favour for the 2003, 2005 and 2006 tax years, and we believe there is nothing in the decision that would warrant a materially different outcome on appeal, or for subsequent tax years we will continue to report on the potential exposure as we expect it will continue to tie up our financial capacity until the dispute is finally resolved for all years.

For the years 2003 to 2012, CRA has shifted Cameco Europe Limited’s income (as recalculated by CRA) back to Canada and applied statutory tax rates, interest and instalment penalties, and, from 2007 to 2011, transfer pricing penalties. We understand CRA is currently considering whether to impose a transfer pricing penalty for 2012. Taxes of approximately $321 million for the 2003 to 2018 years have already been paid to date in a jurisdiction outside Canada. If CRA is successful on appeal, we will consider our options under bilateral international tax treaties to limit double taxation of this income. There is a risk that we will not be successful in eliminating all potential double taxation. The income adjustments claimed by CRA in its reassessments are represented by the amounts described below.

The Canadian income tax rules include provisions that require larger companies like us to remit or otherwise secure 50% of the cash tax plus related interest and penalties at the time of reassessment. To date, under these provisions, after applying elective deductions, we have paid or secured the amounts shown in the table below. Of these amounts, we expect to receive refunds totaling approximately $5.5 million plus interest based on the ruling of the Tax Court. The timing of the refund may be delayed pending the outcome of the appeal.

YEAR PAID ($ MILLIONS)	CASH TAXES	INTEREST AND INSTALMENT PENALTIES	TRANSFER PRICING PENALTIES	TOTAL	CASH REMITTANCE	SECURED BY LC
Prior to 2014	1	22	36	59	59	—
2014	106	47	—	153	153	—
2015	202	71	79	352	20	332
2016	51	38	31	120	32	88
2017	—	1	39	40	39	1
2018	17	40	—	57	—	57

Total	377	219	185	781	303	478

32  CAMECO CORPORATION

While we expect the Tax Court’s decision to be upheld on appeal and believe the decision should apply in principle to subsequent years, until such time as all appeals are exhausted, and a resolution is reached for all tax years in question, we will not be in a position to determine the definitive outcome of this dispute. We expect any further actions regarding the tax years 2007 through 2012 will be suspended until the three years covered under the decision are finally resolved, with the exception of the transfer pricing penalty noted above. The tax years 2013 and beyond have not yet been reassessed, and it is uncertain what approach CRA will take on audit. Despite the fact that we believe there is no basis to do so, and it is not our view of the likely outcome, CRA may continue to reassess us using the methodology it used to reassess the 2003 through 2012 tax years. In that scenario, and including the $4.9 billion already reassessed, we would expect to receive notices of reassessment for a total of approximately $8.4 billion of additional income taxable in Canada for the years 2003 through 2018, which would result in a related tax expense of approximately $2.5 billion. As well, CRA may continue to apply transfer pricing penalties to taxation years subsequent to 2011. In that case, we estimate that cash taxes and transfer pricing penalties claimed by CRA for these years would be between $1.95 billion and $2.15 billion. In addition, CRA may seek to apply interest and instalment penalties that would be material to us. While in dispute, we would be required to remit or otherwise provide security for 50% of the cash taxes and transfer pricing penalties (between $970 million and $1.07 billion), plus related interest and instalment penalties assessed, which would be material to us. We have already paid or secured $562 million in cash taxes and transfer pricing penalties and $219 million in interest and instalment penalties.

Under the Canadian federal and provincial tax rules, the amount required to be paid or secured each year will depend on the amount of income reassessed in that year and the availability of elective deductions and tax loss carryovers. CRA has to date disallowed the use of any loss carry-backs for any transfer pricing adjustment, starting with the 2008 tax year. This does not impact the anticipated income tax expense for a particular year, but does impact the timing of any required security or payment. As noted above, for amounts reassessed after 2014, as an alternative to remitting cash, we used letters of credit to satisfy our obligations related to the reassessed income tax and related interest amounts. We believe we will be able to continue to provide security in the form of letters of credit to satisfy these requirements. The amounts summarized in the table below reflect actual amounts paid or secured from 2003 through 2018 along with estimated post-2018 amounts if CRA were to continue to reassess based on the scenario outlined above, and include the expected timing adjustment for the inability to use any loss carry-backs starting with the 2008 tax year. The amounts have not been adjusted to reflect the refund of approximately $5.5 million plus interest we expect to receive based on the ruling of the Tax Court. The timing of such refund may be delayed pending the outcome of the appeal. We plan to update this table annually to include the estimated impact of reassessments expected for completed years subsequent to 2018.

$ MILLIONS	2003-2018	Post-2018	TOTAL
50% of cash taxes and transfer pricing penalties paid, secured or owing in the period
Cash payments	226	185 - 235	410 - 460
Secured by letters of credit	336	225 - 275	560 - 610

Total paid[1]	562	410 - 510	970 - 1070

[1]	These amounts do not include interest and instalment penalties, which totaled approximately $219 million to December 31, 2018.

In light of our view of the likely outcome of the appeal, and the dispute for subsequent years, based on the Tax Court’s decision as described above, we expect to recover the amounts remitted, including the $781 million already paid or otherwise secured to date.

MANAGEMENT’S DISCUSSION AND ANALYSIS  33

Caution about forward-looking information relating to our CRA tax dispute

This discussion of our expectations relating to our tax dispute with CRA and future tax reassessments by CRA is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2 and also on the more specific assumptions and risks listed below. Actual outcomes may vary significantly.

Assumptions

•	CRA will reassess us for the years 2013 through 2018 using a similar methodology as for the years 2003 through 2012, and the reassessments will be issued on the basis we expect

•	we will be able to apply elective deductions and utilize letters of credit to the extent anticipated

•	CRA will seek to impose transfer pricing penalties (in a manner consistent with penalties charged in the years 2007 through 2011) in addition to interest charges and instalment penalties

•	we will be substantially successful in our dispute with CRA, including any appeals of the Tax Court’s decision or any decisions regarding other tax years, and we will not incur any significant tax liability resulting from the outcome of the dispute or other costs, potentially including costs associated with a negotiated resolution with CRA Material risks that could cause actual results to differ materially
•	CRA reassesses us for years 2013 through 2018 using a different methodology than for years 2003 through 2012, or we are unable to utilize elective deductions or letters of credit to the extent anticipated, resulting in the required cash payments or security provided to CRA pending the outcome of the dispute being higher than expected

•	the time lag for the reassessments for each year is different than we currently expect

•	we are unsuccessful in an appeal of the Tax Court’s decision or any tax decisions of the Tax Court for subsequent years, or appeals of those decisions, and the outcome of our dispute with CRA, potentially including costs associated with a negotiated resolution with CRA, results in significant costs, cash taxes, interest charges and penalties which could have a material adverse effect on our liquidity, financial position, results of operations and cash flows

•	cash tax payable increases due to unanticipated adjustments by CRA not related to transfer pricing

•	we are unable to effectively eliminate all double taxation

Tax outlook for 2019

On an adjusted net earnings basis, we expect a tax expense of up to $10 million in 2019, transitioning from a recovery in previous years due to the anticipated impact of our intercompany arrangements and the changes made to our global marketing organization.

Our consolidated tax rate is a blend of the statutory rates applicable to taxable income earned or tax losses incurred in Canada and in our foreign subsidiaries. We have a global customer base and we have established a marketing and trading structure involving foreign subsidiaries, which entered into various intercompany purchase and sale arrangements, as well as uranium purchase and sale agreements with third parties. Cameco and its subsidiaries made reasonable efforts to put arm’s-length transfer pricing arrangements in place, and these arrangements expose the parties to the risks and rewards accruing to them under these contracts. The intercompany contract prices are generally comparable to those established in comparable contracts between arm’s-length parties entered into at that time. In 2017, we changed our global marketing organization to consolidate our international activities in Canada in order to achieve efficiencies. The existing purchase and sale arrangements will continue to be in place until they expire. As the existing contracts expire, we anticipate that more income will be earned in Canada.

We continue to expect our consolidated tax rate will trend toward the Canadian statutory rate in the longer term. The actual effective tax rate will vary from year-to-year, primarily due to the actual distribution of earnings among jurisdictions and the market conditions at the time transactions occur under both our intercompany and third-party purchase and sale arrangements.

34  CAMECO CORPORATION

FOREIGN EXCHANGE

The exchange rate between the Canadian dollar and US dollar affects the financial results of our uranium and fuel services segments.

We sell the majority of our uranium and fuel services products under long-term sales contracts, which are routinely denominated in US dollars. Our product purchases are denominated in US dollars while our production costs are largely denominated in Canadian dollars. To provide cash flow predictability we hedge a portion of our net US/Cdn exposure (e.g. total US dollar sales less US dollar expenditures and product purchases) to manage shorter term exchange rate volatility.

Our risk management policy is based on a 60-month period and permits us to hedge 35% to 100% of our expected net exposure in the first 12 month period. Our normal practice is to layer in hedge contracts over a three- to four-year period with the hedge percentage being highest in the first 12 months and decreasing hedge percentages in subsequent years. The portion of our net exposure that remains unhedged is subject to prevailing market exchange rates for the period. Therefore, our results are affected by the movements in the exchange rate on our hedge portfolio (explained below), and on the unhedged portion of our net exposure. A weakening Canadian dollar would have a positive effect on the unhedged exposure, and a strengthening Canadian dollar would have a negative effect. See Revenue, adjusted net earnings, and cash flow sensitivity analysis on page 39 for more information on how a change in the exchange rate will impact our revenue, cash flow, adjusted net earnings (ANE), and gains and losses on derivatives, presented on an ANE basis.

Impact of hedging on IFRS earnings

We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market).

However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period.

Impact of hedging on ANE

We designate contracts for use in particular periods, based on our expected net exposure in that period. Hedge contracts are layered in over time based on this expected net exposure. The result is that our current hedge portfolio is made up of a number of contracts which are currently designated to net exposures we expect in 2019 and future years and we will recognize the gains or losses in ANE in those periods.

For the purposes of ANE, gains and losses on derivatives are reported based on the difference between the effective hedge rate of the contracts designated for use in the particular period and the exchange rate at the time of settlement. This results in an adjustment to current period IFRS earnings to effectively remove reported gains or losses on derivatives that arise from contracts put in place for use in future periods. The effective hedge rate will lag the market in periods of rapid currency movement. See Non-IFRS measures on page 27.

The table below provides a summary of our hedge portfolio at December 31, 2018. You can use this information to estimate the expected gains or losses on derivatives for 2019 on an ANE basis. However, if we add contracts to the portfolio that are designated for use in 2019 or if there are changes in the US/Cdn exchange rates in the year, those expected gains or losses could change.

MANAGEMENT’S DISCUSSION AND ANALYSIS  35

HEDGE PORTFOLIO SUMMARY

DECEMBER 31, 2018 ($ MILLIONS)		2019	AFTER 2019	TOTAL
US dollar forward contracts	($millions)	220	240	460
Average contract rate [1]	(US/Cdn dollar)	1.28	1.27	1.28
US dollar option contracts	($ millions)	200	110	310
Average contract rate range[1]	(US/Cdn dollar)	1.26 to 1.31	1.27 to 1.31	1.26 to 1.31
Total US dollar hedge contracts	($ millions)	420	350	770
Effective hedge rate range[2]	(US/Cdn dollar)	1.26 to 1.28	1.27 to 1.28	1.26 to 1.28
Hedge ratio[3]		63%	8%	16%

[1]	The average contract rate is the weighted average of the rates stipulated in the outstanding contracts.
[2]

The effective hedge rate is the exchange rate on the original hedge contract at the time it was established and designated for use. Therefore the effective hedge rate range shown reflects an average of contract exchange rates at the time of designation.

[3]	Hedge ratio is calculated by dividing the amount (in foreign currency) of outstanding derivative contracts by estimated future net exposures.

At December 31, 2018:

•

The value of the US dollar relative to the Canadian dollar was $1.00 (US) for $1.36 (Cdn), up from $1.00 (US) for $1.25 (Cdn) at December 31, 2017. The exchange rate averaged $1.00 (US) for $1.30 (Cdn) over the year.

•	The mark-to-market position on all foreign exchange contracts was a $53 million loss compared to a $34 million gain at December 31, 2017.

We manage counterparty risk associated with hedging by dealing with highly rated counterparties and limiting our exposure. At December 31, 2018, all of our hedging counterparties had a Standard & Poor’s (S&P) credit rating of A or better.

For information on the impact of foreign exchange on our intercompany balances, see note 26 to the financial statements.

36  CAMECO CORPORATION

Outlook for 2019

Our strategy is to focus on our tier-one assets and profitably produce at a pace aligned with market signals, in order to preserve the value of those assets and increase long-term shareholder value, and to do that with a focus on safety, people and the environment.

Our outlook for 2019 reflects the expenditures necessary to help us achieve our strategy. We have made significant progress in reducing our administration, exploration and operating costs, as well as our capital expenditures. We have also made a number of strategic decisions that come with significant costs in the near term, costs we factored into our decisions. As a result, and based on what we know today, from a gross profit point of view, 2019 is expected to be a weaker year for us. The changing pricing terms under our existing contract portfolio and the proportion of purchased material compared to produced material making up our uranium supply are expected to adversely impact our revenue and cost of sales in 2019 relative to 2018. In addition, our outlook for the average unit cost of sales in 2019 continues to be impacted by care and maintenance costs, which, although lower than in 2018, are expected to be between $130 million and $160 million. Despite the impact on our expected results, we continue to believe these are the right decisions to create long-term shareholder value.

In contrast, from a cash perspective, we expect to continue to maintain a significant cash balance, even if we decide to retire our $500 million debenture maturing in 2019. We expect to continue to generate cash from operations in this difficult time, however, it will not be as robust as in 2018 given the weaker outlook provided, and without the release of working capital associated with the inventory drawdown we had in 2018.

We report our results and outlook based on a calendar-year view, at a point in time. However, under our marketing framework, we plan on a rolling 12-month basis, which means our sales, inventory and purchases are all variables. Therefore, in accordance with market opportunities and as the year unfolds, we expect our actual sales, purchases and inventory will vary from what we are reporting in the 2019 Financial Outlook table. Also, in 2019, there is a greater risk of production variability due to the expiry of Orano’s collective agreement with unionized employees at the McClean Lake mill on May 31, 2019.

In addition, there are a number of moving pieces both internally and externally, that could have a significant impact on the market and on our results, and it is important to keep them in mind. Some of the more significant items are:

•	the results of the investigation under the Section 232 Trade Expansion Act in the US, and the impact, if any, on the uranium market and uranium prices

•	a potential cost award from the Tax Court based on the unequivocal win in our case with CRA

•	a potential award for damages from the TEPCO arbitration panel

•	whether CRA issues a transfer pricing penalty for the 2012 tax year and/or continues to reassess us for years subsequent to 2012

See 2018 Financial results by segment on page 46 for details.

MANAGEMENT’S DISCUSSION AND ANALYSIS  37

2019 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM	FUEL SERVICES
EXPECTED CONTRIBUTION TO GROSS PROFIT	100%	70%	30%
Production (owned and operated properties)	—	9.0 million lbs	12 to 13 million kgU
Purchases - committed	—	11 to 12 million lbs	—
- required for sales commitments	—	7 to 9 million lbs	—
Total purchases	—	18 to 21 million lbs	—
Sales/delivery volume	—	28 to 30 million lbs	11 to 12 million kgU
Revenue	$1,650-1,800 million	$1,290-1,380 million	$280-310 million
Average realized price	—	$46.10/lb	—
Average unit cost of sales (including D&A)	—	$41.00-43.00/lb	$20.20-21.20/kgU
Direct administration costs	$110-120 million	—	—
Exploration costs	—	$13 million	—
Expected loss on derivatives - ANE basis	$5-15 million	—	—
Tax expense - ANE basis	$0-10 million	—	—
Capital expenditures	$95 million	—	—

We do not provide an outlook for the items in the table that are marked with a dash.

The following assumptions were used to prepare the outlook in the table above:

•	Purchases – committed are based on the volumes we currently have commitments to acquire under contract in 2019, including our JV Inkai purchases and the purchase of NUKEM’s excess inventory.

•	Purchases – required for sales commitments represent the additional volumes we currently need to purchase in order to meet the delivery commitments we currently have under contract in 2019.

•	Our 2019 outlook for sales/delivery volume and revenue does not include sales between our uranium and fuel services segments.

•	Sales/delivery volume is based on the volumes we currently have commitments to deliver under contract in 2019.

•

Uranium revenue and average realized price are based on a uranium spot price of $28.90 (US) per pound (the UxC spot price as of January 28, 2019), a long-term price indicator of $32.00 (US) per pound (the UxC long-term indicator on January 28, 2019) and an exchange rate of $1.00 (US) for $1.30 (Cdn).

•

Uranium average unit cost of sales (including D&A) is based on the expected unit cost of sales for produced material and expected purchases noted in the outlook. If we make discretionary purchases in 2019, then we expect the overall unit cost of sales may be affected.

•	Direct administration costs do not include stock-based compensation expenses. See page 30 for more information.

•

Our outlook for the tax expense is based on adjusted net earnings and the other assumptions listed in the table. The outlook does not include our share of taxes on JV Inkai profits as the income from JV Inkai is net of taxes. If other assumptions change then the expected expense may be affected.

Our 2019 financial outlook is presented on the basis of equity accounting for our minority ownership interest in JV Inkai. Under equity accounting, our share of the profits earned by JV Inkai on the sale of its production will be included in “income from equity-accounted investees” on our consolidated statement of earnings. Our share of production will be purchased at a discount to the spot price and included at this value in inventory. In addition, JV Inkai capital is not included in our outlook for capital expenditures. Please see JV Inkai Planning for the future on page 70 and Capital spending on page 42 for more details.

38  CAMECO CORPORATION

In addition, the financial outlook and other disclosures relating to our contract portfolio have been presented on a basis that excludes our contract with TEPCO, which is under dispute. For more information on how changes in the exchange rate or uranium prices can impact our outlook see Revenue, adjusted net earnings, and cash flow sensitivity analysis below, and Foreign exchange on page 35.

REVENUE, ADJUSTED NET EARNINGS, AND CASH FLOW SENSITIVITY ANALYSIS

		IMPACT ON:
FOR 2019 ($ MILLIONS)	CHANGE	REVENUE	ANE	CASH FLOW
Uranium spot and term price[1]	$5(US)/lb increase	102	29	24
	$5(US)/lb decrease	(80)	(11)	—
Value of Canadian dollar vs US dollar	One cent decrease in CAD	12	4	2
	One cent increase in CAD	(12)	(4)	(2)

[1]	Assuming change in both UxC spot price ($28.90 (US) per pound on January 28, 2019) and the UxC long-term price indicator ($32.00 (US) per pound on January 28, 2019).

PRICE SENSITIVITY ANALYSIS: URANIUM SEGMENT

The following table is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table. It is designed to indicate how the portfolio of long-term contracts we had in place on December 31, 2018 would respond to different spot prices. In other words, we would realize these prices only if the contract portfolio remained the same as it was on December 31, 2018, and none of the assumptions we list below change.

We intend to update this table each quarter in our MD&A to reflect deliveries made and changes to our contract portfolio. As a result, we expect the table to change from quarter to quarter.

Expected realized uranium price sensitivity under various spot price assumptions

(rounded to the nearest $1.00)

SPOT PRICES ($US/lb U3O8)	$20	$40	$60	$80	$100	$120	$140
2020	30	41	55	65	74	82	88
2021	27	40	55	64	70	75	80
2022	27	40	55	64	68	73	78
2023	28	42	56	67	73	78	84

The table illustrates the mix of long-term contracts in our December 31, 2018 portfolio, and is consistent with our marketing strategy. It has been updated to reflect contracts entered into up to December 31, 2018.

Our portfolio includes a mix of fixed-price and market-related contracts, which we target at a 40:60 ratio. Those that are fixed at lower prices or have low ceiling prices will yield prices that are lower than current market prices.

Our portfolio is affected by more than just the spot price. We made the following assumptions (which are not forecasts) to create the table:

Sales

•	sales volumes on average of 20 million pounds per year, with commitment levels in 2019 and 2020 higher than in 2021 through 2023

•	excludes sales between our segments

•	excludes the contract under dispute with TEPCO

Deliveries

•	deliveries include best estimates of requirements contracts and contracts with volume flex provisions

Annual inflation

•	is 2% in the US

Prices

•	the average long-term price indicator is the same as the average spot price for the entire year (a simplified approach for this purpose only). Since 1996, the long-term price indicator has averaged 21% higher than the spot price. This differential has varied significantly. Assuming the long-term price is at a premium to spot, the prices in the table will be higher.

MANAGEMENT’S DISCUSSION AND ANALYSIS  39

Liquidity and capital resources

Our financial objective is to ensure we have the cash and debt capacity to fund our operating activities, investments and other financial obligations.

At the end of 2018, we had cash and short-term investments of $1.1 billion, while our total debt amounted to $1.5 billion.

We have large, creditworthy customers that continue to need uranium even during weak economic conditions, and we expect the uranium contract portfolio we have built to continue to provide a solid revenue stream. From 2019 through 2023, we have commitments to deliver an average of 20 million pounds per year, with commitment levels in 2019 and 2020 higher than in 2021 through 2023.

In the currently weak uranium price environment, our focus is on preserving the value of our tier-one assets and reducing our operating, capital and general and administrative spending. We have a number of alternatives to fund future capital requirements, including using our operating cash flow, drawing on our existing credit facilities, entering new credit facilities, and raising additional capital through debt or equity financings. We are always considering our financing options so we can take advantage of favourable market conditions when they arise. In addition, due to the deliberate cost reduction measures implemented over the past five years, the reduction in our dividend, and the drawdown of inventory in 2018 as a result of the suspension of production at our McArthur River/Key Lake operation, we have significant cash balances. We will continue to generate cash from operations however, it will not be as robust as in 2018 given the weaker expected results, and without the release of working capital associated with the inventory drawdown we had in 2018. We expect our cash balances and operating cash flows to meet our capital requirements during 2019, even if we decide to retire our $500 million debenture maturing in 2019.

We received a favorable ruling in our case with CRA for the 2003, 2005 and 2006 tax years. We expect the ruling to be upheld on appeal, and we believe the ruling should apply in principle to subsequent tax years. However, until such time as all appeals are exhausted, and a resolution is reached for all tax years in question, in accordance with Canadian income tax rules we may be required to remit or otherwise secure 50% of any cash taxes plus related interest and penalties CRA may continue to reassess, even though we believe there is no basis for them to do so. See page 31 for more information. In the above scenario, the table on page 33 provides the amount and timing of the cash taxes and transfer pricing penalties paid or secured to date. In addition, it provides an estimate of the amounts we would potentially have to pay or secure upfront if CRA continues to reassess us using the same methodology it reassessed the 2003 to 2012 tax years. The timing of these amounts is uncertain.

FINANCIAL CONDITION

	2018	2017
Cash position ($ millions) (cash and cash equivalents and short-term investments)	1,103	592
Cash provided by operations ($ millions) (net cash flow generated by our operating activities after changes in working capital)	668	596
Cash provided by operations/net debt (net debt is total consolidated debt, less cash position)	170%	66%
Net debt/total capitalization (total capitalization is net debt and equity)	7%	16%

CREDIT RATINGS

The credit ratings assigned to our securities by external ratings agencies are important to our ability to raise capital at competitive pricing to support our business operations. We remain focused on maintaining our investment-grade credit rating.

40  CAMECO CORPORATION

Third-party ratings for our commercial paper and senior debt as of February 7, 2019:

SECURITY	DBRS	S&P
Commercial paper	R-2 (high)	A-2
Senior unsecured debentures	BBB (high)	BBB
Rating trend / rating outlook	Negative	Negative

The rating trend/outlook represents the rating agency’s assessment of the likelihood and direction that the rating could change in the future.

The rating agencies may revise or withdraw these ratings if they believe circumstances warrant. A change in our credit ratings could affect our cost of funding and our access to capital through the capital markets.

Liquidity

($ MILLIONS)	2018	2017
Cash and cash equivalents at beginning of year	592	320

Cash from operations	668	596

Investment activities
Additions to property, plant and equipment and acquisitions	(55)	(114)
Other investing activities	34	21

Financing activities
Interest paid	(73)	(69)

Dividends	(71)	(158)

Exchange rate on changes on foreign currency cash balances	8	(4)

Cash and cash equivalents and short-term investments at end of year	1,103	592

CASH FROM OPERATIONS

Cash from operations was 12% higher than in 2017 due largely to an increase in cash provided by working capital. This was a result of a larger decrease in inventory compared to in 2017. Working capital provided $89 million more in 2018. In addition, while we had lower gross profits in our operating segments, income taxes paid decreased and cost reduction measures resulted in a lower use of cash. Not including working capital requirements, our operating cash flows in the year were down $25 million. See note 23 to the financial statements.

Cash from operations for 2018 was lower than our previous outlook of between 20% and 30% higher than 2017 as a result of the timing of working capital receipts at the end of the year.

INVESTING ACTIVITIES

Cash used in investing includes acquisitions and capital spending.

Capital spending

We classify capital spending as sustaining, capacity replacement or growth. As a mining company, sustaining capital is the money we spend to keep our facilities running in their present state, which would follow a gradually decreasing production curve, while capacity replacement capital is spent to maintain current production levels at those operations. Growth capital is money we invest to generate incremental production, and for business development.

MANAGEMENT’S DISCUSSION AND ANALYSIS  41

CAMECO’S SHARE ($ MILLIONS)	2018 PLAN[1]	2018 ACTUAL	2019 PLAN
Sustaining capital
McArthur River/Key Lake	5	1	5
Cigar Lake	10	9	15
US ISR	—	1	—
Fuel services	30	11	30
Other	—	1	—

Total sustaining capital	45	23	50

Capacity replacement capital
McArthur River/Key Lake	—	2	—
Cigar Lake	35	30	45

Total capacity replacement capital	35	32	45

Total uranium & fuel services	80	55	95

[1]	Capital spending outlook was updated to $80 million (from $90 million) in our second quarter MD&A.

Total capital expenditures for 2018 were lower than our outlook of $80 million (updated in the second quarter) as a result of the timing of expenditures on the Vision in Motion project at fuel services.

Outlook for investing activities

CAMECO’S SHARE ($ MILLIONS)	2020 PLAN	2021 PLAN
Total uranium & fuel services	75-125	75-125

Sustaining capital	45-70	45-70
Capacity replacement capital	30-55	30-55
Growth capital	—	—

We expect total 2019 capital expenditures for uranium and fuel services to be about 73% higher than in 2018 mainly due to the Vision in Motion project at fuel services. Capital expenditures for JV Inkai are expected to be covered by JV Inkai cash flows in 2019, and are included in our overall equity investment.

Major sustaining and capacity replacement expenditures in 2019 include:

•	Fuel services – ramp up of work on our Vision in Motion project

•	Cigar Lake – underground development and necessary ground freezing infrastructure to meet production targets

Our estimate for capital spending in 2019 has been reduced to $95 million and between $75 million and $125 million in 2020 (previously both were between $100 million and $150 million) due to the suspension of production at McArthur River/Key Lake for an indeterminate duration. Our 2019, 2020 and 2021 capital spending estimates assume that market conditions remain such that McArthur River and Key Lake remain in a state of ongoing care and maintenance.

This information regarding currently expected capital expenditures for future periods is forward-looking information, and is based upon the assumptions and subject to the material risks discussed on pages 2 and 3. Our actual capital expenditures for future periods may be significantly different.

FINANCING ACTIVITIES

Cash from financing includes borrowing and repaying debt, and other financial transactions including paying dividends and providing financial assurance.

42  CAMECO CORPORATION

Long-term contractual obligations

DECEMBER 31 ($ MILLIONS)	2019	2020 AND 2021	2022 AND 2023	2024 AND BEYOND	TOTAL
Long-term debt	500	—	400	600	1,500
Interest on long-term debt	69	82	67	118	336
Provision for reclamation	51	93	72	941	1,157
Provision for waste disposal	1	3	4	2	10
Other liabilities	1	2	2	63	68
Capital commitments	16	—	—	—	16

Total	638	180	545	1,724	3,087

We have contractual capital commitments of approximately $16 million at December 31, 2018. Certain of the contractual commitments may contain cancellation clauses; however, we disclose the commitments based on management’s intent to fulfil the contracts.

We have unsecured lines of credit of about $2.9 billion, which include the following:

•

A $1.25 billion unsecured revolving credit facility that matures November 1, 2022. Each year on the anniversary date, and upon mutual agreement, the facility can be extended for an additional year. In addition to borrowing directly from this facility, we can use up to $100 million of it to issue letters of credit. We may increase the revolving credit facility above $1.25 billion, by increments of no less than $50 million, up to a total of $1.75 billion. The facility ranks equally with all of our other senior debt. At December 31, 2018, there were no amounts outstanding under this facility.

•

At December 31, 2018, we had approximately $1.6 billion outstanding in financial assurances provided by various financial institutions. We use these facilities mainly to provide financial assurance for future decommissioning and reclamation of our operating sites, for our obligations relating to the CRA dispute, and as overdraft protection.

In total we have $1.5 billion in senior unsecured debentures outstanding:

•	$500 million bearing interest at 5.67% per year, maturing on September 2, 2019

•	$400 million bearing interest at 3.75% per year, maturing on November 14, 2022

•	$500 million bearing interest at 4.19% per year, maturing on June 24, 2024

•	$100 million bearing interest at 5.09% per year, maturing on November 14, 2042

Debt covenants

Our revolving credit facility includes the following financial covenants:

•	our funded debt to tangible net worth ratio must be 1:1 or less

•	other customary covenants and events of default

Funded debt is total consolidated debt less non-recourse debt, $100 million in letters of credit, cash and short-term investments.

Not complying with any of these covenants could result in accelerated payment and termination of our revolving credit facility. At December 31, 2018, we complied with all covenants, and we expect to continue to comply in 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS  43

OFF-BALANCE SHEET ARRANGEMENTS

We had two kinds of off-balance sheet arrangements at the end of 2018:

•	purchase commitments

•	financial assurances

Purchase commitments

We make purchases under long-term contracts where it is beneficial for us to do so and in order to support our long-term contract portfolio. The following table is based on our purchase commitments in our uranium and fuel services segments, as well as commitments previously contracted by NUKEM, at December 31, 20182 but does not include purchases of our share of Inkai production. These commitments include a mix of fixed-price and market-related contracts. Actual payments will be different as a result of changes to our purchase commitments and, in the case of contracts with market-related pricing, the market prices in effect at the time of delivery. We will update this table as required in our MD&A to reflect material changes to our purchase commitments and changes in the prices used to estimate our commitments under market-related contracts.

DECEMBER 31, 2018 ($ MILLIONS)	2019	2020 AND 2021	2022 AND 2023	2024 AND BEYOND	TOTAL
Purchase commitments[1,2]	346	207	133	329	1,015

[1]	Denominated in US dollars and Japanese yen, converted from US dollars to Canadian dollars at the rate of 1.30 and from Japanese yen to Canadian dollars at the rate of $0.01.
[2]

These amounts have been adjusted for any additional purchase commitments that we have entered into since December 31, 2018, but does not include deliveries taken under contract since December 31, 2018.

We have commitments of $1.0 billion (Cdn) for the following:

•	approximately 23 million pounds of U3O8 equivalent from 2019 to 2028

•	approximately 1 million kgU as UF6 in conversion services in 2019

•	about 0.2 million Separative Work Units (SWU) of enrichment services to meet existing forward sales commitments under agreements with a non-Western supplier

The suppliers do not have the right to terminate agreements other than pursuant to customary events of default provisions.

Financial assurances

Standby letters of credit and surety bonds provide financial assurance for the decommissioning and reclamation of our mining and conversion facilities as well as for our obligations relating to the CRA dispute. We are required to provide letters of credit to various regulatory agencies until decommissioning and reclamation activities are complete. We are also providing letters of credit until the CRA dispute is resolved. Letters of credit are issued by financial institutions for a one-year term. At December 31, 2018 our financial assurances totaled $1.6 billion, up from $1.5 billion at December 31, 2017. The increase in 2018 was mainly due to obligations relating to the CRA dispute for which financial assurances were secured in the first quarter.

44  CAMECO CORPORATION

BALANCE SHEET

DECEMBER 31, 2018 ($ MILLIONS EXCEPT PER SHARE AMOUNTS)	2018	2017	2016	CHANGE 2017 TO 2018
Inventory	468	950	1,288	(51)%
Total assets	8,019	7,779	8,249	3%
Long-term financial liabilities	2,102	2,448	2,459	(14)%
Dividends per common share	0.08	0.40	0.40	(80)%

Total product inventories decreased by 51% to $468 million this year due to sales being higher than the quantities produced and purchased during the year. Also contributing to the decrease was the 5.4 million pounds of uranium concentrates provided to Orano, which is repayable in kind no later than December 31, 2023. In 2018, total volume of product inventories for the uranium segment decreased by 71% while the average cost of inventory increased by 8%. The average cost increased due to a reduction in low cost produced material as a result of the suspension of McArthur River and Key Lake and the change in accounting for JV Inkai, such that our share of production is now included in inventory at a discount to market prices. As a result, purchases which have a higher cost than produced material, now make up a higher proportion of our uranium supply. At December 31, 2018, our average cost for uranium was $33.05 per pound, up from $30.72 per pound at December 31, 2017. As of December 31, 2018, we held an inventory of 7.7 million pounds of U3O8 equivalent in our uranium segment (excluding broken ore).

At the end of 2018, our total assets amounted to $8 billion, an increase of $0.2 billion compared to 2017, primarily due to an increase in cash and investment balances. In 2017, the total asset balance decreased by $0.5 billion compared to 2016, primarily due to a decrease in property, plant and equipment due to asset impairments.

The major components of long-term financial liabilities are long-term debt, the provision for reclamation, deferred sales and financial derivatives. Our balance decreased by 14% in 2018 due to $500 million of long-term debt, which matures in September 2019, being reclassified to current debt. The balance did not change significantly in 2017.

MANAGEMENT’S DISCUSSION AND ANALYSIS  45

2018 financial results by segment

Uranium

HIGHLIGHTS		2018	2017	CHANGE
Production volume (million lbs)		9.2	23.8	(61)%
Sales volume (million lbs)		35.1	33.6	4%
Average spot price	($US/lb)	24.59	21.78	13%
Average long-term price	($US/lb)	30.38	31.92	(5)%
Average realized price	($US/lb)	37.01	36.13	2%
	($Cdn/lb)	47.96	46.80	2%
Average unit cost of sales (including D&A)	($Cdn/lb)	40.33	35.04	15%
Revenue ($ millions)		1,684	1,574	7%
Gross profit ($ millions)		268	395	(32)%
Gross profit (%)		16	25	(36)%

Production volumes in 2018 decreased by 61% compared to 2017 mainly due to planned lower production from McArthur River/Key Lake as the operation moved into care and maintenance in the first quarter as well as a change in reporting for JV Inkai. See Uranium – production overview on page 59 for more information.

Uranium revenues this year were up 7% compared to 2017 due to an increase of 2% in the Canadian dollar average realized price and an increase in sales volumes of 4%. The average realized price increased due to increased prices under fixed price contracts. Although the spot price for uranium averaged $24.59 (US) per pound in 2018, an increase of 13% compared to the 2017 average price of $21.78 (US) per pound, prices on the remainder of our deliveries in 2018 decreased as the proportion of market-related contracts referencing the spot-price at the time of delivery and our spot market sales, increased relative to 2017.

Total cost of sales (including D&A) increased by 20% ($1.42 billion compared to $1.18 billion in 2017) mainly due to a 15% increase in the unit cost of sales and an increase in sales volume of 4%. The increase in the unit cost of sales compared to last year was mainly due to care and maintenance costs associated with the suspension of production at our McArthur River/Key Lake and US ISR operations. The cost of our purchases have decreased from 2017.

The net effect was a $127 million decrease in gross profit for the year.

The following table shows the costs of produced and purchased uranium incurred in the reporting periods (non-IFRS measures, see below). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

($CDN/LB)	2018	2017	CHANGE
Produced
Cash cost	15.31	15.11	1%
Non-cash cost	15.90	11.67	36%

Total production cost [1]	31.21	26.78	17%

Quantity produced (million lbs)[1]	9.2	23.8	(61)%

Purchased
Cash cost[1]	36.01	37.19	(3)%

Quantity purchased (million lbs)[1]	14.0	6.1	130%

Totals
Produced and purchased costs	34.11	28.90	18%

Quantities produced and purchased (million lbs)	23.2	29.9	(22)%

[1]

Due to the transition to equity accounting, our share of production will be shown as a purchase at the time of delivery. JV Inkai purchases will fluctuate during the quarters and timing of purchases will not match production. In 2018 we purchased 2.9 million pounds at a purchase price per pound of $32.06 ($24.54 (US)).

46  CAMECO CORPORATION

The change to equity accounting for our interest in JV Inkai removes the impact of our share of Inkai’s low cash cost of production from the mix. Those pounds now are reflected as a purchase at a discount to the spot price in this table. The benefit of the estimated life-of-mine operating cost, between $9 and $10 per pound, is expected to be reflected in the line item on our statement of earnings called “share of earnings from equity-accounted investee”.

The average cash cost of production was 1% higher in the year than in 2017. While McArthur River and Key Lake are shut down, our cash cost of production is expected to reflect the estimated life-of-mine operating cost, between $15 and $16 per pound, of mining and milling our share of Cigar Lake mineral reserves.

Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. In the year, the average cash cost of purchased material was $36.01 (Cdn), or $27.68 (US) per pound, compared to $29.23 (US) per pound in the same period in 2017.

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the years ended 2018 and 2017 as reported in our financial statements.

CASH AND TOTAL COST PER POUND RECONCILIATION

($ MILLIONS)	2018	2017
Cost of product sold	1,138.9	910.7
Add / (subtract)
Royalties	(39.1)	(66.6)
Other selling costs	(12.6)	(7.5)
Care and maintenance and severance costs	(168.3)	(38.3)
Change in inventories	(272.4)	(211.8)

Cash operating costs (a)	646.5	586.5
Add / (subtract)
Depreciation and amortization	233.0	267.9
Care and maintenance costs	44.2	—
Change in inventories	(129.3)	9.8

Total operating costs (b)	794.4	864.2

Uranium produced & purchased (million lbs) (c)	23.2	29.9

Cash costs per pound (a ÷ c)	27.87	19.62
Total costs per pound (b ÷ c)	34.24	28.90

MANAGEMENT’S DISCUSSION AND ANALYSIS  47

ROYALTIES

We pay royalties on the sale of all uranium extracted at our mines in the province of Saskatchewan. Two types of royalties are paid:

•	Basic royalty: calculated as 5% of gross sales of uranium, less the Saskatchewan resource credit of 0.75%.

•

Profit royalty: a 10% royalty is charged on profit up to and including $22.75/kg U3O8 ($10.26/lb) and a 15% royalty is charged on profit in excess of $22.75/kg U3O8. Profit is determined as revenue less certain operating, exploration, reclamation and capital costs. Both exploration and capital costs are deductible at the discretion of the producer.

As a resource corporation in Saskatchewan, we also pay a corporate resource surcharge of 3% of the value of resource sales.

URANIUM SEGMENT OUTLOOK

In July 2018 we announced the extension of the suspension of production at the McArthur River/Key Lake operation for an indeterminate duration and therefore, we expect to produce 9 million pounds in 2019. In addition, we have commitments under contracts to purchase approximately 11 million to 12 million pounds, including our purchases from JV Inkai and the purchase of NUKEM’s excess inventory. In addition, we will be required to purchase 7 million to 9 million pounds in the spot market to meet our sales commitments, bringing total expected 2019 purchases to between 18 million and 21 million pounds. We anticipate an average purchase price of $36.70/lb for both our committed and required purchases, based on the uranium price and foreign exchange rate assumptions used in our outlook table on page 37.

Based on the contracts we have in place, and not including sales between our segments, we expect to deliver between 28 million and 30 million pounds of U3O8 in 2019. We expect the unit cost of sales to be between $41.00/lb and $43.00/lb, higher than in 2018 primarily due to the increased cost for purchased material. The required spot market purchases and any additional discretionary purchases we may make in 2019 are subject to market prices throughout the year. If they are at a cost different than the assumptions noted, then we expect the overall unit cost of sales to be affected, as well as our revenue.

We expect revenue to be between $1,290 million to $1,380 million, lower than in 2018 as a result of a lower expected average realized price and lower sales volumes.

Fuel services

(includes results for UF6, UO2 and fuel fabrication)

HIGHLIGHTS		2018	2017	CHANGE
Production volume (million kgU)		10.5	7.9	33%
Sales volume (million kgU)		11.7	11.5	2%
Average realized price	($Cdn/kgU)	26.78	27.20	(2)%
Average unit cost of sales (including D&A)	($Cdn/kgU)	21.76	21.66	—
Revenue ($ millions)		314	313	—
Gross profit ($ millions)		59	64	(8)%
Gross profit (%)		19	20	(5)%

Total revenue increased marginally from 2017. The 2% increase in sales volumes was largely offset by a 2% decrease in the realized price.

The total cost of products and services sold (including D&A) increased by 2% compared to 2017 to $255 million, due to a 2% increase in sales volumes. The average unit cost of sales was only slightly higher than 2017.

The net effect was a $5 million decrease in gross profit.

FUEL SERVICES OUTLOOK

In 2019, we plan to produce 12 million to 13 million kgU, and we expect sales volumes, not including intersegment sales, to be 11 million to 12 million kgU. Overall revenue is expected to be between $280 million and $310 million, lower than 2018 due to a lower anticipated average realized price. We expect the average unit cost of sales (including D&A) to decrease to between $20.20/kgU and $21.20/kgU.

48  CAMECO CORPORATION

Fourth quarter financial results

Consolidated results

HIGHLIGHTS	THREE MONTHS ENDED DECEMBER 31
($ MILLIONS EXCEPT WHERE INDICATED)	2018	2017	CHANGE
Revenue	831	809	3%
Gross profit	207	237	(13)%
Net earnings (loss) attributable to equity holders	160	(62)	>100%
$ per common share (basic)	0.40	(0.16)	>100%
$ per common share (diluted)	0.40	(0.16)	>100%
Adjusted net earnings (non-IFRS, see page 27)	202	181	12%
$ per common share (adjusted and diluted)	0.51	0.46	11%
Cash provided by operations (after working capital changes)	57	320	(82)%

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 8) in the fourth quarter of 2018 compared to the same period in 2017.

	($ MILLIONS)	IFRS	ADJUSTED
	Net earnings (losses) - 2017	(62)	181
	Change in gross profit by segment
(we calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Lower sales volume	—	—
	Higher realized prices ($US)	17	17
	Foreign exchange impact on realized prices	21	21
	Higher costs	(75)	(75)

	change – uranium	(37)	(37)

Fuel services	Higher sales volume	2	2
	Higher realized prices ($Cdn)	2	2
	Higher costs	(1)	(1)

	change – fuel services	3	3

	Other changes
	Lower administration expenditures	3	3
	Lower impairment charges	247	—
	Lower exploration expenditures	2	2
	Change in reclamation provisions	5	—
	Higher loss on disposal of assets	(1)	(1)
	Change in gains or losses on derivatives	(51)	(2)
	Change in foreign exchange gains or losses	3	3
	Change in earnings from equity-accounted investments	26	26
	Gain on sale of interest in Wheeler River Joint Venture in 2018	17	17
	Change in income tax recovery or expense	(13)	(11)
	Other	18	18

	Net earnings - 2018	160	202

MANAGEMENT’S DISCUSSION AND ANALYSIS  49

ADJUSTED NET EARNINGS

We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our financial performance from period to period. See page 27 for more information. The following table reconciles adjusted net earnings with our net earnings.

	THREE MONTHS ENDED DECEMBER 31
($ MILLIONS)	2018	2017
Net earnings (loss) attributable to equity holders	160	(62)

Adjustments
Adjustments on derivatives	47	(2)
Impairment charges	—	247
Reclamation provision adjustments	10	15
Income taxes on adjustments	(15)	(17)

Adjusted net earnings	202	181

ADMINISTRATION

	THREE MONTHS ENDED DECEMBER 31
($ MILLIONS)	2018	2017	CHANGE
Direct administration	33	36	(8)%
Stock-based compensation	3	3	—

Total administration	36	39	(8)%

Direct administration costs were $33 million in the quarter, $3 million lower than the same period last year due to cost reduction actions which further reduced administration costs in 2018. Stock-based compensation expenses were unchanged from the fourth quarter of 2017. See note 24 to the financial statements.

Quarterly trends

HIGHLIGHTS	2018				2017
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	831	488	333	439	809	486	470	393
Net earnings (loss) attributable to equity holders	160	28	(76)	55	(62)	(124)	(2)	(18)
$ per common share (basic)	0.40	0.07	(0.19)	0.14	(0.16)	(0.31)	(0.00)	(0.05)
$ per common share (diluted)	0.40	0.07	(0.19)	0.14	(0.16)	(0.31)	(0.00)	(0.05)
Adjusted net earnings (loss) (non-IFRS, see page 27)	202	15	(28)	23	181	(50)	(44)	(29)
$ per common share (adjusted and diluted)	0.51	0.04	(0.07)	0.06	0.46	(0.13)	(0.11)	(0.07)
Cash provided by (used in) operations (after working capital changes)	57	278	57	275	320	154	130	(8)

Key things to note:

•

Our financial results are strongly influenced by the performance of our uranium segment, which accounted for 81% of consolidated revenues in the fourth quarter of 2018 and 78% of consolidated revenues in the fourth quarter of 2017.

•	The timing of customer requirements, which tends to vary from quarter to quarter, drives revenue in the uranium and fuel services segments.

•

Net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see page 27 for more information).

•	Cash from operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments.

•	Quarterly results are not necessarily a good indication of annual results due to the variability in customer requirements noted above.

50  CAMECO CORPORATION

The table that follows presents the differences between net earnings and adjusted net earnings for the previous seven quarters.

HIGHLIGHTS	2018				2017
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to equity holders	160	28	(76)	55	(62)	(124)	(2)	(18)

Adjustments
Adjustments on derivatives	47	(24)	20	22	(2)	(40)	(44)	(22)
Impairment charges	—	—	—	—	247	111	—	—
Reclamation provision adjustments	10	5	44	1	15	(9)	(12)	6
Gain on restructuring of JV Inkai	—	—	—	(49)	—	—	—	—
Income taxes on adjustments	(15)	6	(16)	(6)	(17)	12	14	5

Adjusted net earnings (losses) (non-IFRS, see page 27)	202	15	(28)	23	181	(50)	(44)	(29)

MANAGEMENT’S DISCUSSION AND ANALYSIS  51

Fourth quarter financial results by segment Uranium

		THREE MONTHS ENDED DECEMBER 31
HIGHLIGHTS		2018	2017	CHANGE
Production volume (million lbs)		2.4	6.9	(65)%
Sales volume (million lbs)		12.6	12.6	—
Average spot price	($US/lb)	28.27	22.32	27%
Average long-term price	($US/lb)	31.50	30.67	3%
Average realized price	($US/lb)	40.50	39.44	3%
	($Cdn/lb)	53.11	50.04	6%
Average unit cost of sales (including D&A)	($Cdn/lb)	38.89	32.91	18%
Revenue ($ millions)		670	631	6%
Gross profit ($ millions)		179	216	(17)%
Gross profit (%)		27	34	(21)%

Production volumes this quarter were 65% lower compared to the fourth quarter of 2017, mainly due to a lack of production from the suspended McArthur River/Key Lake operations and a change in reporting for JV Inkai. See Uranium – production overview on page 59 for more information.

Uranium revenues were up 6% due to a 6% increase in the Canadian dollar average realized price. The US dollar average realized price increased by 3% compared to 2017. The average realized price increased due to increased prices under fixed price contracts. This was partially offset by a decrease in prices for the remainder of our deliveries in the fourth quarter as the proportion of market-related contracts referencing the spot-price at the time of delivery and our spot market sales, increased relative to 2017. In addition, the Canadian dollar was weaker compared to the same period last year, $1.00 (US) for $1.31 (Cdn) compared to $1.00 (US) for $1.27 (Cdn) in the fourth quarter of 2017.

Total cost of sales (including D&A) increased by 18% ($490 million compared to $415 million in 2017). This was the result of an 18% increase in the average unit cost of sales as sales volumes remained constant. The increase in the average unit cost of sales compared to last year was due mainly to increased costs associated with the suspension of production at our McArthur River/Key Lake operations. The cost of our purchases also increased from the fourth quarter of 2017.

The net effect was a $37 million decrease in gross profit for the quarter.

The following table shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

52  CAMECO CORPORATION

	THREE MONTHS ENDED DECEMBER 31
($CDN/LB)	2018	2017	CHANGE
Produced
Cash cost	14.91	13.28	12%
Non-cash cost	15.07	12.08	25%
Total production cost [1]	29.98	25.36	18%
Quantity produced (million lbs)[1]	2.4	6.9	(65)%
Purchased
Cash cost[1]	38.13	34.74	10%

Quantity purchased (million lbs)[1]	7.3	3.1	135%

Totals
Produced and purchased costs	36.11	28.27	28%

Quantities produced and purchased (million lbs)	9.7	10.0	(3)%

[1]

Due to the transition to equity accounting, our share of production will be shown as a purchase at the time of delivery. JV Inkai purchases will fluctuate during the quarters and timing of purchases will not match production. During the quarter, we purchased 1.5 million pounds at a purchase price per pound of $35.62 ($27.09 (US)).

The change to equity accounting for our interest in JV Inkai removes the impact of our share of Inkai’s low cash cost of production from the mix. Those pounds now are reflected as a purchase at a discount to the spot price in this table. The benefit of the estimated life-of-mine operating cost, between $9 and $10 per pound, is expected to be reflected in the line item on our statement of earnings called “share of earnings from equity-accounted investee”.

The average cash cost of production was 12% higher for the quarter than in the comparable period in 2017. While McArthur River and Key Lake are shut down, our cash cost of production is expected to reflect the estimated life-of-mine operating cost, between $15 and $16 per pound, of mining and milling our share of Cigar Lake mineral reserves.

Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. In the fourth quarter, the average cash cost of purchased material was $38.13 (Cdn) per pound, or $29.08 (US) per pound in US dollar terms, compared to $28.41 (US) per pound in the fourth quarter of 2017.

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the fourth quarters of 2018 and 2017.

MANAGEMENT’S DISCUSSION AND ANALYSIS  53

CASH AND TOTAL COST PER POUND RECONCILIATION

	THREE MONTHS ENDED DECEMBER 31
($ MILLIONS)	2018	2017
Cost of product sold	409.2	319.2
Add / (subtract)
Royalties	(2.6)	(20.4)
Other selling costs	(4.0)	(1.8)
Care and maintenance and severance costs	(38.6)	(9.5)
Change in inventories	(48.4)	(88.2)

Cash operating costs (a)	315.6	199.3
Add / (subtract)
Depreciation and amortization	67.7	95.8
Care and maintenance costs	13.4	—
Change in inventories	(43.4)	(12.4)

Total operating costs (b)	353.3	282.7

Uranium produced & purchased (million lbs) (c)	9.7	10.0

Cash costs per pound (a ÷ c)	32.54	19.93
Total costs per pound (b ÷ c)	36.42	28.27

Fuel services

(includes results for UF6, UO2 and fuel fabrication)

		THREE MONTHS ENDED DECEMBER 31
HIGHLIGHTS		2018	2017	CHANGE
Production volume (million kgU)		3.5	2.5	40%
Sales volume (million kgU)		5.1	4.6	11%
Average realized price	($Cdn/kgU)	23.56	23.13	2%
Average unit cost of sales (including D&A)	($Cdn/kgU)	18.72	18.43	2%
Revenue ($ millions)		120	107	12%
Gross profit ($ millions)		25	22	14%
Gross profit (%)		21	21	—

Total revenue increased by 12% due to an 11% increase in sales volumes and a 2% increase in average realized price. The increase in average realized price was due to the mix of products sold, as well as an increase in the average realized price for UF6 and UO2.

Total cost of sales (including D&A) increased by 13% to $96 million compared to the fourth quarter of 2017 due to an 11% increase in sales volumes and an increase of 2% in the average unit cost of sales, primarily as a result of higher prices for UF6.

The net effect was a $3 million increase in gross profit.

54  CAMECO CORPORATION

Operations and projects

This section of our MD&A is an overview of the mining properties we operate or have an interest in, our curtailed operations and our projects, what we accomplished this year, our plans for the future and how we manage risk.

56	MANAGING THE RISKS

59	URANIUM – PRODUCTION OVERVIEW

59	PRODUCTION OUTLOOK

60	URANIUM – TIER-ONE OPERATIONS

60	MCARTHUR RIVER MINE / KEY LAKE MILL

64	CIGAR LAKE

68	INKAI

71	URANIUM – TIER-TWO CURTAILED OPERATIONS

71	RABBIT LAKE

72	US ISR

73	URANIUM – ADVANCED PROJECTS

73	MILLENNIUM

73	YEELIRRIE

73	KINTYRE

74	URANIUM – EXPLORATION AND CORPORATE DEVELOPMENT

75	FUEL SERVICES

75	BLIND RIVER REFINERY

76	PORT HOPE CONVERSION SERVICES

76	CAMECO FUEL MANUFACTURING INC. (CFM)

MANAGEMENT’S DISCUSSION AND ANALYSIS  55

Managing the risks

The nature of our operations means we face many potential risks and hazards that could have a significant impact on our business. Our risk policy and process involves a broad, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. The policy establishes clear accountabilities for enterprise risk management. We use a common risk matrix throughout the company and consider any risk that has the potential to significantly affect our ability to achieve our corporate objectives or strategic plan as an enterprise risk. However, there is no assurance we will be successful in preventing the harm any of these risks and hazards could cause. We recommend you read our most recent management proxy circular for more information about our risk oversight.

Below we list the regulatory, environmental and operational risks that generally apply to all of our operations and projects under evaluation. We also talk about how we manage specific risks in each operation or project update. These risks could have a material impact on our business in the near term.

We recommend you also review our annual information form, which includes a discussion of other material risks that could have an impact on our business.

Regulatory risks

A significant part of our economic value depends on our ability to:

•

obtain and renew the licences and other approvals we need to operate, to increase production at our mines and to develop new mines. If we do not receive the regulatory approvals we need, or do not receive them at the right time, then we may have to delay, modify or cancel a project, which could increase our costs and delay or prevent us from generating revenue from the project. Regulatory review, including the review of environmental matters, is a long and complex process.

•

comply with the conditions in these licences and approvals. Our right to continue operating facilities, increase production at our mines and develop new mines depends on our compliance with these conditions.

•

comply with the extensive and complex laws and regulations that govern our activities. Environmental legislation imposes strict standards and controls on almost every aspect of our operations and projects, and is not only introducing new requirements, but also becoming more stringent. For example:

•	we must complete the environmental assessment process before we can begin developing a new mine or make any significant change to our operations

•

we may need regulatory approval to make changes to our operational processes, which can take a significant amount of time because it may require an extensive review of supporting technical information. The complexity of this process can be further compounded when regulatory approvals are required from multiple agencies.

•

the federal government’s review of environmental and regulatory processes “to restore public trust” is now firmly underway. The review includes Bill C-69, which would impact the federal environmental assessment regime as well as the Navigation Protection Act and Bill C-68, which would change the Fisheries Act. Also under review is the Canadian Environmental Protection Act, 1996. Changes to this legislation could impact any future planned projects.

•

Environment Canada has brought forward a national recovery plan for woodland caribou that has the potential to impact economic and social development in northern Saskatchewan. Additional research work has resulted in a report indicating the range in which our northern Saskatchewan operations are located, hosts a secure and self-sustaining population of woodland caribou, perhaps one of the most secure boreal caribou populations in Canada. The research should lead Environment and Climate Change Canada to revise the national recovery plan to recognize the sustainability of the species in northern Saskatchewan; however, potential habitat protection measures could still have an impact on our Saskatchewan operations and projects under evaluation.

We use significant management and financial resources to manage our regulatory risks.

Environmental risks

We have the safety, health and environmental risks associated with any mining and chemical processing company. Our uranium and fuel services segments also face unique risks associated with radiation.

56  CAMECO CORPORATION

Laws to protect the environment are becoming more stringent for members of the nuclear energy industry and have inter-jurisdictional aspects (both federal and provincial/state regimes are applicable). Once we have permanently stopped mining and processing activities at an operating site, we are required to decommission the site to the satisfaction of the regulators. We have developed conceptual decommissioning plans for our operating sites and use them to estimate our decommissioning costs. Regulators review and accept our conceptual decommissioning plans on a regular basis. As the site approaches or goes into decommissioning, regulators review the detailed decommissioning plans. This can result in further regulatory process, as well as additional requirements, costs and financial assurances.

Currently, Cameco has submitted updates to all Saskatchewan operations’ Preliminary Decommissioning Plan (PDP) and Preliminary Decommissioning Cost Estimate (PDCE) documents in accordance with the five year timeline specified in the regulations. Upon acceptance of the final PDP and PDCE documents by the Saskatchewan Ministry of Environment and Canadian Nuclear Safety Commission (CNSC) staff, a formal Commission hearing in writing will be required for final approval of the PDP and PDCE by the Commission. We have received comments on the revised PDP for McArthur River and Cigar Lake.

At the end of 2018, our estimate of total decommissioning and reclamation costs was $1.16 billion. This is the undiscounted value of the obligation and is based on our current operations. We had accounting provisions of $1.05 billion at the end of 2018 (the present value of the $1.16 billion). A licence is required prior to beginning decommissioning. Since we expect to incur most of these expenditures at the end of the useful lives of the operations they relate to, and none of our assets have a licence for decommissioning, our expected costs for decommissioning and reclamation for the next five years are not material.

We provide financial assurances for decommissioning and reclamation such as letters of credit or surety bonds to regulatory authorities, as required. We had a total of about $1.05 billion in financial assurances supporting our reclamation liabilities at the end of 2018. All of our North American operations have financial assurances in place in connection with our preliminary plans for decommissioning of the sites.

Some of the sites we own or operate have been under ongoing investigation and/or remediation and planning as a result of historic soil and groundwater conditions. For example, we are addressing issues related to historic soil and groundwater contamination at Port Hope.

We use significant management and financial resources to manage our environmental risks.

We manage environmental risks through our safety, health, environment and quality (SHEQ) management system. Our chief executive officer is responsible for ensuring that our SHEQ management system is implemented. Our board’s safety, health and environment committee also oversees how we manage our environmental risks.

In 2018, we invested:

•	$70 million in environmental protection, monitoring and assessment programs, approximately 11% more than in 2017

•	$20 million in health and safety programs, or 13% less than 2017

The increase in environmental expenditures in 2018 was largely due to expenditures related to the Vision in Motion projects, which were somewhat offset by overall cost reductions at other Cameco locations. The decrease in health and safety related expenditures were due to overall cost reductions across Cameco operations.

Spending on environmental and health and safety programs is expected to decrease in 2019 as a result of the continued impacts of the decisions to transition Rabbit Lake into care and maintenance and to curtail production at the US operations, as well as the shutdown of the McArthur River and Key Lake operations for an indeterminate duration.

MANAGEMENT’S DISCUSSION AND ANALYSIS  57

Operational risks

Other operational risks and hazards include:

•	environmental damage

•	industrial and transportation accidents

•	labour shortages, disputes or strikes

•	cost increases for labour, contracted or purchased materials, supplies and services

•	shortages of required materials, supplies and equipment

•	transportation and delivery disruptions

•	electrical power interruptions

•	equipment failures

•	non-compliance with laws and licences

•	catastrophic accidents

•	fires
•	blockades or other acts of social or political activism

•	natural phenomena, such as inclement weather conditions, floods and earthquakes

•	unusual, unexpected or adverse mining or geological conditions

•	underground floods

•	ground movement or cave-ins

•	tailings pipeline or dam failures

•	technological failure of mining methods

•	unanticipated consequences of our cost reduction strategies

We have insurance to cover some of these risks and hazards, but not all of them, and not to the full amount of losses or liabilities that could potentially arise.

58  CAMECO CORPORATION

Uranium – production overview

Production in our uranium segment in the fourth quarter was 2.4 million pounds, 65% lower compared to the same period in 2017, while production for the year was 9.2 million pounds, 61% lower than in 2017. The decrease was due to the production suspension at McArthur River/Key Lake and a change in reporting for JV Inkai. See Uranium — operations starting on page 60 for more information.

Uranium production

CAMECO SHARE	THREE MONTHS ENDED DECEMBER 31		YEAR ENDED DECEMBER 31
(MILLION LBS)	2018	2017	2018	2017	2018 PLAN	2019 PLAN
McArthur River/Key Lake	—	3.5	0.1	11.2	0.1	—	[2]
Cigar Lake	2.4	2.5	9.0	9.0	9.0	9.0
Inkai[1]	—	0.9	—	3.2	—	—
US ISR	—	—	0.1	0.4	0.1	—	[2]

Total	2.4	6.9	9.2	23.8	9.2	9.0

[1]	We expect total production from Inkai to be 8.3 million pounds in 2019 on a 100% basis. Due to the transition to equity accounting, our share of production will be shown as a purchase.
[2]

The McArthur River/Key Lake and Rabbit Lake operations are in a safe and sustainable state of care and maintenance, and we are no longer developing new wellfields at Crow Butte and Smith Ranch-Highland. Please see Uranium – Tier-one operations beginning on page 60 and Uranium – Tier-two curtailed operations beginning on page 71 for more information.

Production Outlook

We remain focused on taking advantage of the long-term growth we see coming in our industry, while maintaining the ability to respond to market conditions as they evolve. Our strategy is to focus on our tier-one assets and profitably produce at a pace aligned with market signals in order to preserve the value of those assets and increase long-term shareholder value, and to do that with an emphasis on safety, people and the environment.

Given today’s weak market conditions and to mitigate risk, we plan to:

•	ensure we continue to operate safely

•	evaluate the optimal mix of production, inventory and purchases in order to retain the flexibility to deliver long-term value

•	focus on cost management, productivity improvements, and supply discipline

MANAGEMENT’S DISCUSSION AND ANALYSIS  59

Uranium – Tier-one operations

McArthur River mine / Key Lake mill

2018 Production (our share) 0.1M lbs 2019 Production Outlook (our share) 0.0M lbs Estimated Reserves (our share) 273.6M lbs Estimated Mine Life[1] 22 years

[1]	Estimated mine life assumes production of 18 million pounds per year after restart.

McArthur River is the world’s largest, high-grade uranium mine, and Key Lake is the world’s largest uranium mill.

Ore grades at the McArthur River mine are 100 times the world average, which means it can produce more than 18 million pounds per year by mining only 300 to 400 tonnes of ore per day. We are the operator of both the mine and mill.

In 2018, a decision was made to suspend production at the mine and mill for an indeterminate duration.

McArthur River is considered a material uranium property for us.

Location		Saskatchewan, Canada

Ownership		McArthur River – 69.805%
Key Lake – 83.33%

Mine type		Underground

Mining methods		Primary: blasthole stoping
Secondary: raiseboring

End product		Uranium concentrate

Certification		ISO 14001 certified

Estimated reserves		273.6 million pounds (proven and probable), average grade U3O8: 6.91%

Estimated resources		5.4 million pounds (measured and indicated), average grade U3O8: 2.65%
2.8 million pounds (inferred), average grade U3O8: 2.25%

Licensed capacity		Mine and mill: 25.0 million pounds per year

Licence term		Through October, 2023

Total packaged production:	2000 to 2018	325.4 million pounds (McArthur River/Key Lake) (100% basis)
	1983 to 2002	209.8 million pounds (Key Lake) (100% basis)

2018 production		0.1 million pounds (0.2 million pounds on 100% basis)

2019 production outlook		0.0 million pounds (0.0 million pounds on 100% basis)

Estimated decommissioning cost[1]		$38 million – McArthur River (100% basis)
$222 million – Key Lake (100% basis)

All values shown, including reserves and resources, represent our share only, unless indicated.

[1]	These updated estimates are currently under regulatory review.

60  CAMECO CORPORATION

BACKGROUND

Mine description

McArthur River currently has six zones with delineated mineral reserves and resources (zones 1 to 4, zones A and B) and one additional area with delineated mineral resources (McArthur north). Active mining was occurring from zone 2 and zone 4 prior to care and maintenance.

Zone 2 has been actively mined since production began in 1999. The ore zone was initially divided into freeze panels and as the freeze wall was expanded, the inner connecting freeze walls were decommissioned in order to recover the inaccessible uranium around the active freeze pipes.

Zone 4 has been actively mined since 2010. The zone is divided into three mining areas: north, central, and south. Prior to the production suspension, active mining was occurring in the central and north areas and mine development was in progress in the south. Similar to zone 2, the ore zone was divided into freeze panels and the inner connecting freeze walls are decommissioned as new panels are brought on line in order to maximize ore recovery.

Zone 1 is the next planned mine area to be brought into production. Freeze hole drilling was suspended in 2018 as part of the production suspension and will resume following the mine start-up. Work remaining before production can begin includes completion of the freeze drilling, brine distribution construction, ground freezing and drill and extraction chamber development.

We have successfully extracted over 325 million pounds (100% basis) since we began mining in 1999.

Mining methods and techniques

We use a number of innovative methods to mine the McArthur River deposit:

Ground freezing

The sandstone that overlays the deposit and metasedimentary basement rocks is water-bearing and permeable, which results in significant water pressure at mining depths. In order to isolate the high-pressure water, ground freezing is used to form an impermeable wall around the area being mined. This prevents water from entering the mine, and helps stabilize weak rock formations.

Blasthole stoping

Our use of blasthole stoping began in 2011 and has expanded; the majority of ore extraction is now carried out with blasthole stoping. The use of this method has allowed the site to improve operating costs by significantly reducing waste rock handling, backfill dilution, and backfill placement. This mining method has been used extensively in the mining industry, including uranium mining. It involves:

•	establishing drill access above the ore and extraction access below the ore

•

setting up a raisebore drill in the drill chamber, drilling a pilot hole down to the extraction chamber, attaching a 3-metre wide reaming head to the drill string, and pulling it back up through the ore zone

•	expanding the circumference of the raise by drilling longholes around the raisebore hole and blasting the ore

•	funneling the blasted material into the raisebore hole and dropping it to the extraction level below

•	collecting the broken rock by line-of-sight remote-controlled scoop trams, and transporting it to the underground grinding circuit

•	once the stope is mined out, backfilling it with concrete to maintain ground stability and allowing the next stope and/or raise to be mined

Raisebore mining

Raisebore mining is an innovative non-entry approach that we adapted to meet the unique challenges at McArthur River, and it has been used since mining began in 1999. It involves:

•	establishing a drill chamber above the ore and an extraction chamber below the ore

•

setting up a raisebore drill in the drill chamber, drilling a pilot hole down to the extraction chamber, attaching a 3-metre wide reaming head to the drill string, and pulling it back up through the ore zone

•	collecting the high-grade broken ore at the bottom of the raises using line-of-sight remote-controlled scoop trams, and transporting it to an underground grinding circuit

MANAGEMENT’S DISCUSSION AND ANALYSIS  61

•	filling each raisebore hole with concrete

•	when a series of overlapping raisebore holes in a chamber is complete, removing the equipment and filling the entire chamber with concrete

•	starting the process again in an adjacent raisebore chamber

Boxhole mining was tested and approved for use at McArthur River. It is a higher-cost mining method that is not currently being used.

Initial processing

We carry out initial processing of the extracted ore at McArthur River:

•	the underground circuit grinds the ore and mixes it with water to form a slurry

•	the slurry is pumped 680 metres to the surface and stored in one of four ore slurry holding tanks

•	it is blended and thickened, removing excess water

•	the final slurry, at an average grade of 12% - 20% U3O8, is pumped into transport truck containers and shipped to Key Lake mill on an 80 kilometre all-weather road

Water from this process, including water from underground operations, is treated on the surface. Any excess treated water is released into the environment.

Tailings capacity

We expect to have sufficient tailings capacity at Key Lake to mill all the known McArthur River mineral reserves and resources, should they be converted to reserves, with additional capacity to toll mill ore from other regional deposits.

Licensed annual production capacity

The McArthur River mine and Key Lake mill are both licensed to produce up to 25 million pounds (100% basis) per year.

2018 UPDATE

Production

This year, beginning in February, we had a planned production suspension. In response to market conditions, we decided to extend the suspension for an indeterminate duration. The action resulted in the permanent layoff of approximately 520 site employees. A reduced workforce of approximately 200 employees remain at the McArthur River and Key Lake sites to keep the facilities in a state of safe care and maintenance. We incurred approximately $29 million in severance costs as a result of the permanent layoffs. Production from McArthur River/Key Lake for the year was 0.2 million pounds (100% basis); our share was 0.1 million pounds compared to 11.2 million pounds in 2017 due to the production suspension in 2018.

New mining areas

We must bring on new mining zones to sustain production. Prior to the production shutdown, two new areas were under active development. Zone 1 was in the freeze drilling stage (90% complete) and zone 4 South was in the initial freeze drift development stage.

In 2018, all development and construction activities for the new mining zones were halted as part of the production suspension.

Exploration

In 2018, all underground infill definition drilling was halted as part of the production suspension.

PLANNING FOR THE FUTURE

Production

Due to continued uranium price weakness, we have suspended production for an indeterminate duration. As a result of the suspension, and the time required to restart the mine and mill, we do not expect the operation to produce any uranium in 2019. Our share of the cash and non-cash costs to maintain both operations during the suspension is expected to range between $7 million and $9 million per month.

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Expansion potential

Once the market signals that new supply is needed and a decision is made to restart production, we will undertake the work necessary to optimize the capacity of both the McArthur River mine and Key Lake mill. The annual licensed capacity is 25 million pounds per year (100% basis). We expect that this paced approach will allow us to extract maximum value from the operation as the market transitions.

MANAGING OUR RISKS

Production at McArthur River/Key Lake poses many challenges. These challenges include control of groundwater, weak rock formations, radiation protection, water inflow, mine area transitioning, regulatory approvals, surface and underground fires and other mining related challenges. Operational experience gained since the start of production has resulted in a significant reduction in risk.

Operational changes

The operational changes we have made, including the suspension of production in 2018 for an indeterminate duration, and the associated workforce reduction, carry with them risks of delay in restarting operations and subsequent production disruption.

Labour relations

The collective agreement with the United Steelworkers local 8914 expired in December 2017, and the collective bargaining process has begun. There is a risk to the restart of operations after the production suspension if we are unable to reach agreement and there is a labour dispute.

Transition to new mining areas

In order to successfully achieve the planned production schedule after the restart of operations, we must continue to successfully transition into new mining areas, which includes mine development and investment in critical support infrastructure.

Water inflow risk

Water inflows pose a significant risk to mine production. In 2003, a water inflow resulted in a three-month suspension of production. We also had a small water inflow in 2008 that did not impact production, but did cause significant development delays.

The consequences of another water inflow at McArthur River would depend on its magnitude, location and timing, but could include a significant interruption or reduction in production, a material increase in costs or a loss of mineral reserves.

We take the following steps to reduce the risk of inflows, but there is no guarantee that these will be successful:

•

Ground freezing: Before mining, we drill freezeholes and freeze the ground to form an impermeable freeze wall around the area being mined. Ground freezing reduces but does not eliminate the risk of water inflows.

•

Mine development: We plan for our mine development to take place away from known groundwater sources whenever possible. In addition, we assess all planned mine development for relative risk and apply extensive additional technical and operating controls for all higher risk development.

•

Pumping capacity and treatment limits: Our standard for this project is to secure pumping capacity of at least one and a half times the estimated maximum sustained inflow. We review our dewatering system and requirements at least once a year and before beginning work on any new zone.

We believe we have sufficient pumping, water treatment and surface storage capacity to handle the estimated maximum sustained inflow.

We also manage the risks listed on pages 56 to 58.

MANAGEMENT’S DISCUSSION AND ANALYSIS  63

Uranium – Tier-one operations

Cigar Lake

2018 Production (our share) 9.0M lbs 2019 Production Outlook (our share) 9.0M lbs Estimated Reserves (our share) 88.3M lbs Estimated Mine Life 2029

Cigar Lake is the world’s highest grade uranium mine, with grades that are 100 times the world average. We are a 50% owner and the mine operator. Cigar Lake uranium is milled at Orano’s (previously AREVA) McClean Lake mill.

Cigar Lake is considered a material uranium property for us.

Location	Saskatchewan, Canada

Ownership	50.025%

Mine type	Underground

Mining method	Jet boring system

End product	Uranium concentrate

Certification	ISO 14001 certified

Estimated reserves	88.3 million pounds (proven and probable), average grade U3O8: 14.48%

Estimated resources	51.0 million pounds (measured and indicated), average grade U3O8: 14.41%
11.8 million pounds (inferred), average grade U3O8: 5.97%

Licensed capacity	18.0 million pounds per year (our share 9.0 million pounds per year)

Licence term	Through June, 2021

Total packaged production: 2014 to 2018	64.9 million pounds (100% basis)

2018 production	9.0 million pounds (18.0 million pounds on 100% basis)

2019 production outlook	9.0 million pounds (18.0 million pounds on 100% basis)

Estimated decommissioning cost[1]	$62 million (100% basis)

All values shown, including reserves and resources, represent our share only, unless indicated.

[1]	This updated estimate is currently under regulatory review.

BACKGROUND

Development

We began developing the Cigar Lake underground mine in 2005, but development was delayed due to water inflows in 2006 and 2008. The underground workings were successfully remediated and secured in 2011 and, in October 2014 the McClean Lake mill produced the first uranium concentrate from ore mined at the Cigar Lake operation. Commercial production was declared in May 2015.

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Mine description

Cigar Lake’s geological setting is similar to McArthur River’s: the permeable sandstone, which overlays the deposit and basement rocks, contains large volumes of water at significant pressure. However, unlike McArthur River, the Cigar Lake deposit has the shape of a flat- to cigar-shaped lens. As a result of these challenging geological conditions, we are unable to utilize traditional mining methods that require access above the ore, necessitating the development of a non-entry mining method specifically adapted for this deposit: the Jet Boring system (JBS).

We continue development below the mineralization and we are currently mining in the eastern part of the ore body.

Mining method

Bulk ground freezing

The sandstone that overlays the deposit and basement rocks is water-bearing, and to prevent water from entering the mine, help stabilize weak rock formations, and meet our production schedule, we freeze the ground from surface. The ore zone and surrounding ground in the area to be mined must meet specific ground freezing requirements before we begin jet boring.

Jet boring system (JBS) mining

After many years of test mining, we selected jet boring, a non-entry mining method, which we have developed and adapted specifically for this deposit. This method involves:

•	drilling a pilot hole into the frozen orebody, inserting a high pressure water jet and cutting a cavity out of the frozen ore

•	collecting the ore and water mixture (slurry) from the cavity and pumping it to storage (sump storage), allowing it to settle

•	using a clamshell, transporting the ore from sump storage to an underground grinding and processing circuit

•	once mining is complete, filling each cavity in the orebody with concrete

•	starting the process again with the next cavity

We have divided the orebody into production panels and at least three production panels need to be frozen at one time to achieve the full annual production rate of 18 million pounds. One JBS machine will be located below each frozen panel and the three JBS machines required are currently in operation. Two machines actively mine at any given time while the third is moving, setting up, or undergoing maintenance.

Initial processing

We carry out initial processing of the extracted ore at Cigar Lake:

•	the underground circuit grinds the ore and mixes it with water to form a slurry

•	the slurry is pumped 500 metres to the surface and stored in one of two ore slurry holding tanks

•	it is blended and thickened, removing excess water

•	the final slurry, at an average grade of approximately 14% U3O8, is pumped into transport truck containers and shipped to McClean Lake mill on a 69 kilometre all-weather road

Water from this process, including water from underground operations, is treated on the surface. Any excess treated water is released into the environment.

MANAGEMENT’S DISCUSSION AND ANALYSIS  65

Milling

All of Cigar Lake’s ore slurry is being processed at the McClean Lake mill, operated by Orano. Given the McClean Lake mill’s capacity, it is able to:

•	operate at Cigar Lake’s targeted annual production level of 18.0 million pounds U3O8

•	process and package all of Cigar Lake’s current mineral reserves

Licensing annual production capacity

The Cigar Lake mine is licensed to produce up to 18 million pounds (100% basis) per year. Orano’s McClean Lake mill is licensed to produce 24 million pounds annually.

2018 UPDATE

Production

Total packaged production from Cigar Lake was 18.0 million pounds U3O8; our share was 9.0 million pounds, achieving our forecast.

During the year, we:

•	advanced the freeze plant expansion project, achieving substantial completion of construction and commencement of the commissioning phase

•	implemented an extended summer shutdown, during which maintenance activities were completed as well as a capital upgrade to process pumps underground

•	refurbished a JBS unit and brought two new production tunnels online

•	extended our surface brine distribution infrastructure and expanded our ground freezing program ensuring continued frozen ore inventory growth in alignment with our long-term production plans

Underground development

In alignment with our production plans, limited underground mine development was undertaken in 2018. Mine development required to sustain long-term production will re-commence in 2019.

PLANNING FOR THE FUTURE

Production

In 2019, we expect to produce 18 million packaged pounds at Cigar Lake; our share is 9.0 million pounds.

In alignment with our continued efforts to reduce costs, our 2019 production plan for the Cigar Lake mine includes an extended shutdown during the third quarter, which is expected to result in reduced flight and camp costs. The shut-down will consist of a four-week vacation period, preceded by a two-week maintenance period with mine start-up planned before the end of the third quarter.

In 2019, we expect to:

•	continue surface freeze drilling and complete construction and commissioning of the freeze plant infrastructure expansion in support of future production

•	resume underground mine development and complete two new production tunnels as well as expand ventilation and access drifts in alignment with the long-term mine plan

MANAGING OUR RISKS

Cigar Lake is a challenging deposit to develop and mine. These challenges include control of groundwater, weak rock formations, radiation protection, chemical ore characteristics, performance of the water treatment system, water inflow, regulatory approvals, surface and underground fires and other mining-related challenges. To reduce this risk, we are applying our operational experience and the lessons we have learned about water inflows at McArthur River and Cigar Lake.

Operational changes

The operational changes we have made, including the extended summer shutdown, the workforce reduction, changes to the shift rotation schedule, and changes to the commuter flight services at the site, which are intended to achieve cost savings and improve efficiency, carry with them increased risk of production disruption.

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Labour relations

The collective agreement between Orano and unionized employees at the McClean Lake mill expires on May 31, 2019. There is a risk to the production plan if Orano is unable to reach an agreement and there is a labour dispute.

Transition to new mining areas

In order to successfully achieve the planned production schedule, we must continue to successfully transition into new mining areas, which includes mine development and investment in critical support infrastructure.

Ground freezing

To manage our risks and meet our production schedule, the areas being mined must meet specific ground freezing requirements before we begin jet boring. We have identified greater variation of the freeze rates of different geological formations encountered in the mine, based on information obtained through surface freeze drilling. As a mitigation measure, we have increased the site freeze capacity to facilitate the mining of ore cavities as planned.

Environmental performance

The Cigar Lake orebody contains elements of concern with respect to the water quality and the receiving environment. The distribution of elements such as arsenic, molybdenum, selenium and others is non-uniform throughout the ore body, and this can present challenges in attaining and maintaining the required effluent concentrations.

There have been ongoing efforts to optimize the current water treatment process and water handling systems to ensure acceptable environmental performance, which is expected to avoid the need for additional capital upgrades and potential deferral of production.

Water inflow risk

A significant risk to development and production is from water inflows. The 2006 and 2008 water inflows were significant setbacks.

The consequences of another water inflow at Cigar Lake would depend on its magnitude, location and timing, but could include a significant delay or disruption in Cigar Lake production, a material increase in costs or a loss of mineral reserves.

We take the following steps to reduce the risk of inflows, but there is no guarantee that these will be successful:

•	Bulk freezing: Two of the primary challenges in mining the deposit are control of groundwater and ground support. Bulk freezing reduces but does not completely eliminate the risk of water inflows.

•

Mine development: We plan for our mine development to take place away from known groundwater sources whenever possible. In addition, we assess all planned mine development for relative risk and apply extensive additional technical and operating controls for all higher risk development.

•	Pumping capacity and treatment limits: We have pumping capacity to meet our standard for this operation of at least one and a half times the estimated maximum inflow.

We believe we have sufficient pumping, water treatment and surface storage capacity to handle the estimated maximum inflow.

We also manage the risks listed on pages 56 to 58.

MANAGEMENT’S DISCUSSION AND ANALYSIS  67

Uranium – Tier-one operations

Inkai

2018 Production (100% basis) 6.9 M lbs 2019 Production Outlook (100% basis) 8.3 M lbs Estimated Reserves (our share) 104.6M lbs Estimated Mine Life 2045 (based on licence term)

Inkai is a very significant uranium deposit, located in Kazakhstan. The operator is JV Inkai limited liability partnership, which we jointly own (40%) with Kazatomprom (60%)1.

Inkai is considered a material uranium property for us.

Location	South Kazakhstan

Ownership	40%[1]

Mine type	In situ recovery (ISR)

End product	Uranium concentrate

Certifications	BSI OHSAS 18001
ISO 14001 certified

Estimated reserves	104.6 million pounds (proven and probable), average grade U3O8: 0.03%

Estimated resources	12.8 million pounds (measured and indicated), average grade U3O8: 0.03%
30 million pounds (inferred), average grade U3O8: 0.03%

Licensed capacity (wellfields)	10.4 million pounds per year (our share 4.2 million pounds per year)[1]

Licence term	Through July 2045

Total packaged production: 2009 to 2018	49.2 million pounds (100% basis)

2018 production	6.9 million pounds (100% basis)

2019 production outlook	8.3 million pounds (100% basis)[1]

Estimated decommissioning cost (100% basis)	$11 million (US) (100% basis) (this estimate is currently under review)

All values shown, including reserves and resources, represent our share only, unless indicated.

[1]

Effective January 1, 2018, our ownership interest in the joint venture dropped to 40% and we now equity account for our investment. Due to the transition to equity accounting, our share of production is shown as a purchase.

BACKGROUND

Mine description

The Inkai uranium deposit is a roll-front type orebody within permeable sandstones. The more porous and permeable units host several stacked and relatively continuous, sinuous “roll-fronts” of low-grade uranium forming a regional system. Superimposed over this regional system are several uranium projects and active mines.

Inkai’s mineralization ranges in depths from about 260 metres to 530 metres. The deposit has a surface projection of about 40 kilometres in length, and the width ranges from 40 to 1600 metres. The deposit has hydrogeological and mineralization conditions favorable for use of in-situ recovery (ISR) technology.

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Mining and milling method

JV Inkai uses conventional, well-established, and very efficient ISR technology, developed after extensive test work and operational experience. The process involves five major steps:

•	leach the uranium in-situ by circulating an acid-based solution through the host formation

•	recover it from solution with ion exchange resin (takes place at both main and satellite processing plants)

•	precipitate the uranium with hydrogen peroxide

•	thicken, dewater, and dry it

•	package the uranium peroxide product in drums

Production

Total 2018 production from Inkai was 6.9 million pounds (100% basis), an increase from 2017. While the production volume was in accordance with Kazatomproms’s planned 20% decrease to the licensed production profile under the terms of the subsoil use contract, the subsoil use contract called for higher production in 2018 compared to 2017. The subsoil use law in Kazakhstan allows producers to produce within 20% (above or below) of their licensed capacity in a year.

Project funding

We have an outstanding loan for Inkai’s work on block 3 prior to the restructuring and, as of December 31, 2018, the principal and interest amounted to $91 million (US). Under the restructuring agreement, the partners have agreed that JV Inkai will distribute excess cash first as priority repayment of this loan. To date in 2019, payments of $29 million (US) have been received.

JV Inkai Restructuring Agreement

In 2016, we signed an agreement with our partner Kazatomprom and JV Inkai to restructure and enhance JV Inkai. The restructuring closed in December 2017 and took effect January 1, 2018. This restructuring was subject to obtaining all required government approvals including an amendment to JV Inkai’s Resource Use Contract, which were obtained. The restructuring consisted of the following:

•	JV Inkai has the right to produce 10.4 million pounds of U3O8 per year, an increase from the prior licensed annual production of 5.2 million pounds

•	JV Inkai has the right to produce until 2045 (previously, the licence terms, based on the boundaries prior to the restructuring, were to 2024 and 2030)

•

our ownership interest in JV Inkai is 40% and Kazatomprom’s share is 60%. However, during production rampup, we are entitled to purchase 57.5% of the first 5.2 million pounds. As annual production increases above 5.2 million pounds, we are entitled to 22.5% of any incremental production, to the maximum annual share of 4.2 million pounds. Once the rampup to 10.4 million pounds annually is complete, our share in all production will be 40%, matching our ownership interest.

•	a governance framework that provides protection for us as a minority owner

•	the boundaries of the mining area match the agreed production profile for JV Inkai to 2045

•	the loan that our subsidiary made to JV Inkai to fund exploration and evaluation of the historically defined block 3 area provides for priority repayment

With Kazatomprom, we completed and reviewed a feasibility study for the purpose of evaluating the design, construction and operation of a uranium refinery in Kazakhstan. In accordance with the agreement, a decision has been made not to proceed with construction of the uranium refinery as contemplated in the feasibility study. We subsequently signed an agreement to licence our proprietary UF6 conversion technology to Kazatomprom, which, subject to receiving the required government permits, will allow Kazatomprom to examine the feasibility of constructing and operating its own UF6 conversion facility in Kazakhstan.

Our 2019 financial outlook is presented on the basis of equity accounting for our minority ownership interest in JV Inkai. Under equity accounting, our share of the profits earned by JV Inkai on the sale of its production are included in “income from equity-accounted investees” on our consolidated statement of earnings. Our share of production is purchased at a discount to the spot price and included at this value in inventory. In addition, JV Inkai capital is not included in our outlook for capital expenditures. Please see JV Inkai Planning for the future below for more details.

MANAGEMENT’S DISCUSSION AND ANALYSIS  69

PLANNING FOR THE FUTURE

Production

We expect total production from Inkai to be 8.3 million pounds (100% basis) in 2019. We have the right to purchase 3.7 million pounds at a discount to the spot price, which will be included in inventory at this value at the time of delivery in accordance with equity accounting. Our share of the profits earned by JV Inkai on the sale of its production will be included in “income from equity-accounted investees” on our consolidated statement of earnings.

MANAGING OUR RISKS

Political risk

Kazakhstan declared itself independent in 1991 after the dissolution of the Soviet Union. Our investment in JV Inkai is subject to the greater risks associated with doing business in developing countries, which have significant potential for social, economic, political, legal and fiscal instability. Kazakh laws and regulations are complex and still developing and their application can be difficult to predict. The other owner of JV Inkai is Kazatomprom, an entity majority owned by the government of Kazakhstan. We have entered into agreements with JV Inkai and Kazatomprom intended to mitigate political risk. This risk includes the imposition of governmental laws or policies that could restrict or hinder JV Inkai repaying the block 3 loan, paying us dividends, or selling us our share of JV Inkai production, or that impose discriminatory taxes or currency controls on these transactions. The restructuring of JV Inkai, which took effect January 1, 2018, was undertaken with the objective to better align the interests of Cameco and Kazatomprom and includes a governance framework that provides for protection for us as a minority owner of JV Inkai. We believe the political risk related to our investment in JV Inkai is manageable.

For more details on this risk, please our most recent annual information form under the heading political risks.

JV Inkai manages risks listed on pages 56 to 58.

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Uranium – Tier-two curtailed operations

Rabbit Lake

Located in Saskatchewan, Canada, our 100% owned Rabbit Lake operation opened in 1975, and has the second largest uranium mill in the world. Due to market conditions, we suspended production at Rabbit Lake during the second quarter of 2016.

Location	Saskatchewan, Canada

Ownership	100%

End product	Uranium concentrates

ISO certification	ISO 14001 certified

Mine type	Underground

Estimated reserves	—

Estimated resources	38.6 million pounds (indicated), average grade U3O8: 0.95%
33.7 million pounds (inferred), average grade U3O8: 0.62%

Mining methods	Vertical blasthole stoping

Licensed capacity	Mill: maximum 16.9 million pounds per year; currently 11 million

Licence term	Through October, 2023

Total production: 1975 to 2018	202.2 million pounds

2018 production	0 million pounds

2019 production outlook	0 million pounds

Estimated decommissioning cost[1]	$213 million

[1]	This updated estimate is currently under regulatory review.

PRODUCTION SUSPENSION

The facilities remained in a state of safe and sustainable care and maintenance throughout 2018. As a result, there was no production in 2018.

While in standby, we continue to evaluate our options in order to minimize care and maintenance costs. We expect care and maintenance costs to range between $30 million and $35 million annually.

IMPAIRMENT

In 2016, as a result of the production suspension, we recognized an impairment charge for the full carrying value of $124 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS  71

US ISR Operations

Located in Nebraska and Wyoming in the US, the Crow Butte and Smith Ranch-Highland (including the North Butte satellite) operations began production in 1991 and 1975. Each operation has its own processing facility. Due to market conditions, we curtailed production and deferred all wellfield development at these operations during the second quarter of 2016.

Ownership		100%

End product		Uranium concentrates

ISO certification		ISO 14001 certified

Estimated reserves	Smith Ranch-Highland:	—

	North Butte-Brown Ranch:	—

	Crow Butte:	—

Estimated resources	Smith Ranch-Highland:	24.9 million pounds (measured and indicated), average grade U3O8: 0.06%
7.7 million pounds (inferred), average grade U3O8: 0.05%

	North Butte-Brown Ranch:	9.5 million pounds (measured and indicated), average grade U3O8: 0.07%
0.4 million pounds (inferred), average grade U3O8: 0.07%

	Crow Butte:	13.9 million pounds (measured and indicated), average grade U3O8: 0.25%
1.8 million pounds (inferred), average grade U3O8: 0.16%

Mining methods		In situ recovery (ISR)

Licensed capacity	Smith Ranch-Highland:[1]	Wellfields: 3 million pounds per year; processing plants: 5.5 million pounds per year

	Crow Butte:	Processing plants and wellfields: 2 million pounds per year

Licence term	Smith Ranch-Highland:	Through September, 2028

	Crow Butte:	Through October, 2024

Total production: 2002 to 2018		33.0 million pounds

2018 production		0.1 million pounds

2019 production outlook		0 million pounds

Estimated decommissioning cost		Smith Ranch-Highland: $224 million (US), including North Butte
Crow Butte: $51 million (US)

[1]	Including Highland mill

PRODUCTION AND CURTAILMENT

As a result of our 2016 decision, production at the US operations ceased in 2018 resulting in production of less than 100,000 pounds.

On September 30, the Nuclear Regulatory Commission approved a 10-year renewal of the operating licence for Smith Ranch-Highland. The licence is valid until September 30, 2028.

FUTURE PRODUCTION

We do not expect any production in 2019.

IMPAIRMENT

In 2017, due to the continued weakening of the uranium market and a reduction in mineral reserves, we recorded a $184 million write down of our US assets.

MANAGING OUR RISKS

We manage the risks listed on pages 56 to 58.

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Uranium – advanced projects

Work on our advanced projects has been scaled back and will continue at a pace aligned with market signals.

Millennium

Location	Saskatchewan, Canada

Ownership	69.9%

End product	Uranium concentrates

Potential mine type	Underground

Estimated resources (our share)	53.0 million pounds (indicated), average grade U3O8: 2.39%
20.2 million pounds (inferred), average grade U3O8: 3.19%

BACKGROUND

The Millennium deposit was discovered in 2000, and was delineated through geophysical survey and surface drilling work between 2000 and 2013.

Yeelirrie

Location	Western Australia

Ownership	100%

End product	Uranium concentrates

Potential mine type	Open pit

Estimated resources	128.1 million pounds (measured and indicated), average grade U3O8: 0.15%

BACKGROUND

The deposit was discovered in 1972 and is a near-surface calcrete-style deposit that is amenable to open pit mining techniques. It is one of Australia’s largest undeveloped uranium deposits.

Kintyre

Location	Western Australia

Ownership	100%

End product	Uranium concentrates

Potential mine type	Open pit

Estimated resources	53.5 million pounds (indicated), average grade U3O8: 0.62%
6.0 million pounds (inferred), average grade U3O8: 0.53%

BACKGROUND

The Kintyre deposit was discovered in 1985 and is amenable to open pit mining techniques. In 2018, we increased our ownership from 70% to 100%.

2018 PROJECT UPDATES

We believe that we have some of the best undeveloped uranium projects in the world. However, in the current market environment our primary focus is on preserving the value of our tier-one uranium assets. We continue to await a signal from the market that additional production is needed prior to making any new development decisions.

PLANNING FOR THE FUTURE

2019 Planned activity

No work is planned at Millennium, Yeelirrie or Kintyre. Further progress towards a development decision is not expected until market conditions improve.

MANAGING THE RISKS

For all of our advanced projects, we manage the risks listed on pages 56 to 58.

MANAGEMENT’S DISCUSSION AND ANALYSIS  73

Uranium – exploration and corporate development

Our exploration program is directed at replacing mineral reserves as they are depleted by our production, and is key to sustaining our business. However, during this period of weak uranium prices, and as we have ample idled production capacity, we have reduced our spending to focus only on exploration near our existing operations where we have established infrastructure and capacity to expand. Globally, we have land with exploration and development prospects that are among the best in the world, mainly in Canada, Australia and the US. Our land holdings total about 0.7 million hectares (1.7 million acres). In northern Saskatchewan alone, we have direct interests in about 0.6 million hectares (1.6 million acres) of land covering many of the most prospective exploration areas of the Athabasca Basin.

2018 UPDATE

Brownfield exploration

Brownfield exploration is uranium exploration near our existing operations, and includes expenses for advanced exploration on the evaluation of projects where uranium mineralization is being defined.

In 2018, we spent about $4 million on brownfields and advanced uranium projects in Saskatchewan and Australia. At the US operations we spent $1 million.

Regional exploration

We spent about $15 million on regional exploration programs (including support costs), primarily in Saskatchewan’s Athabasca Basin.

PLANNING FOR THE FUTURE

We will continue to focus on our core projects in Saskatchewan under our long-term exploration strategy. Long-term, we look for properties that meet our investment criteria. We may partner with other companies through strategic alliances, equity holdings and traditional joint venture arrangements. Our leadership position and industry expertise in both exploration and corporate social responsibility make us a partner of choice.

ACQUISITION PROGRAM

Currently, given the conditions in the uranium market, our extensive portfolio of reserves and resources and our belief that we have ample idle production capacity, our focus is on maintaining our investment-grade rating and preserving the value of our tier-one assets. We expect that these assets will allow us to meet rising uranium demand with increased production from our best margin operations, and will help to mitigate risk in the event of prolonged uncertainty.

However, we continually evaluate acquisition opportunities within the nuclear fuel cycle that could add to our future supply options, support our sales activities, and complement and enhance our business in the nuclear industry. We will invest when an opportunity is available at the right time and the right price. We strive to pursue corporate development initiatives that will leave us and our shareholders in a fundamentally stronger position. As such, an acquisition opportunity is never assessed in isolation. Acquisitions must compete for investment capital with our own internal growth opportunities. They are subject to our capital allocation process described in the strategy section, starting on page 14.

74  CAMECO CORPORATION

Fuel services

Refining, conversion and fuel manufacturing

We control about 25% of world UF6 primary conversion capacity and are a supplier of natural UO2. Our focus is on cost-competitiveness and operational efficiency.

Our fuel services segment is strategically important because it helps support the growth of the uranium segment. Offering a range of products and services to customers helps us broaden our business relationships and expand our uranium market share.

Blind River Refinery

Licensed Capacity 24.0M kgU as UO3 Licence renewal in Feb, 2022

Blind River is the world’s largest commercial uranium refinery, refining uranium concentrates from mines around the world into UO3.

Location	Ontario, Canada

Ownership	100%

End product	UO3

ISO certification	ISO 14001 certified

Licensed capacity	18.0 million kgU as UO3 per year, approved to 24.0 million subject to the completion of certain equipment upgrades (advancement depends on market conditions)

Licence term	Through February, 2022

Estimated decommissioning cost	$48 million

MANAGEMENT’S DISCUSSION AND ANALYSIS  75

Port Hope Conversion Services

Licensed Capacity 12.5M kgU as UF6 2.8M kgU as UO2 Licence renewal in Feb, 2027

Port Hope is the only uranium conversion facility in Canada and a supplier of UO2 for Canadian-made CANDU reactors.

Location	Ontario, Canada

Ownership	100%

End product	UF6, UO2

ISO certification	ISO 14001 certified

Licensed capacity	12.5 million kgU as UF6 per year
2.8 million kgU as UO2 per year

Licence term	Through February, 2027

Estimated decommissioning cost	$129 million

Cameco Fuel Manufacturing Inc. (CFM)

Licensed Capacity 1.2M kgU as UO2 as fuel bundles Licence renewal in Feb, 2022

CFM produces fuel bundles and reactor components for CANDU reactors.

Location	Ontario, Canada

Ownership	100%

End product	CANDU fuel bundles and components

ISO certification	ISO 9001 certified, ISO 14001 certified

Licensed capacity	1.2 million kgU as UO2 as finished bundles

Licence term	Through February, 2022

Estimated decommissioning cost	$21 million

76  CAMECO CORPORATION

2018 UPDATE

Production

Fuel services produced 10.5 million kgU, 33% higher than 2017. This was a result of increased demand.

Port Hope conversion facility cleanup and modernization (Vision in Motion)

We began implementation activities and made significant progress on the Vision in Motion project in 2018. In 2019, we will continue with the detailed engineering and implementation work.

Labour relations

Unionized employees represented by United Steel Workers Local 14193, at CFM’s operations in Ontario, accepted a new three-year collective agreement. The previous contract expired May 30, 2018.

PLANNING FOR THE FUTURE

Production

We plan to produce between 12 million and 13 million kgU in 2019.

MANAGING OUR RISKS

Labour relations

The collective agreement with unionized employees at our conversion facility in Port Hope expires in June 2019. There is a risk to our production plans if we are unable to reach an agreement and there is a labour disruption.

We also manage the risks listed on pages 56 to 58.

MANAGEMENT’S DISCUSSION AND ANALYSIS  77

Mineral reserves and resources

Our mineral reserves and resources are the foundation of our company and fundamental to our success.

We have interests in a number of uranium properties. The tables in this section show the estimates of the proven and probable mineral reserves, and measured, indicated, and inferred mineral resources at those properties. However, only three of the properties listed in those tables are material uranium properties for us: McArthur River/Key Lake, Cigar Lake and Inkai. Mineral reserves and resources are all reported as of December 31, 2018.

We estimate and disclose mineral reserves and resources in five categories, using the definition standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council, and in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101), developed by the Canadian Securities Administrators. You can find out more about these categories at www.cim.org.

About mineral resources

Mineral resources do not have to demonstrate economic viability, but have reasonable prospects for eventual economic extraction. They fall into three categories: measured, indicated and inferred. Our reported mineral resources are exclusive of mineral reserves.

•

Measured and indicated mineral resources can be estimated with sufficient confidence to allow the appropriate application of technical, economic, marketing, legal, environmental, social and governmental factors to support evaluation of the economic viability of the deposit.

•	measured resources: we can confirm both geological and grade continuity to support detailed mine planning

•	indicated resources: we can reasonably assume geological and grade continuity to support mine planning

•

Inferred mineral resources are estimated using limited geological evidence and sampling information. We do not have enough confidence to evaluate their economic viability in a meaningful way. You should not assume that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource, but it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Our share of uranium in the following mineral resource tables is based on our respective ownership interests. Mineral resources that are not mineral reserves have no demonstrated economic viability.

About mineral reserves

Mineral reserves are the economically mineable part of measured and/or indicated mineral resources demonstrated by at least a preliminary feasibility study. The reference point at which mineral reserves are defined is the point where the ore is delivered to the processing plant, except for ISR operations where the reference point is where the mineralization occurs under the existing or planned wellfield patterns. Mineral reserves fall into two categories:

•

proven reserves: the economically mineable part of a measured resource for which at least a preliminary feasibility study demonstrates that, at the time of reporting, economic extraction could be reasonably justified with a high degree of confidence

•

probable reserves: the economically mineable part of a measured and/or indicated resource for which at least a preliminary feasibility study demonstrates that, at the time of reporting, economic extraction could be reasonably justified with a degree of confidence lower than that applying to proven reserves

We use current geological models, an average uranium price of $44 (US) per pound U3O8, and current or projected operating costs and mine plans to report our mineral reserves, allowing for dilution and mining losses. We apply our standard data verification process for every estimate.

Our share of uranium in the mineral reserves table below is based on our respective ownership interests.

78  CAMECO CORPORATION

Changes this year

Our share of proven and probable mineral reserves increased from 458 million pounds U3O8 at the end of 2017, to 467 million pounds at the end of 2018. The change was primarily the result of:

•	McArthur River’s zone B mineral resource update which added approximately 23.8 million pounds of proven and probable reserves partially offset by:

•	production, which removed 12.3 million pounds from our mineral inventory

•	other minor adjustments at Cigar Lake and McArthur River

Measured and indicated mineral resources decreased from 425 million pounds U3O8 at the end of 2017, to 423 million pounds at the end of 2018. Our share of inferred mineral resources is 176 million pounds U3O8, a decrease of 14 million pounds from the end of 2017. The variance in mineral resources was mainly the result of:

•	the sale of our interest in the Wheeler River Joint Venture which resulted in a reduction of 18.7 million pounds of indicated and 11.8 million pounds of inferred resources

•	removal of 0.7 million pounds of measured, 1.3 million pounds of indicated and 1.1 million pounds of inferred resources from the US ISR operations following a review of economic parameters

•	reduction of 3.1 million pounds of inferred resources from McArthur River partially offset by:

•	an increase in our ownership in the Kintyre project from 70% to 100% which added 16.1 million pounds of indicated and 1.8 million pounds of inferred resources

MANAGEMENT’S DISCUSSION AND ANALYSIS  79

Qualified persons

The technical and scientific information discussed in this MD&A for our material properties (McArthur River/Key Lake, Cigar Lake and Inkai) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

•	Greg Murdock, general manager, McArthur River/Key Lake, Cameco

•	Alain D. Renaud, lead geologist, technical services, Cameco

•	Linda Bray, principal metallurgist, technical services, Cameco

CIGAR LAKE

•	Lloyd Rowson, general manager, Rabbit Lake/Cigar Lake, Cameco

•	Scott Bishop, director, technical services, Cameco
•	Alain D. Renaud, lead geologist, technical services, Cameco

•	Linda Bray, principal metallurgist, technical services, Cameco

INKAI

•	Dr. Darryl Clark, consultant geologist

•	Alain D. Renaud, lead geologist, technical services, Cameco

•	Linda Bray, principal metallurgist, technical services, Cameco

Important information about mineral reserve and resource estimates

Although we have carefully prepared and verified the mineral reserve and resource figures in this document, the figures are estimates, based in part on forward-looking information.

Estimates are based on knowledge, mining experience, analysis of drilling results, the quality of available data and management’s best judgment. They are, however, imprecise by nature, may change over time, and include many variables and assumptions, including:

•	geological interpretation

•	extraction plans

•	commodity prices and currency exchange rates

•	recovery rates

•	operating and capital costs

There is no assurance that the indicated levels of uranium will be produced, and we may have to re-estimate our mineral reserves based on actual production experience. Changes in the price of uranium, production costs or recovery rates could make it unprofitable for us to operate or develop a particular site or sites for a period of time. See page 2 for information about forward-looking information.

Please see our mineral reserves and resources section of our annual information form for the specific assumptions, parameters and methods used for McArthur River, Inkai and Cigar Lake mineral reserve and resource estimates.

Important information for US investors

We present information about mineralization, mineral reserves and resources as required by National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (NI 43-101), in accordance with applicable Canadian securities laws. As a foreign private issuer filing reports with the US Securities and Exchange Commission (SEC) under the Multijurisdictional Disclosure System, we are not required to comply with the SEC’s disclosure requirements relating to mining properties. Investors in the United States should be aware that the disclosure requirements of NI 43-101 are different from those under applicable SEC rules, and the information that we present concerning mineralization, mineral reserves and resources may not be comparable to information made public by companies that comply with the SEC’s reporting and disclosure requirements for mining companies.

80  CAMECO CORPORATION

Mineral reserves

As at December 31, 2018 (100% – only the shaded column shows our share)

PROVEN AND PROBABLE

(tonnes in thousands; pounds in millions)

											OUR
											SHARE
		PROVEN			PROBABLE			TOTAL MINERAL RESERVES			RESERVES
	MINING		GRADE	CONTENT		GRADE	CONTENT		GRADE	CONTENT	CONTENT	METALLURGICAL
PROPERTY	METHOD	TONNES	% U3O8	(LBS U3O8)	TONNES	% U3O8	(LBS U3O8)	TONNES	% U3O8	(LBS U3O8)	(LBS U3O8)	RECOVERY (%)
Cigar Lake	UG	171.0	15.74	59.4	382.1	13.91	117.2	553.1	14.48	176.6	88.3	99
Key Lake	OP	61.1	0.52	0.7	—	—	—	61.1	0.52	0.7	0.6	99
McArthur River	UG	2,034.0	7.14	320.2	538.5	6.04	71.7	2,572.5	6.91	391.9	273.6	99
Inkai	ISR	205,349.0	0.04	164.3	155,529.5	0.03	97.2	360,878.5	0.03	261.6	104.6	85

Total		207,615.1	—	544.6	156,450.1	—	286.1	364,065.2	—	830.8	467.1	—

(UG	– underground, OP – open pit, ISR – in situ recovery), totals may not add up due to rounding.
Note	that the estimates in the above table:

•	Use a constant dollar average uranium price of approximately $44 (US) per pound U3O8

•	are based on exchange rates of $1.00 US=$1.25 Cdn and 298 Kazakhstan Tenge to $1.00 Cdn

Our estimate of mineral reserves and mineral resources may be positively or negatively affected by the occurrence of one or more of the material risks discussed under the heading Caution about forward-looking information beginning on page 2, as well as certain property-specific risks. See Uranium—operations starting on page 60.

Metallurgical recovery

We report mineral reserves as the quantity of contained ore supporting our mining plans, and provide an estimate of the metallurgical recovery for each uranium property. The estimate of the amount of valuable product that can be physically recovered by the metallurgical extraction process is obtained by multiplying the quantity of contained metal (content) by the planned metallurgical recovery percentage. The content and our share of uranium in the table above are before accounting for estimated metallurgical recovery.

MANAGEMENT’S DISCUSSION AND ANALYSIS  81

Mineral resources

As at December 31, 2018 (100% – only the shaded columns show our share)

MEASURED, INDICATED AND INFERRED

(tonnes in thousands; pounds in millions)

								OUR SHARE				OUR SHARE
	MEASURED RESOURCES (M)			INDICATED RESOURCES (I)					INFERRED RESOURCES
							TOTAL M+I	TOTAL M+I				INFERRED
PROPERTY	TONNES	GRADE % U3O8	CONTENT (LBS U3O8)	TONNES	GRADE % U3O8	CONTENT (LBS U3O8)	CONTENT (LBS U3O8)	CONTENT (LBS U3O8)	TONNES	GRADE % U3O8	CONTENT (LBS U3O8)	CONTENT (LBS U3O8)
Cigar Lake	14.2	11.91	3.7	307.1	14.52	98.3	102.0	51.0	180.0	5.97	23.7	11.8
Fox Lake	—	—	—	—	—	—	—	—	386.7	7.99	68.1	53.3
Kintyre	—	—	—	3,897.7	0.62	53.5	53.5	53.5	517.1	0.53	6.0	6.0
McArthur River	97.8	2.57	5.5	35.1	2.86	2.2	7.8	5.4	80.5	2.25	4.0	2.8
Millennium	—	—	—	1,442.6	2.39	75.9	75.9	53.0	412.4	3.19	29.0	20.2
Rabbit Lake	—	—	—	1,836.5	0.95	38.6	38.6	38.6	2,460.9	0.62	33.7	33.7
Tamarack	—	—	—	183.8	4.42	17.9	17.9	10.3	45.6	1.02	1.0	0.6
Yeelirrie	27,172.9	0.16	95.9	12,178.3	0.12	32.2	128.1	128.1	—	—	—	—
Crow Butte	1,607.3	0.19	6.7	939.3	0.35	7.3	13.9	13.9	531.4	0.16	1.8	1.8
Gas Hills—Peach	687.2	0.11	1.7	3,626.1	0.15	11.6	13.3	13.3	3,307.5	0.08	6.0	6.0
Inkai	36,680.9	0.03	21.3	21,132.2	0.02	10.7	32.0	12.8	116,394.6	0.03	75.0	30.0
North Butte—Brown Ranch	621.7	0.08	1.1	5,530.3	0.07	8.4	9.5	9.5	294.5	0.07	0.4	0.4
Ruby Ranch	—	—	—	2,215.3	0.08	4.1	4.1	4.1	56.2	0.14	0.2	0.2
Shirley Basin	89.2	0.16	0.3	1,638.2	0.11	4.1	4.4	4.4	508.0	0.10	1.1	1.1
Smith Ranch—Highland	3,712.4	0.10	7.9	14,372.3	0.05	17.0	24.9	24.9	6,861.0	0.05	7.7	7.7

Total	70,683.6	—	144.1	69,334.8	—	381.8	525.9	422.8	132,036.4	—	257.7	175.6

Totals	may not add up due to rounding.
Note	that mineral resources:

•	do not include amounts that have been identified as mineral reserves

•	do not have demonstrated economic viability

82  CAMECO CORPORATION

Additional information

Due to the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report. We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable.

We believe the following critical accounting estimates reflect the more significant judgments used in the preparation of our financial statements. These estimates affect all of our segments, unless otherwise noted.

Decommissioning and reclamation

In our uranium and fuel services segments, we are required to estimate the cost of decommissioning and reclamation for each operation, but we normally do not incur these costs until an asset is nearing the end of its useful life. Regulatory requirements and decommissioning methods could change during that time, making our actual costs different from our estimates. A significant change in these costs or in our mineral reserves could have a material impact on our net earnings and financial position. See note 15 to the financial statements.

Property, plant and equipment

We depreciate property, plant and equipment primarily using the unit-of-production method, where the carrying value is reduced as resources are depleted. A change in our mineral reserves would change our depreciation expenses, and such a change could have a material impact on amounts charged to earnings.

We assess the carrying values of property, plant and equipment and goodwill every year, or more often if necessary. If we determine that we cannot recover the carrying value of an asset or goodwill, we write off the unrecoverable amount against current earnings. We base our assessment of recoverability on assumptions and judgments we make about future prices, production costs, our requirements for sustaining capital and our ability to economically recover mineral reserves. A material change in any of these assumptions could have a significant impact on the potential impairment of these assets.

In performing impairment assessments of long-lived assets, assets that cannot be assessed individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Management is required to exercise judgment in identifying these cash generating units.

Taxes

When we are preparing our financial statements, we estimate taxes in each jurisdiction we operate in, taking into consideration different tax rates, non-deductible expenses, valuation of deferred tax assets, changes in tax laws and our expectations for future results.

We base our estimates of deferred income taxes on temporary differences between the assets and liabilities we report in our financial statements, and the assets and liabilities determined by the tax laws in the various countries we operate in. We record deferred income taxes in our financial statements based on our estimated future cash flows, which includes estimates of non-deductible expenses, future market conditions, production levels and intercompany sales. If these estimates are not accurate, there could be a material impact on our net earnings and financial position.

Commencement of production stage

When we determine that a mining property has reached the production stage, capitalization of development ceases, and depreciation of the mining property begins and is charged to earnings. Production is reached when management determines that the mine is able to produce at a consistent or sustainably increasing level. This determination is a matter of judgment. See note 2 to the financial statements for further information on the criteria that we used to make this assessment.

MANAGEMENT’S DISCUSSION AND ANALYSIS  83

Purchase price allocations

The purchase price related to a business combination or asset acquisition is allocated to the underlying acquired assets and liabilities based on their estimated fair values at the time of acquisition. The determination of fair value requires us to make assumptions, estimates and judgments regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities. As a result, the purchase price allocation impacts our reported assets and liabilities and future net earnings due to the impact on future depreciation and amortization expense and impairment tests.

Determination of joint control

We conduct certain operations through joint ownership interests. Judgment is required in assessing whether we have joint control over the investee, which involves determining the relevant activities of the arrangement and whether decisions around relevant activities require unanimous consent. Judgment is also required to determine whether a joint arrangement should be classified as a joint venture or joint operation. Classifying the arrangement requires us to assess our rights and obligations arising from the arrangement. Specifically, management considers the structure of the joint arrangement and whether it is structured through a separate vehicle. When structured through a separate vehicle, we also consider the rights and obligations arising from the legal form of the separate vehicle, the terms of the contractual arrangements and other facts and circumstances, when relevant. This judgment influences whether we equity account or proportionately consolidate our interest in the arrangement.

Controls and procedures

We have evaluated the effectiveness of our disclosure controls and procedures and internal control over financial reporting as of December 31, 2018, as required by the rules of the US Securities and Exchange Commission and the Canadian Securities Administrators.

Management, including our Chief Executive Officer (CEO) and our Chief Financial Officer (CFO), supervised and participated in the evaluation, and concluded that our disclosure controls and procedures are effective to provide a reasonable level of assurance that the information we are required to disclose in reports we file or submit under securities laws is recorded, processed, summarized and reported accurately, and within the time periods specified. It should be noted that, while the CEO and CFO believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the disclosure controls and procedures or internal control over financial reporting to be capable of preventing all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management, including our CEO and our CFO, is responsible for establishing and maintaining internal control over financial reporting and conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2018. We have not made any change to our internal control over financial reporting during the 2018 fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

New standards adopted

On January 1, 2018, we adopted the following new standards as issued by the International Accounting Standards Board (IASB) in accordance with the transitional provisions.

IFRS 15, Revenue from Contracts with Customers (IFRS 15) – IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. We adopted IFRS 15 using the cumulative effect method without practical expedients which does not require comparative financial statements to be restated. As the adoption of the new standard did not have a material impact on our existing revenue recognition practices, there was no cumulative effect on net earnings at January 1, 2018 that would have required restatement. The new standard did result in additional disclosures.

84  CAMECO CORPORATION

IFRS 9, Financial Instruments (IFRS 9) –IFRS 9 includes revised guidance on the classification and measurement of financial assets. While it largely retains the existing requirements in IAS 39, Financial Instruments: Recognition and Measurement for the classification and measurement of financial liabilities, it eliminates the previous categories for financial assets of held to maturity, loans and receivables and available for sale. Upon adoption, we reclassified our financial instruments as follows:

	Original classification under IAS 39	New classification under IFRS 9

Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Derivative assets	FVTPL	FVTPL
Investments in equity securities	Available for sale	FVOCI
Advances receivable from Inkai	Loans and receivables	Amortized cost
Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Dividends payable	Other financial liabilities	Amortized cost
Derivative liabilities	FVTPL	FVTPL
Long-term debt	Other financial liabilities	Amortized cost

There was no impact on the measurement of any of these instruments at the date of transition. We did not have any financial assets or liabilities previously designated as measured at FVTPL that are no longer so designated.

The new standard also includes a new expected credit loss model for calculating impairment on financial assets. This change did not have a material impact on the consolidated financial statements.

IFRS 9 also introduces new hedge accounting requirements. Since we do not apply hedge accounting, there was no impact on the consolidated financial statements.

New standards and interpretations not yet adopted

A new standard and a new interpretation are not yet effective for the year ended December 31, 2018, and have not been applied in preparing the consolidated financial statements. We do not intend to early adopt the following standard or interpretation, unless otherwise noted.

IFRS 16, Leases (IFRS 16) – In January 2016, the IASB issued IFRS 16. IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. Our assessment of the new standard included the review of contracts to identify arrangements that could contain leases that qualify for recognition under IFRS 16. This review also considered contracts containing embedded leases of right-of-use assets. Based on our assessment, which is substantially complete, we determined that we do not expect adoption of the standard to have a material impact on the financial statements, however we do expect to have additional disclosures.

IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23) – In June 2017, the IASB issued IFRIC 23. IFRIC 23 is effective for periods beginning on or after January 1, 2019 with early adoption permitted. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. We do not expect adoption of the standard to have a material impact on the financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS  85

Cameco Corporation

2018 consolidated financial statements

February 7, 2019

86  CAMECO CORPORATION

Report of management’s accountability

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgments, are consistent with other information and operating data contained in the annual financial review and reflect the corporation’s business transactions and financial position.

Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.

In addition, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and a code of conduct and ethics, which is communicated to all levels in the organization and requires all employees to maintain high standards in their conduct of the Company’s affairs. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2018.

KPMG LLP has audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

The board of directors annually appoints an audit and finance committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit and finance committee. The audit and finance committee reviews the consolidated financial statements, the report of the shareholders’ auditors, and management’s discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by Tim S. Gitzel	Original signed by Grant E. Isaac
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer
February 7, 2019	February 7, 2019

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  87

Report of independent registered public accounting firm

To the Shareholders and Board of Directors of Cameco Corporation:

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Cameco Corporation (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of earnings, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 7, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in accounting policies

As discussed in note 3A to the consolidated financial statements, the Company has changed its accounting policies for revenue recognition and financial instruments in 2018 due to the adoption of IFRS 15 – Revenue from Contracts with Customers (IFRS 15) and IFRS 9 – Financial Instruments (IFRS 9).

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Original signed by KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 1988.

Saskatoon, Canada

February 7, 2019

88  CAMECO CORPORATION

Consolidated statements of earnings

For the years ended December 31
($Cdn thousands, except per share amounts)	Note	2018	2017
Revenue from products and services	17	$2,091,661	$2,156,852
Cost of products and services sold		1,467,940	1,390,233
Depreciation and amortization		327,973	330,345

Cost of sales		1,795,913	1,720,578

Gross profit		295,748	436,274
Administration		141,552	163,095
Impairment charges	8, 9	—	358,330
Exploration		20,283	29,933
Research and development		1,757	5,660
Other operating expense	15	59,616	43
Loss on disposal of assets		2,303	6,947

Earnings (loss) from operations		70,237	(127,734)
Finance costs	19	(111,779)	(110,608)
Gain (loss) on derivatives	26	(81,081)	56,250
Finance income		22,071	5,265
Share of earnings from equity-accounted investee	11	32,321	—
Other income (expense)	20	108,160	(30,410)

Earnings (loss) before income taxes		39,929	(207,237)
Income tax recovery	21	(126,306)	(2,519)

Net earnings (loss)		$166,235	$(204,718)

Net earnings (loss) attributable to:
Equity holders		166,323	(204,942)
Non-controlling interest		(88)	224

Net earnings (loss)		$166,235	$(204,718)

Earnings (loss) per common share attributable to equity holders:
Basic	22	$0.42	$(0.52)

Diluted	22	$0.42	$(0.52)

See accompanying notes to consolidated financial statements.

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  89

Consolidated statements of comprehensive income

For the years ended December 31
($Cdn thousands)	Note	2018	2017
Net earnings (loss)		$166,235	$(204,718)
Other comprehensive income (loss), net of taxes:
Items that will not be reclassified to net earnings:
Remeasurements of defined benefit liability[1]	25	6,226	(6,216)
Equity investments at FVOCI - net change in fair value[2]		(9,728)	5,837
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		(1,875)	(44,080)
Reclassification of foreign currency translation reserve to net earnings	20	(5,450)	—

Other comprehensive loss, net of taxes		(10,827)	(44,459)

Total comprehensive income (loss)		$155,408	$(249,177)

Other comprehensive income (loss) attributable to:
Equity holders		$(10,854)	$(44,449)
Non-controlling interest		27	(10)

Other comprehensive loss for the year		$(10,827)	$(44,459)

Total comprehensive income (loss) attributable to:
Equity holders		$155,469	$(249,391)
Non-controlling interest		(61)	214

Total comprehensive income (loss) for the year		$155,408	$(249,177)

[1]	Net of tax (2018 - $(2,200); 2017 - $2,155)
[2]	Net of tax (2018 - $1,349; 2017 - $(665))

See accompanying notes to consolidated financial statements.

90  CAMECO CORPORATION

Consolidated statements of financial position

As at December 31
($Cdn thousands)	Note	2018	2017
Assets
Current assets
Cash and cash equivalents		$711,528	$591,620
Short-term investments		391,025	—
Accounts receivable	6	402,350	396,824
Current tax assets		6,996	11,408
Inventories	7	467,795	949,766
Supplies and prepaid expenses		89,206	149,872
Current portion of long-term receivables, investments and other	10	13,826	36,089

Total current assets		2,082,726	2,135,579

Property, plant and equipment	8	3,881,926	4,191,892
Goodwill and intangible assets	9	65,602	70,012
Long-term receivables, investments and other	10	751,868	520,073
Investment in equity-accounted investee	11	230,502	—
Deferred tax assets	21	1,006,012	861,171

Total non-current assets		5,935,910	5,643,148

Total assets		$8,018,636	$7,778,727

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	12	$224,754	$258,405
Current tax liabilities		19,633	20,133
Dividends payable		—	39,579
Current portion of long-term debt	13	499,599	—
Current portion of other liabilities	14	79,573	54,370
Current portion of provisions	15	52,316	38,507

Total current liabilities		875,875	410,994

Long-term debt	13	996,072	1,494,471
Other liabilities	14	142,061	126,103
Provisions	15	1,011,036	875,033
Deferred tax liabilities	21	—	12,467

Total non-current liabilities		2,149,169	2,508,074

Shareholders’ equity
Share capital		1,862,652	1,862,652
Contributed surplus		234,982	224,812
Retained earnings		2,791,321	2,650,417
Other components of equity		104,327	121,407

Total shareholders’ equity attributable to equity holders		4,993,282	4,859,288
Non-controlling interest		310	371

Total shareholders’ equity		4,993,592	4,859,659

Total liabilities and shareholders’ equity		$8,018,636	$7,778,727

Commitments and contingencies [notes 8, 15, 21]

See accompanying notes to consolidated financial statements.

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  91

Consolidated statements of changes in equity

	Attributable to equity holders
($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2018	$1,862,652	$224,812	$2,650,417	$112,341	$9,066	$4,859,288	$371	$4,859,659
Net earnings (loss)	—	—	166,323	—	—	166,323	(88)	166,235
Other comprehensive income (loss)	—	—	6,226	(7,352)	(9,728)	(10,854)	27	(10,827)

Total comprehensive income (loss)	—	—	172,549	(7,352)	(9,728)	155,469	(61)	155,408

Share-based compensation	—	14,976	—	—	—	14,976	—	14,976
Restricted and performance share units released	—	(4,806)	—	—	—	(4,806)	—	(4,806)
Dividends	—	—	(31,645)	—	—	(31,645)	—	(31,645)

Balance at December 31, 2018	$1,862,652	$234,982	$2,791,321	$104,989	$(662)	$4,993,282	$310	$4,993,592

Balance at January 1, 2017	$1,862,646	$216,213	$3,019,872	$156,411	$3,229	$5,258,371	$157	$5,258,528
Net earnings (loss)	—	—	(204,942)	—	—	(204,942)	224	(204,718)
Other comprehensive income (loss)	—	—	(6,216)	(44,070)	5,837	(44,449)	(10)	(44,459)

Total comprehensive income (loss)	—	—	(211,158)	(44,070)	5,837	(249,391)	214	(249,177)

Share-based compensation	—	13,960	—	—	—	13,960	—	13,960
Stock options exercised	6	(1)	—	—	—	5	—	5
Restricted and performance share units released	—	(5,360)	—	—	—	(5,360)	—	(5,360)
Dividends	—	—	(158,297)	—	—	(158,297)	—	(158,297)

Balance at December 31, 2017	$1,862,652	$224,812	$2,650,417	$112,341	$9,066	$4,859,288	$371	$4,859,659

See accompanying notes to consolidated financial statements.

92  CAMECO CORPORATION

Consolidated statements of cash flows

For the years ended December 31
($Cdn thousands)	Note	2018	2017
Operating activities
Net earnings (loss)		$166,235	$(204,718)
Adjustments for:
Depreciation and amortization		327,973	330,345
Deferred charges		10,683	(1,101)
Unrealized loss (gain) on derivatives		74,295	(62,569)
Share-based compensation	24	14,976	13,960
Loss on disposal of assets		2,303	6,947
Finance costs	19	111,779	110,608
Finance income		(22,071)	(5,265)
Share of earnings in equity-accounted investee	11	(32,321)	—
Impairment charges	8, 9	—	358,330
Other expense (income)	20	(100,310)	30,522
Other operating expense	15	59,616	43
Income tax recovery	21	(126,306)	(2,519)
Interest received		18,311	11,592
Income taxes paid		(20,709)	(77,182)
Other operating items	23	183,062	87,057

Net cash provided by operations		667,516	596,050

Investing activities
Additions to property, plant and equipment		(55,362)	(114,028)
Increase in short-term investments		(391,025)	—
Increase in long-term receivables, investments and other		33,508	19,023
Proceeds from sale of property, plant and equipment		1,249	1,951

Net cash used in investing		(411,630)	(93,054)

Financing activities
Interest paid		(72,976)	(69,498)
Proceeds from issuance of shares, stock option plan		—	4
Dividends paid		(71,224)	(158,297)

Net cash used in financing		(144,200)	(227,791)

Increase in cash and cash equivalents, during the year		111,686	275,205
Exchange rate changes on foreign currency cash balances		8,222	(3,863)
Cash and cash equivalents, beginning of year		591,620	320,278

Cash and cash equivalents, end of year		$711,528	$591,620

Cash and cash equivalents is comprised of:
Cash		$317,296	$190,174
Cash equivalents		394,232	401,446

Cash and cash equivalents		$711,528	$591,620

See accompanying notes to consolidated financial statements.

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  93

Notes to consolidated financial statements

For the years ended December 31, 2018 and 2017

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The consolidated financial statements as at and for the year ended December 31, 2018 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company currently has one mine operating in northern Saskatchewan, Cigar Lake, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. As of January 1, 2018, JV Inkai is accounted for on an equity basis (see note 11). Previously, JV Inkai’s results were proportionately consolidated therefore Cameco’s 2017 results reflect its proportionate share of JV Inkai’s assets, liabilities, revenues, expenses and cash flows.

It also has two operations in Northern Saskatchewan which are in care and maintenance. Rabbit Lake was placed in care and maintenance in the second quarter of 2016 while operations at McArthur River/Key Lake were suspended indefinitely in the third quarter of 2018 (see note 28 for financial statement impact). Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls about 25% of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario.

2. Significant accounting policies

A. Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issuance by the Company’s board of directors on February 7, 2019.

B. Basis of presentation

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

94  CAMECO CORPORATION

The consolidated financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)

Equity investments	Fair value through other comprehensive income (FVOCI)

Liabilities for cash-settled share-based payment arrangements	FVTPL

Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5.

This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein. These accounting policies have been applied consistently to all entities within the consolidated group.

C. Consolidation principles

i. Business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Company. The Company measures goodwill at the acquisition date as the fair value of the consideration transferred, including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in earnings. In a business combination achieved in stages, the acquisition date fair value of the Company’s previously held equity interest in the acquiree is also considered in computing goodwill.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred and equity interests issued by the Company. Consideration also includes the fair value of any contingent consideration and share-based compensation awards that are replaced mandatorily in a business combination.

The Company elects on a transaction-by-transaction basis whether to measure any non-controlling interest at fair value, or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree, at the acquisition date.

Acquisition-related costs are expensed as incurred, except for those costs related to the issue of debt or equity instruments.

ii. Subsidiaries

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are deconsolidated from the date that control ceases.

iii. Investments in equity-accounted investees

Cameco’s investments in equity-accounted investees include investments in associates.

Associates are those entities over which the Company has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity, but can also arise where the Company holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity.

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  95

Investments in associates are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for Cameco’s proportionate share of the earnings or loss and any other changes in the associates’ net assets, such as dividends. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, Cameco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

iv. Joint arrangements

A joint arrangement can take the form of a joint operation or joint venture. All joint arrangements involve a contractual arrangement that establishes joint control.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint operation may or may not be structured through a separate vehicle. These arrangements involve joint control of one or more of the assets acquired or contributed for the purpose of the joint operation. The consolidated financial statements of the Company include its share of the assets in such joint operations, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is always structured through a separate vehicle. It operates in the same way as other entities, controlling the assets of the joint venture, earning its own revenue and incurring its own liabilities and expenses. Interests in joint ventures are accounted for using the equity method of accounting, whereby the Company’s proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities are recognized on a single line in the consolidated statements of financial position and consolidated statements of earnings. The share of joint ventures results is recognized in the Company’s consolidated financial statements from the date that joint control commences until the date at which it ceases.

v. Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same manner as unrealized gains, but only to the extent that there is no evidence of impairment.

D. Foreign currency translation

Items included in the financial statements of each of Cameco’s subsidiaries, associates and joint arrangements are measured using their functional currency, which is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Canadian dollars, which is Cameco’s functional and presentation currency.

96  CAMECO CORPORATION

i. Foreign currency transactions

Foreign currency transactions are translated into the respective functional currency of the Company and its entities using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. The applicable exchange gains and losses arising on these transactions are reflected in earnings with the exception of foreign exchange gains or losses on provisions for decommissioning and reclamation activities that are in a foreign currency, which are capitalized in property, plant and equipment.

ii. Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting dates. The revenues and expenses of foreign operations are translated to Canadian dollars at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in whole, the relevant amount in the foreign currency translation account is transferred to earnings as part of the gain or loss on disposal.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of the net investment in a foreign operation, and are recognized in other comprehensive income and presented within equity in the foreign currency translation account.

E. Cash and cash equivalents

Cash and cash equivalents consists of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at the time of purchase and are classified as at amortized cost.

F. Short-term investments

Short-term investments are comprised of money market instruments with terms to maturity between three and 12 months and are classified as at amortized cost.

G. Inventories

Inventories of broken ore, uranium concentrates, and refined and converted products are measured at the lower of cost and net realizable value.

Cost includes direct materials, direct labour, operational overhead expenses and depreciation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Consumable supplies and spares are valued at the lower of cost or replacement value.

H. Property, plant and equipment

i. Buildings, plant and equipment and other

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment charges. The cost of self-constructed assets includes the cost of materials and direct labour, borrowing costs and any other costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management, including the initial estimate of the cost of dismantling and removing the items and restoring the site on which they are located.

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated separately.

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  97

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in earnings.

ii. Mineral properties and mine development costs

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred as part of assets under construction and disclosed as a component of property, plant and equipment with the intention that these will be depreciated by charges against earnings from future mining operations. No depreciation is charged against the property until the production stage commences. After a mine property has been brought into the production stage, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depreciated over the remaining life of the related assets.

The production stage is reached when a mine property is in the condition necessary for it to be capable of operating in the manner intended by management. The criteria used to assess the start date of the production stage are determined based on the nature of each mine construction project, including the complexity of a mine site. A range of factors is considered when determining whether the production stage has been reached, which includes, but is not limited to, the demonstration of sustainable production at or near the level intended (such as the demonstration of continuous throughput levels at or above a target percentage of the design capacity).

iii. Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of the asset less its residual value. Assets which are unrelated to production are depreciated according to the straight-line method based on estimated useful lives as follows:

Land	Not depreciated
Buildings	15 - 25 years
Plant and equipment	3 - 15 years
Furniture and fixtures	3 - 10 years
Other	3 - 5 years

Mining properties and certain mining and conversion assets for which the economic benefits from the asset are consumed in a pattern which is linked to the production level are depreciated according to the unit-of-production method. For conversion assets, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining assets and properties, the amount of depreciation or depletion is measured by the portion of the mines’ proven and probable mineral reserves recovered during the period.

Depreciation methods, useful lives and residual values are reviewed at each reporting period and are adjusted if appropriate.

iv. Borrowing costs

Borrowing costs on funds directly attributable to finance the acquisition, production or construction of a qualifying asset are capitalized until such time as substantially all the activities necessary to prepare the qualifying asset for its intended use are complete. A qualifying asset is one that takes a substantial period of time to prepare for its intended use. Capitalization is discontinued when the asset enters the production stage or development ceases. Where the funds used to finance a project form part of general borrowings, interest is capitalized based on the weighted average interest rate applicable to the general borrowings outstanding during the period of construction.

v. Repairs and maintenance

The cost of replacing a component of property, plant and equipment is capitalized if it is probable that future economic benefits embodied within the component will flow to the Company. The carrying amount of the replaced component is derecognized. Costs of routine maintenance and repair are charged to products and services sold.

98  CAMECO CORPORATION

I. Goodwill and intangible assets

Goodwill arising from the acquisition of subsidiaries is initially recognized at cost, measured as the excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired. At the date of acquisition, goodwill is allocated to the cash generating unit (CGU), or group of CGUs that is expected to receive the economic benefits of the business combination. Goodwill is subsequently measured at cost, less accumulated impairment losses.

Intangible assets acquired individually or as part of a group of assets are initially recognized at cost and measured subsequently at cost less accumulated amortization and impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets that have finite useful lives are amortized over their estimated remaining useful lives. Amortization methods and useful lives are reviewed at each reporting period and are adjusted if appropriate.

J. Leased assets

Leases which result in the Company receiving substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period of the lease term to produce a constant periodic rate of interest on the remaining balance of the liability.

Lease agreements that do not meet the recognition criteria of a finance lease are classified and recognized as operating leases and are not recognized in the Company’s consolidated statements of financial position. Payments made under operating leases are charged to income on a straight-line basis over the lease term.

K. Finance income and finance costs

Finance income comprises interest income on funds invested. Interest income and interest expense are recognized in earnings as they accrue, using the effective interest method. Finance costs comprise interest and fees on borrowings, unwinding of the discount on provisions and costs incurred on redemption of debentures.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are expensed in the period incurred.

L. Research and development costs

Expenditures on research are charged against earnings when incurred. Development costs are recognized as assets when the Company can demonstrate technical feasibility and that the asset will generate probable future economic benefits.

M. Impairment

i. Non-derivative financial assets

Cameco recognizes loss allowances for expected credit losses (ECLs) on financial assets measured at amortized cost, debt investments measured at FVOCI, and contract assets. It measures loss allowances at an amount equal to lifetime ECLs, except for debt securities that are determined to have low credit risk at the reporting date and other debt securities, loans advanced and bank balances for which credit risk has not increased significantly since initial recognition. For these, loss allowances are measured equal to 12-month ECLs.

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  99

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument while 12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months). The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive. ECLs are discounted at the effective interest rate of the financial asset.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information.

The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations in full, without recourse by Cameco to actions such as realizing security (if any is held).

The Company considers a debt security to have low credit risk when it is at least an A (low) DBRS or A- S&P rating.

Financial assets carried at amortized cost and debt securities at FVOCI are assessed at each reporting date to determine whether they are ‘credit-impaired’. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental effect on the estimated future cash flows of the financial asset have occurred. Evidence can include significant financial difficulty of the borrower or issuer, a breach of contract, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy or other financial reorganization, or the disappearance of an active market for a security.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to earnings and is recognized in OCI. The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

ii. Non-financial assets

The carrying amounts of Cameco’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

For impairment testing, assets are grouped together into CGUs which are the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s-length transaction between knowledgeable and willing parties. For exploration properties, fair value is based on the implied fair value of the resources in place using comparable market transaction metrics.

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An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date whenever events or changes in circumstances indicate that the impairment may have reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in earnings. An impairment loss in respect of goodwill is not reversed.

N. Exploration and evaluation expenditures

Exploration and evaluation expenditures are those expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. These expenditures include researching and analyzing existing exploration data, conducting geological studies, exploratory drilling and sampling, and compiling prefeasibility and feasibility studies. Exploration and evaluation expenditures are charged against earnings as incurred, except when there is a high degree of confidence in the viability of the project and it is probable that these costs will be recovered through future development and exploitation.

The technical feasibility and commercial viability of extracting a resource is considered to be determinable based on several factors, including the existence of proven and probable reserves and the demonstration that future economic benefits are probable. When an area is determined to be technically feasible and commercially viable, the exploration and evaluation assets attributable to that area are first tested for impairment and then transferred to property, plant and equipment.

Exploration and evaluation costs that have been acquired in a business combination or asset acquisition are capitalized under the scope of IFRS 6, Exploration for and Evaluation of Mineral Resources, and are reported as part of property, plant and equipment.

O. Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the risk-adjusted expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money. The unwinding of the discount is recognized as a finance cost.

i. Environmental restoration

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure and environmental restoration. Closure and restoration can include facility decommissioning and dismantling, removal or treatment of waste materials, as well as site and land restoration. The Company provides for the closure, reclamation and decommissioning of its operating sites in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the reporting date. Costs included in the provision comprise all closure and restoration activity expected to occur gradually over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate closure and restoration activities, such as waste material handling conducted as a normal part of a mining or production process, are not included in the provision.

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The timing of the actual closure and restoration expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Closure and restoration provisions are measured at the expected value of future cash flows, discounted to their present value using a current pre-tax risk-free rate. Significant judgments and estimates are involved in deriving the expectations of future activities and the amount and timing of the associated cash flows.

At the time a provision is initially recognized, to the extent that it is probable that future economic benefits associated with the reclamation, decommissioning and restoration expenditure will flow to the Company, the corresponding cost is capitalized as an asset. The capitalized cost of closure and restoration activities is recognized in property, plant and equipment and depreciated on a unit-of-production basis. The value of the provision is gradually increased over time as the effect of discounting unwinds. The unwinding of the discount is an expense recognized in finance costs.

Closure and rehabilitation provisions are also adjusted for changes in estimates. The provision is reviewed at each reporting date for changes to obligations, legislation or discount rates that effect change in cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in estimated cash flows or discount rates, and the adjusted cost of the asset is depreciated prospectively.

ii. Waste disposal

The refining, conversion and manufacturing processes generate certain uranium-contaminated waste. The Company has established strict procedures to ensure this waste is disposed of safely. A provision for waste disposal costs in respect of these materials is recognized when they are generated. Costs associated with the disposal, the timing of cash flows and discount rates are estimated both at initial recognition and subsequent measurement.

P. Employee future benefits

i. Pension obligations

The Company accrues its obligations under employee benefit plans. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan other than a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the consolidated statements of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually, by qualified independent actuaries using the projected unit credit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The Company recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income, and reports them in retained earnings. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized immediately in earnings.

For defined contribution plans, the contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

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ii. Other post-retirement benefit plans

The Company provides certain post-retirement health care benefits to its retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses are recognized in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

iii. Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be measured reliably.

iv. Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts an entity’s offer of benefits in exchange for termination of employment. Cameco recognizes termination benefits as an expense at the earlier of when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

v. Share-based compensation

For equity-settled plans, the grant date fair value of share-based compensation awards granted to employees is recognized as an employee benefit expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For cash-settled plans, the fair value of the amount payable to employees is recognized as an expense, with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is re-measured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as employee benefit expense in earnings.

Cameco’s contributions under the employee share ownership plan are expensed during the year of contribution. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted on January 1 of the second plan year following the date on which such shares were purchased.

Q. Revenue recognition

Cameco supplies uranium concentrates, uranium conversion services, fabrication services and other services. Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control, as described below, over a good or service to a customer. Customers do not have the right to return products.

Cameco’s sales arrangements with its customers are pursuant to enforceable contracts that indicate the nature and timing of satisfaction of performance obligations, including significant payment terms, where payment is usually due in 30 days. Each delivery is considered a separate performance obligation under the contract.

Uranium supply

In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium may be physically delivered to either the customer or to conversion facilities (Converters).

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For deliveries to customers, terms in the sales contract specify the location of delivery. Revenue is recognized when the uranium has been delivered and accepted by the customer at that location.

When uranium is delivered to Converters, the Converter will credit Cameco’s account for the volume of accepted uranium. Based on delivery terms in the sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, control has been transferred and Cameco recognizes revenue for the uranium supply.

Toll conversion services

In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to enrichment facilities (Enrichers) where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher’s account or the customer’s account at Cameco’s Port Hope conversion facility. At this point, the customer obtains control and Cameco recognizes revenue for the toll conversion services.

Conversion supply

A conversion supply arrangement is a combination of uranium supply and toll conversion services. Cameco is contractually obligated to provide converted uranium to its customers. Based on delivery terms in the sales contract, Cameco either (i) physically delivers converted uranium to the Enricher where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher’s account or a customer’s account at Cameco’s Port Hope conversion facility. At this point, the customer obtains control and Cameco recognizes revenue for both the uranium supplied and the conversion service provided.

Fabrication services

In a fabrication services arrangement, Cameco is contractually obligated to provide fuel bundles or reactor components to its customers. In a contract for fuel bundles, the bundles are inspected and accepted by the customer at Cameco’s Port Hope fabrication facility or another location based on delivery terms in the sales contract. At this point, the customer obtains control and Cameco recognizes revenue for the fabrication services.

In some contracts for reactor components, the components are made to a customer’s specification and if a contract is terminated by the customer, Cameco is entitled to reimbursement of the costs incurred to date, including a reasonable margin. Since the customer controls all of the work in progress as the products are being manufactured, revenue and associated costs are recognized over time, before the goods are delivered to the customer’s premises. Revenue is recognized on the basis of units produced as the contracts reflect a per unit basis. Revenue from these contracts represents an insignificant portion of Cameco’s total revenue. In other contracts where the reactor components are not made to a specific customer’s specification, when the components are delivered to the location specified in the contract, the customer obtains control and Cameco recognizes revenue for the services.

Other services

Uranium concentrates and converted uranium are regulated products and can only be stored at regulated facilities. In a storage arrangement, Cameco is contractually obligated to store uranium products at its facilities on behalf of the customer. Cameco invoices the customer in accordance with the contract terms and recognizes revenue on a monthly basis.

Cameco also provides customers with transportation of its uranium products. In the contractual arrangements where Cameco is acting as the principal, revenue is recognized as the product is delivered.

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R. Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another.

Trade receivables and debt securities are initially recognized when they are originated. All other financial assets and liabilities are initially recognized when the company becomes a party to the contractual provisions of the instrument. A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

i. Financial assets

On initial recognition, financial assets are classified as measured at: amortized cost, fair value through other comprehensive income, or fair value through profit or loss based on the Company’s business model for managing its financial assets and their cash flow characteristics. Classifications are not changed subsequent to initial recognition unless the Company changes its business model for managing its financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in business model.

Amortized cost

A financial asset is measured at amortized cost if it is not designated as at fair value through profit or loss, is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. Assets in this category are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss, as is any gain or loss on derecognition.

Fair value through other comprehensive income (FVOCI)

A debt investment is measured at FVOCI if it is not designated as at fair value through profit or loss, is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and its contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income (OCI). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

On initial recognition of an equity investment that is not held for trading, Cameco may irrevocably elect to present subsequent changes in the investments fair value in OCI. This election is made on an investment by investment basis. These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Fair value through profit or loss (FVTPL)

All financial assets not classified as measured at amortized cost or FVOCI are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

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Derecognition of financial assets

Cameco derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which it neither transfers or retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

If the Company enters into a transaction whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets, the transferred assets would not be derecognized.

ii. Financial liabilities

On initial recognition, financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as FVTPL if it is classified as held-for-trading, is a derivative or is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss as is any gain or loss on derecognition.

A financial liability is derecognized when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iii. Derivative financial instruments

The Company holds derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates and interest rates. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivative financial instruments are initially measured at fair value in the consolidated statements of financial position, with any directly attributable transaction costs recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes in fair value are recognized in profit or loss.

The purpose of hedging transactions is to modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a foreign operation. The Company does not have any instruments that have been designated as hedge transactions at December 31, 2018 and 2017.

S. Income tax

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in earnings except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustments to tax payable in respect of previous years. Current tax assets and liabilities are measured at the amount expected to be paid or recovered from the taxation authorities.

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Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company’s exposure to uncertain tax positions is evaluated and a provision is made where it is probable that this exposure will materialize.

T. Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a reduction of equity, net of any tax effects.

U. Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Earnings per share is calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of common shares outstanding.

Diluted earnings per share is determined by adjusting the net earnings attributable to equity holders of the Company and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares. The calculation of diluted earnings per share assumes that outstanding options which are dilutive to earnings per share are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.

V. Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other segments. To be classified as a segment, discrete financial information must be available and operating results must be regularly reviewed by the Company’s executive team.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

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3. Accounting standards

A. Changes in accounting policy

On January 1, 2018, Cameco adopted the following new standards as issued by the International Accounting Standards Board (IASB) in accordance with the transitional provisions:

i. Revenue

IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. Cameco adopted IFRS 15 using the cumulative effect method without practical expedients which does not require comparative financial statements to be restated. As the adoption of the new standard did not have a material impact on our existing revenue recognition practices, there was no cumulative effect on net earnings at January 1, 2018 that would have required restatement. The new standard did result in additional disclosures. See note 17.

ii. Financial instruments

IFRS 9 includes revised guidance on the classification and measurement of financial assets. While it largely retains the existing requirements in IAS 39, Financial Instruments: Recognition and Measurement for the classification and measurement of financial liabilities, it eliminates the previous categories for financial assets of held to maturity, loans and receivables and available for sale. Upon adoption, we reclassified our financial instruments as follows:

	Original classification under IAS 39	New classification under IFRS 9
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Derivative assets	FVTPL	FVTPL
Investments in equity securities	Available for sale	FVOCI
Advances receivable from Inkai	Loans and receivables	Amortized cost
Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Dividends payable	Other financial liabilities	Amortized cost
Derivative liabilities	FVTPL	FVTPL
Long-term debt	Other financial liabilities	Amortized cost

There was no impact on the measurement of any of these instruments at the date of transition. We did not have any financial assets or liabilities previously designated as measured at FVTPL that are no longer so designated.

The new standard also includes a new ECL model for calculating impairment on financial assets. This change did not have a material impact on the consolidated financial statements. See note 26.

IFRS 9 also introduces new hedge accounting requirements. Since Cameco does not apply hedge accounting, there was no impact on the consolidated financial statements.

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B. New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the year ended December 31, 2018 and have not been applied in preparing these consolidated financial statements. Cameco does not intend to early adopt any of the following standards or amendments to existing standards, unless otherwise noted.

i. Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. Our assessment of the new standard included the review of contracts to identify arrangements that could contain leases that qualify for recognition under IFRS 16. This review also considered contracts containing embedded leases of right-of-use assets. Based on our assessment, which is substantially complete, we determined that we do not expect adoption of the standard to have a material impact on the financial statements, however we do expect to have additional disclosures.

ii. Income tax

In June 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). IFRIC 23 is effective for periods beginning on or after January 1, 2019 with early adoption permitted. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. We do not expect adoption of the standard to have a material impact on the financial statements.

4. Determination of fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

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Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period during which the transfer occurred. There were no transfers between level 1, level 2, or level 3 during the period. Cameco does not have any recurring fair value measurements that are categorized as level 3 as of the reporting date.

Further information about the techniques and assumptions used to measure fair values is included in the following notes:

Note 8 - Property, plant and equipment

Note 9 - Goodwill and intangible assets

Note 24 - Share-based compensation plans

Note 26 - Financial instruments and risk management

5. Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected.

Information about critical judgments in applying the accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is discussed below. Further details of the nature of these judgments, estimates and assumptions may be found in the relevant notes to the consolidated financial statements.

A. Recoverability of long-lived and intangible assets

Cameco assesses the carrying values of property, plant and equipment, and intangible assets when there is an indication of possible impairment. Goodwill and intangible assets not yet available for use or with indefinite useful lives are tested for impairment annually. If it is determined that carrying values of assets or goodwill cannot be recovered, the unrecoverable amounts are charged against current earnings. Recoverability is dependent upon assumptions and judgments regarding market conditions, costs of production, sustaining capital requirements and mineral reserves. Other assumptions used in the calculation of recoverable amounts are discount rates, future cash flows and profit margins. A material change in assumptions may significantly impact the potential impairment of these assets.

B. Cash generating units

In performing impairment assessments of long-lived assets, assets that cannot be assessed individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Management is required to exercise judgment in identifying these CGUs.

C. Provisions for decommissioning and reclamation of assets

Significant decommissioning and reclamation activities are often not undertaken until near the end of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs, timing of the cash flows or mineral reserves may result in a material change in the amount charged to earnings.

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D. Income taxes

Cameco operates in a number of tax jurisdictions and is, therefore, required to estimate its income taxes in each of these tax jurisdictions in preparing its consolidated financial statements. In calculating income taxes, consideration is given to factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management’s expectations of future operating results. Cameco estimates deferred income taxes based on temporary differences between the income and losses reported in its consolidated financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effect of these temporary differences is recorded as deferred tax assets or liabilities in the consolidated financial statements. The calculation of income taxes requires the use of judgment and estimates. The determination of the recoverability of deferred tax assets is dependent on assumptions and judgments regarding future market conditions, production rates and intercompany sales. If these judgments and estimates prove to be inaccurate, future earnings may be materially impacted.

E. Mineral reserves

Depreciation on property, plant and equipment is primarily calculated using the unit-of-production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated mineral reserves. Estimates of life-of-mine and amounts of mineral reserves are updated annually and are subject to judgment and significant change over time. If actual mineral reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation charged to earnings.

F. Determination of joint control

Cameco conducts certain operations through joint ownership interests. Judgment is required in assessing whether Cameco has joint control over the investee, which involves determining the relevant activities of the arrangement and whether decisions around relevant activities require unanimous consent. Judgment is also required to determine whether a joint arrangement should be classified as a joint venture or joint operation. Classifying the arrangement requires us to assess our rights and obligations arising from the arrangement. Specifically, management considers the structure of the joint arrangement and whether it is structured through a separate vehicle and when the arrangement is structured through a separate vehicle, we also consider the rights and obligations arising from the legal form of the separate vehicle, the terms of the contractual arrangements and other facts and circumstances, when relevant. This judgment influences whether we equity account or proportionately consolidate our interest in the arrangement.

G. Gain on restructuring

The gain recorded on the restructuring of JV Inkai was calculated based on the fair value of the asset being given up. The determination of fair value requires Cameco to make assumptions, estimates and judgments, some of which are inherently subjective.

6. Accounts receivable

	2018	2017
Trade receivables	$392,865	$392,759
GST/VAT receivables	3,711	3,611
Other receivables	5,774	454

Total	$402,350	$396,824

The Company’s exposure to credit and currency risks as well as credit losses related to trade and other receivables, excluding goods and services tax (GST)/value added tax (VAT) receivables, is disclosed in note 26.

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  111

7. Inventories

	2018	2017
Uranium
Concentrate	$255,373	$820,426
Broken ore	51,545	47,083

	306,918	867,509
NUKEM	85,654	13,801
Fuel services	75,223	68,456

Total	$467,795	$949,766

Cameco expensed $1,501,000,000 of inventory as cost of sales during 2018 (2017 - $1,601,000,000). Included in cost of sales is a $29,296,000 net write-down to reflect net realizable value (2017 - $8,662,000 net write-down).

8. Property, plant and equipment

At December 31, 2018

	Land	Plant	Furniture		Exploration
	and	and	and	Under	and
	buildings	equipment	fixtures	construction	evaluation	Total
Cost
Beginning of year	$5,045,112	$2,729,635	$90,817	$154,731	$1,120,280	$9,140,575
Additions	1,944	7,274	—	45,516	628	55,362
Transfers	104,760	20,044	288	(129,436)	4,344	—
Change in reclamation provision [note 15]	132,317	—	—	—	—	132,317
Disposals	(186)	(7,355)	(4,714)	(1,663)	(414)	(14,332)
JV Inkai restructuring(a)	(245,882)	(109,748)	(6,624)	(5,739)	—	(367,993)
Effect of movements in exchange rates	51,843	15,094	316	56	(3,777)	63,532

End of year	5,089,908	2,654,944	80,083	63,465	1,121,061	9,009,461

Accumulated depreciation and impairment
Beginning of year	2,717,249	1,611,460	80,752	55,832	483,390	4,948,683
Depreciation charge	120,754	111,465	3,217	—	—	235,436
Transfers	13,036	6,333	(322)	(19,047)	—	—
Change in reclamation provision [note 15]	59,616	—	—	—	—	59,616
Disposals	(185)	(5,853)	(4,647)	—	—	(10,685)
JV Inkai restructuring(a)	(123,919)	(38,783)	(4,441)	—	—	(167,143)
Effect of movements in exchange rates	48,486	12,556	301	14	271	61,628

End of year	2,835,037	1,697,178	74,860	36,799	483,661	5,127,535

Net book value at December 31, 2018	$2,254,871	$957,766	$5,223	$26,666	$637,400	$3,881,926

112  CAMECO CORPORATION

At December 31, 2017

	Land	Plant	Furniture		Exploration
	and	and	and	Under	and
	buildings	equipment	fixtures	construction	evaluation	Total
Cost
Beginning of year	$4,979,489	$2,640,543	$95,168	$340,340	$1,120,641	$9,176,181
Additions	27,343	13,649	3,521	97,729	1,091	143,333
Transfers	104,134	106,669	(2,455)	(208,359)	11	—
Change in reclamation provision	17,541	—	—	—	—	17,541
Disposals	(4,610)	(4,803)	(4,578)	(74,482)	—	(88,473)
Pre-commercial production revenue(b)	(22,818)	(6,487)	—	—	—	(29,305)
Effect of movements in exchange rates	(55,967)	(19,936)	(839)	(497)	(1,463)	(78,702)

End of year	5,045,112	2,729,635	90,817	154,731	1,120,280	9,140,575

Accumulated depreciation and impairment
Beginning of year	2,508,212	1,460,953	80,592	80,674	390,164	4,520,595
Depreciation charge	137,853	175,811	6,490	—	—	320,154
Transfers	48,209	(35,243)	(2,451)	(10,515)	—	—
Change in reclamation provision	43	—	—	—	—	43
Disposals	(2,393)	(4,130)	(3,269)	(70,159)	—	(79,951)
Impairment charge(c)(d)	67,535	25,359	—	55,841	91,046	239,781
Effect of movements in exchange rates	(42,210)	(11,290)	(610)	(9)	2,180	(51,939)

End of year	2,717,249	1,611,460	80,752	55,832	483,390	4,948,683

Net book value at December 31, 2017	$2,327,863	$1,118,175	$10,065	$98,899	$636,890	$4,191,892

Cameco has contractual capital commitments of approximately $16,000,000 at December 31, 2018. Certain of the contractual commitments may contain cancellation clauses, however the Company discloses the commitments based on management’s intent to fulfill the contract. The majority of this amount is expected to be incurred in 2019.

(a)	Effective January 1, 2018, Cameco’s ownership interest in JV Inkai was reduced to 40% resulting in JV Inkai being accounted for on an equity basis instead of proportionate consolidation (see note 11).
(b)	During 2017, revenues of $29,305,000 from the sales of inventories before the commencement of commercial production of JV Inkai Block 3 were recorded as a reduction of the respective mining assets.
(c)

In the fourth quarter of 2017, all remaining proven and probable reserves of our US operations were reclassified to resources, indicating that the mineable remaining pounds of U3O8 no longer had demonstrated economic viability, but had reasonable prospects for economic extraction. In accordance with the provisions of IAS 36, Impairment of Assets, Cameco considered this to be an indicator that the assets of the two cash generating units in the US could potentially be impaired and accordingly, we were required to estimate the recoverable amount of these assets.

An impairment charge of $184,448,000 ($144,450,000 (USD)) was recognized as part of the uranium segment. The amount of the charge was determined as the excess of the carrying value over the recoverable amount which was based on a fair value less costs to sell model and categorized as a non-recurring level 3 fair value measurement. The recoverable amount was determined to be $133,228,000 ($106,200,000 (USD)) based on the fair value of resources in place using comparable market metrics.

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  113

(d)

Also in the fourth quarter of 2017, Cameco announced the planned temporary suspension of production at the McArthur River/Key Lake operation. Due to this announcement, the Key Lake calciner project, which is part of the uranium segment and was initially undertaken to allow for an increase in annual production, was re-evaluated. As a result, the Company wrote off $55,333,000 of assets under construction on this project.

9. Goodwill and intangible assets

A. Reconciliation of carrying amount

At December 31, 2018

			Intellectual
	Goodwill	Contracts	property	Patents	Total
Cost
Beginning of year	$111,399	$109,812	$118,819	$10,966	$350,996
Effect of movements in exchange rates	—	9,559	—	—	9,559

End of year	111,399	119,371	118,819	10,966	360,555

Accumulated amortization and impairment
Beginning of year	111,399	104,939	53,680	10,966	280,984
Amortization charge	—	1,325	3,474	—	4,799
Effect of movements in exchange rates	—	9,170	—	—	9,170

End of year	111,399	115,434	57,154	10,966	294,953

Net book value at December 31, 2018	$—	$3,937	$61,665	$—	$65,602

At December 31, 2017

			Intellectual
	Goodwill	Contracts	property	Patents	Total
Cost
Beginning of year	$118,664	$117,533	$118,819	$11,737	$366,753
Effect of movements in exchange rates	(7,265)	(7,721)	—	(771)	(15,757)

End of year	111,399	109,812	118,819	10,966	350,996

Accumulated amortization and impairment
Beginning of year	—	110,284	49,589	3,570	163,443
Amortization charge	—	2,002	4,091	630	6,723
Impairment charge	111,399	—	—	7,150	118,549
Effect of movements in exchange rates	—	(7,347)	—	(384)	(7,731)

End of year	111,399	104,939	53,680	10,966	280,984

Net book value at December 31, 2017	$—	$4,873	$65,139	$—	$70,012

114  CAMECO CORPORATION

B. Amortization

The intangible asset values relate to intellectual property acquired with Cameco Fuel Manufacturing Inc. (CFM) and purchase and sales contracts acquired with NUKEM. The CFM intellectual property is being amortized on a unit-of-production basis over its remaining life. Amortization is allocated to the cost of inventory and is recognized in cost of products and services sold as inventory is sold. The NUKEM purchase and sales contracts will be amortized to earnings over the remaining terms of the underlying contracts, which extend to 2022. Amortization of the purchase contracts is allocated to the cost of inventory and is included in cost of products and services sold as inventory is sold. Sales contracts are amortized to revenue.

Patents acquired with UFP Investments LLC (UFP) were being amortized to cost of products and services sold on a straight-line basis over their remaining life which expires in July 2029. In the fourth quarter of 2017, Cameco recorded an impairment charge of $7,150,000 on these assets due to continuing weakness in the uranium market and limited budget allocated to this project.

C. Impairment test

For the purpose of impairment testing, goodwill is attributable to NUKEM, which is considered to be a CGU.

In the third quarter of 2017, Cameco restructured its global marketing organization in response to the changing business environment. The restructuring significantly impacted the marketing activities historically performed by NUKEM. In accordance with the provisions of IAS 36, Impairment of Assets, Cameco considered this to be an indicator that the assets of the CGU could potentially be impaired and accordingly, we were required to estimate the recoverable amount of these assets.

The recoverable amount of NUKEM was estimated based on a fair value less costs to sell calculation and was concluded to be equal to the carrying value of its inventory and existing contracts. A change in the previous assumption, that there would be cash flows generated beyond a five-year period, resulted in the elimination of the terminal value. Accordingly, an impairment charge of $111,399,000 ($88,377,000 (US)) was recorded, representing the full carrying value of NUKEM goodwill.

10. Long-term receivables, investments and other

	2018	2017
Investments in equity securities [note 26](a)	$28,916	$21,417
Derivatives [note 26]	3,881	40,804
Advances receivable from JV Inkai [note 31]	124,533	58,820
Investment tax credits	95,246	92,846
Amounts receivable related to tax dispute [note 21]	303,222	303,222
Product loan(b)	176,904	—
Other	32,992	39,053

	765,694	556,162
Less current portion	(13,826)	(36,089)

Net	$751,868	$520,073

(a)

At January 1, 2018, Cameco designated the investments shown below as equity securities at FVOCI because these equity securities represent investments that the Company intends to hold for the long term for strategic purposes. In 2017, these investments were classified as available-for-sale and measured through OCI under IAS 39 (see note 3). There were no dividends recognized on any of these investments during the year.

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  115

Fair value
Dec 31/18
Investment in Denison Mines Corp.	$15,507
Investment in UEX Corporation	8,754
Investment in GoviEx	2,313
Other	2,342

$28,916

(b)

As a result of the decision to temporarily suspend production at the McArthur River mine, Cameco has entered into an agreement with its joint venture partner, Orano Canada Inc., (Orano) to provide them with up to 5,400,000 pounds of uranium concentrate through 2018. The product is deliverable in 12 equal monthly instalments of 450,000 pounds. Orano is not obligated to take delivery but must provide 30 days’ notice prior to the upcoming delivery date if they do not wish to take that delivery. Orano is obligated to repay us in kind with uranium concentrate no later than December 31, 2023. At December 31, 2018, Cameco had provided the maximum amount of 5,400,000 pounds under this agreement. The loan is recorded at Cameco’s weighted average cost of inventory.

11. Equity-accounted investee

On December 11, 2017, the Company announced that the restructuring of JV Inkai outlined in the implementation agreement dated May 27, 2016 with Kazatomprom and JV Inkai closed and would take effect January 1, 2018. As a result of the restructuring, Cameco’s ownership interest was adjusted to 40% (previously 60%) and Cameco began accounting for JV Inkai on an equity basis, prospectively, as of January 1, 2018 as it was concluded Cameco no longer has joint control over the joint venture.

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. Cameco holds a 40% interest and Kazatomprom holds a 60% interest in JV Inkai. JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers.

The following tables summarize the financial information of JV Inkai (100%) at December 31, 2018:

2018
Cash and cash equivalents	$41,717
Other current assets	160,784
Non-current assets	407,816
Current liabilities	(151,728)
Non-current liabilities	(41,746)

Net assets	$416,843

116  CAMECO CORPORATION

2018
Revenue from products and services	$203,359
Cost of products and services sold	(52,172)
Depreciation and amortization	(27,504)
Finance income	160
Finance costs	(6,251)
Other expense	(30,419)
Income tax expense	(20,860)

Net earnings	66,313

Cameco’s share	26,525
Adjustments(a)	5,796

Cameco’s share of net earnings	$32,321

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in JV Inkai:

2018
Cameco’s share of net assets, beginning of year before restructuring	$236,857
Adjustments(a)	(75,257)

Carrying amount in the statement of financial position, beginning of year before restructuring	161,600
Share of net earnings	26,525
Gain on restructuring [note 20]	43,120
Impact of foreign exchange	(6,539)
Adjustments(b)	5,796

Carrying amount in the statement of financial position at December 31, 2018	$230,502

(a)

In addition to its proportionate share of earnings from JV Inkai, Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. This amount is amortized to earnings over units of production.

(b)

Following the restructuring, in addition to the adjustments noted in (a), Cameco also amortizes the fair values assigned to assets and liabilities at the time of the restructuring over units of production.

12. Accounts payable and accrued liabilities

	2018	2017
Trade payables	$124,390	$177,040
Non-trade payables	92,183	75,784
Payables due to related parties	8,181	5,581

Total	$224,754	$258,405

The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 26.

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  117

13. Long-term debt

	2018	2017
Unsecured debentures
Series D - 5.67% debentures due September 2, 2019 [note 26]	$499,599	$499,020
Series E - 3.75% debentures due November 14, 2022	398,873	398,604
Series F - 5.09% debentures due November 14, 2042	99,286	99,271
Series G - 4.19% debentures due June 24, 2024	497,913	497,576

	1,495,671	1,494,471
Less current portion	(499,599)	—

Total	$996,072	$1,494,471

Cameco has a $1,250,000,000 unsecured revolving credit facility that is available until November 1, 2022. Upon mutual agreement, the facility can be extended for an additional year on the anniversary date. In addition to direct borrowings under the facility, up to $100,000,000 can be used for the issuance of letters of credit and, to the extent necessary, it may be used to provide liquidity support for the Company’s commercial paper program. The agreement also provides the ability to increase the revolving credit facility above $1,250,000,000 by increments no less than $50,000,000, to a total of $1,750,000,000. The facility ranks equally with all of Cameco’s other senior debt. As of December 31, 2018 and 2017, there were no amounts outstanding under this facility.

Cameco has $1,716,473,000 (2017 - $1,667,932,000) in letter of credit facilities. Outstanding and committed letters of credit at December 31, 2018 amounted to $1,572,984,000 (2017 - $1,474,155,000), the majority of which relate to future decommissioning and reclamation liabilities (note 15).

Cameco is bound by a covenant in its revolving credit facility. The covenant requires a funded debt to tangible net worth ratio equal to or less than 1:1. Non-compliance with this covenant could result in accelerated payment and termination of the revolving credit facility. At December 31, 2018, Cameco was in compliance with the covenant and does not expect its operating and investing activities in 2019 to be constrained by it.

The table below represents currently scheduled maturities of long-term debt:

2019	2020	2021	2022	2023	Thereafter	Total
$499,599	—	—	398,873	—	597,199	$1,495,671

14. Other liabilities

	2018	2017
Deferred sales [note 17]	$30,727	$29,148
Derivatives [note 26]	61,387	23,414
Accrued pension and post-retirement benefit liability [note 25]	68,255	74,804
Other	61,265	53,107

	221,634	180,473
Less: current portion	(79,573)	(54,370)

Net	$142,061	$126,103

118  CAMECO CORPORATION

15. Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$905,400	$8,140	$913,540
Changes in estimates and discount rates [note 8]
Capitalized in property, plant and equipment	72,701	—	72,701
Recognized in earnings	59,616	1,690	61,306
Change to equity accounting [note 11]	(3,049)	—	(3,049)
Provisions used during the period	(30,771)	(540)	(31,311)
Unwinding of discount [note 19]	23,511	170	23,681
Effect of movements in exchange rates	26,484	—	26,484

End of period	$1,053,892	$9,460	$1,063,352

Current	$51,171	$1,145	$52,316
Non-current	1,002,721	8,315	1,011,036

	$1,053,892	$9,460	$1,063,352

A. Reclamation provision

Cameco’s estimates of future decommissioning obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total undiscounted future decommissioning and reclamation costs for its existing operating assets to be $1,157,208,000 (2017 - $1,051,746,000). The expected timing of these outflows is based on life-of-mine plans with the majority of expenditures expected to occur after 2023. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $1,050,546,000 (2017 - $1,011,613,000) in the form of letters of credit to satisfy current regulatory requirements.

The reclamation provision relates to the following segments:

	2018	2017
Uranium	$828,781	$669,835
Fuel services	225,111	235,565

Total	$1,053,892	$905,400

B. Waste disposal

The fuel services segment consists of the Blind River refinery, Port Hope conversion facility and Cameco Fuel Manufacturing Inc.. The refining, conversion and manufacturing processes generate certain uranium contaminated waste. These include contaminated combustible material (paper, rags, gloves, etc.) and contaminated non-combustible material (metal parts, soil from excavations, building and roofing materials, spent uranium concentrate drums, etc.). These materials can in some instances be recycled or reprocessed. A provision for waste disposal costs in respect of these materials is recognized when they are generated.

Cameco estimates total undiscounted future costs related to existing waste disposal to be $9,617,000 (2017 - $8,239,000). The majority of these expenditures are expected to occur within the next six years.

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  119

16. Share capital

Authorized share capital:

•	Unlimited number of first preferred shares

•	Unlimited number of second preferred shares

•	Unlimited number of voting common shares, no stated par value, not convertible or redeemable, and

•	One Class B share

A. Common Shares

Number issued (number of shares)	2018	2017
Beginning of year	395,792,732	395,792,522
Issued:
Stock option plan [note 24]	—	210

End of year	395,792,732	395,792,732

All issued shares are fully paid. Holders of the common shares are entitled to exercise one vote per share at meetings of shareholders, are entitled to receive dividends if, as and when declared by our Board of Directors and are entitled to participate in any distribution of remaining assets following a liquidation.

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%. In addition, no more than 25% of total shareholder votes cast may be cast by non-resident shareholders.

B. Class B share

One Class B share issued during 1988 and assigned $1 of share capital entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

C. Dividends

Dividends on Cameco Corporation common shares are declared in Canadian dollars. For the year ended December 31, 2018, the dividend declared per share was $0.08 (December 31, 2017 - $0.40).

17. Revenue

Cameco’s sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following table summarizes Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to the Company’s reportable segments (note 28):

120  CAMECO CORPORATION

For the year ended December 31, 2018

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$695,678	$191,791	$69,012	$956,481
Europe	275,096	50,000	10,693	335,789
Asia	713,282	72,198	13,911	799,391

	$1,684,056	$313,989	$93,616	$2,091,661

Contract type
Fixed-price	$577,143	$293,400	$83,706	$954,249
Market-related	1,106,913	20,589	9,910	1,137,412

	$1,684,056	$313,989	$93,616	$2,091,661

For the year ended December 31, 2017

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$737,095	$209,285	$105,673	$1,052,053
Europe	318,446	52,642	101,592	472,680
Asia	518,527	50,961	62,631	632,119

	$1,574,068	$312,888	$269,896	$2,156,852

Contract type
Fixed-price	$502,437	$287,104	$252,702	$1,042,243
Market-related	1,071,631	25,784	17,194	1,114,609

	$1,574,068	$312,888	$269,896	$2,156,852

Deferred revenue

The following table provides information about contract liabilities (note 14) from contracts with customers:

	2018	2017
Beginning of year	$29,148	$29,423
Additions	25,695	31,405
Recognized in revenue	(24,025)	(31,499)
Effect of movements in exchange rates	(91)	(181)

End of year	$30,727	$29,148

Deferred revenue primarily relates to advance consideration received from customers for future conversion deliveries and fuel fabrication services as well as revenue related to the storage of uranium and converted uranium held at Cameco facilities. The revenue related to the fuel fabrication services and storage is recognized over time while the revenue related to future conversion deliveries is expected to be recognized between 2020 and 2025.

Cameco recognized $5,468,000 (2017 - $4,392,000) as a reduction of revenue during 2018 from performance obligations satisfied (or partially satisfied) in previous periods. This is due to the difference between actual pricing indices and the estimates at the time of invoicing.

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  121

Future sales commitments

Cameco’s sales portfolio consists of short and long-term sales commitments. The contracts can be executed well in advance of a delivery and include both fixed and market-related pricing. The following table summarizes the expected future revenue, by segment, related to only fixed-price contracts with remaining future deliveries as follows:

	2019	2020	2021	2022	2023	Thereafter	Total
Uranium	$277,396	$182,711	$110,353	$112,459	$107,362	$166,615	$956,896
Fuel services	240,551	215,851	236,993	199,815	139,731	714,893	1,747,834
Other	32,161	4,030	4,212	—	—	—	40,403

Total	$550,108	$402,592	$351,558	$312,274	$247,093	$881,508	$2,745,133

The sales contracts are denominated largely in US dollars and converted from US to Canadian dollars at a rate of $1.30.

The amounts in the table represent the consideration the Company will be entitled to receive when it satisfies the remaining performance obligations in the contracts. The amounts include assumptions about volumes for contracts that have volume flexibility. Cameco’s total revenue that will be earned will also include revenue from contracts with market-related pricing. The Company has elected to exclude these amounts from the table as the transaction price will not be known until the time of delivery. Contracts with an original duration of one year or less have been included in the table.

18. Employee benefit expense

The following employee benefit expenses are included in cost of products and services sold, administration, exploration, research and development and property, plant and equipment:

	2018	2017
Wages and salaries	$305,367	$331,521
Statutory and company benefits	50,477	60,334
Expenses related to defined benefit plans [note 25]	3,527	5,208
Expenses related to defined contribution plans [note 25]	13,431	15,929
Equity-settled share-based compensation [note 24]	18,821	18,433
Cash-settled share-based compensation [note 24]	3,597	134

Total	$395,220	$431,559

19. Finance costs

	2018	2017
Interest on long-term debt	$73,039	$73,211
Unwinding of discount on provisions [note 15]	23,681	22,020
Other charges	15,059	15,377

Total	$111,779	$110,608

No borrowing costs were determined to be eligible for capitalization during the year.

122  CAMECO CORPORATION

20. Other income (expense)

	2018	2017
Foreign exchange gains (losses)	$26,205	$(23,168)
Gain on restructuring of JV Inkai(a)	48,570	—
Sale of exploration interests(b)	25,027	—
Contract restructuring	6,201	—
Write-off of long-term receivables	—	(5,926)
Other	2,157	(1,316)

Total	$108,160	$(30,410)

(a)

Effective January 1, 2018, Cameco’s ownership interest in JV Inkai was reduced from 60% to 40% based on an implementation agreement with Kazatomprom. Cameco recognized a gain on the change in ownership interests of $48,570,000. Included in this gain is $5,450,000 which has been reclassified from the foreign currency translation reserve to net earnings.

(b)

In the fourth quarter of 2018, Cameco sold its interest in the Wheeler River Joint Venture to Denison Mines Corp. in exchange for 24,615,000 common shares (note 10). Cameco recorded a gain of $17,231,000 on the transaction.

21. Income taxes

A. Significant components of deferred tax assets and liabilities

	Recognized in earnings		As at December 31
	2018	2017	2018	2017
Assets
Property, plant and equipment	$119,132	$(4,325)	$245,206	$115,193
Provision for reclamation	(36,622)	(16,760)	191,189	227,785
Inventories	1,137	1,027	2,163	1,027
Foreign exploration and development	(14)	16	5,281	5,295
Income tax losses	39,289	57,203	499,180	459,885
Defined benefit plan actuarial losses	—	—	5,646	7,845
Long-term investments and other	24,169	(27,166)	57,347	31,674

Deferred tax assets	147,091	9,995	1,006,012	848,704

Liabilities
Inventories	—	(12,430)	—	—

Deferred tax liabilities	—	(12,430)	—	—

Net deferred tax asset	$147,091	$22,425	$1,006,012	$848,704

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  123

Deferred tax allocated as	2018	2017
Deferred tax assets	$1,006,012	$861,171
Deferred tax liabilities	—	(12,467)

Net deferred tax asset	$1,006,012	$848,704

Cameco has recorded a net deferred tax asset of $1,006,012,000 (December 31, 2017 - $861,171,000). The realization of this deferred tax asset is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s deferred tax assets are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

B. Movement in net deferred tax assets and liabilities

	2018	2017
Net deferred tax asset at beginning of year	$848,704	$820,048
Recovery for the year in net earnings	147,091	22,425
Recovery (expense) for the year in other comprehensive income	(851)	1,490
Change to equity accounting - JV Inkai	10,849	—
Effect of movements in exchange rates	219	4,741

End of year	$1,006,012	$848,704

C. Significant components of unrecognized deferred tax assets

	2018	2017
Income tax losses	$270,154	$259,770
Property, plant and equipment	2,344	2,076
Provision for reclamation	88,036	71,463
Long-term investments and other	72,500	68,544

Total	$433,034	$401,853

124  CAMECO CORPORATION

D. Tax rate reconciliation

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2018	2017
Earnings (loss) before income taxes and non-controlling interest	$39,929	$(207,237)
Combined federal and provincial tax rate	26.9%	26.7%

Computed income tax expense (recovery)	10,741	(55,332)
Increase (decrease) in taxes resulting from:
Difference between Canadian rates and rates applicable to subsidiaries in other countries	(78,138)	(51,526)
Change in unrecognized deferred tax assets	18,027	70,353
Share-based compensation plans	1,292	1,349
Change in tax provision related to transfer pricing	(61,000)	3,000
Non-deductible (non-taxable) capital amounts	(13,249)	3,034
Change in legislation	—	(12,199)
Non-deductible goodwill impairment	—	35,520
Change in uncertain tax positions	(3,517)	—
Other permanent differences	(462)	3,282

Income tax recovery	$(126,306)	$(2,519)

E. Earnings and income taxes by jurisdiction

	2018	2017
Earnings (loss) before income taxes
Canada	$(257,291)	$(53,521)
Foreign	297,220	(153,716)

	$39,929	$(207,237)

Current income taxes
Canada	$5,913	$5,221
Foreign	14,872	14,685

	$20,785	$19,906
Deferred income taxes (recovery)
Canada	$(149,284)	$(18,272)
Foreign	2,193	(4,153)

	$(147,091)	$(22,425)

Income tax recovery	$(126,306)	$(2,519)

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  125

F. Reassessments

Canada

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2012, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $4,900,000,000. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2011 in the amount of $371,000,000. It is uncertain whether CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and if these will require Cameco to make future remittances or provide security on receipt of the reassessments.

On September 26, the Tax Court of Canada (Tax Court) ruled in our favour in our case with the Canada Revenue Agency (CRA) for the 2003, 2005 and 2006 tax years.

The Tax Court ruled that our marketing and trading structure involving foreign subsidiaries and the related transfer pricing methodology used for certain intercompany uranium purchase and sale agreements were in full compliance with Canadian laws for the three tax years in question. While the decision applies only to the three tax years in question, we believe there is nothing in the decision that would warrant a materially different outcome for subsequent tax years. Given the ruling in our favor, and the endorsement by the Tax Court of our transfer pricing methodology, we have reversed the cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $61,000,000. We expect to recover any amounts remitted or secured as a result of the reassessments.

On October 25, 2018, CRA filed a notice of appeal with the Federal Court of Appeal. We anticipate that it will take about two years from the start of the appeal process to receive a decision from the Federal Court of Appeal.

We expect the Tax Court’s decision to be upheld on appeal. We expect any further actions regarding the tax years 2007 through 2012 will be suspended until the three years covered in the decision are finally resolved. Despite the fact that we believe there is no basis to do so, and it is not our view of the likely outcome, CRA may continue to reassess us using the methodology it used to reassess the 2003 through 2012 tax years. In that scenario, and including the $4,900,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $8,700,000,000 for the years 2003 through 2018, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $2,600,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2011. In that case, we estimate that cash taxes and transfer pricing penalties would be between $1,950,000,000 and $2,150,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. While in dispute, we would be responsible for remitting or otherwise securing 50% of the cash taxes and transfer pricing penalties (between $970,000,000 and $1,070,000,000), plus related interest and instalment penalties assessed, which would be material to Cameco.

Under Canadian federal and provincial tax rules, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions. CRA disallowed the use of any loss carry-backs to be applied to any transfer pricing adjustment, starting with the 2008 tax year. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $303,222,000 already paid as at December 31, 2018 (December 31, 2017 - $303,222,000) (note 10). In addition to the cash remitted, we have provided $478,000,000 in letters of credit to secure 50% of the cash taxes and related interest.

Management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

126  CAMECO CORPORATION

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax rules.

G. Income tax losses

At December 31, 2018, income tax losses carried forward of $2,809,926,000 (2017 - $2,609,070,000) are available to reduce taxable income. These losses expire as follows:

Date of expiry	Canada	US	Other	Total
2030	$47	$—	$—	$47
2031	—	21,909	—	21,909
2032	236,484	23,596	—	260,080
2033	299,692	40,224	—	339,916
2034	322,021	22,189	—	344,210
2035	363,569	15,439	—	379,008
2036	209,178	46,923	—	256,101
2037	143	35,147	—	35,290
2038	5,731	66,115	—	71,846
2039	—	—	—	—
2040	—	—	—	—
No expiry	—	—	1,101,519	1,101,519

	$1,436,865	$271,542	$1,101,519	$2,809,926

Included in the table above is $987,639,000 (2017 - $958,417,000) of temporary differences related to loss carry forwards where no future benefit has been recognized.

22. Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2018 was 395,792,732 (2017 - 395,792,686).

	2018	2017
Basic earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$166,323	$(204,942)
Weighted average common shares outstanding	395,793	395,793

Basic earnings (loss) per common share	$0.42	$(0.52)

Diluted earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$166,323	$(204,942)
Weighted average common shares outstanding	395,793	395,793
Dilutive effect of stock options	257	—

Weighted average common shares outstanding, assuming dilution	396,050	395,793

Diluted earnings (loss) per common share	$0.42	$(0.52)

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  127

23. Supplemental cash flow information

Other operating items included in the statements of cash flows are as follows:

	2018	2017
Changes in non-cash working capital:
Accounts receivable	$(44,353)	$(174,613)
Inventories	241,496	299,980
Supplies and prepaid expenses	52,192	15,436
Accounts payable and accrued liabilities	(39,616)	(64,689)
Reclamation payments	(31,311)	(14,334)
Other	4,654	25,277

Total	$183,062	$87,057

The changes in liabilities arising from financing activities were as follows:

	Long-term	Interest	Dividends	Share
	debt(a)	payable	payable	capital	Total
Balance at January 1, 2018	$1,494,471	$14,970	$39,579	$1,862,652	$3,411,672
Changes from financing cash flows:
Dividends paid	—	—	(71,224)	—	(71,224)
Interest paid	—	(72,976)	—	—	(72,976)

Total cash changes	—	(72,976)	(71,224)	—	(144,200)

Non-cash changes:
Amorization of issue costs	1,200	—	—	—	1,200
Dividends declared	—	—	31,645	—	31,645
Interest expense	—	71,839	—	—	71,839
Foreign exchange	—	(294)	—	—	(294)

Total non-cash changes	1,200	71,545	31,645	—	104,390

Balance at December 31, 2018	$1,495,671	$13,539	$—	$1,862,652	$3,371,862

(a)	Includes current portion of long-term debt

24. Share-based compensation plans

The Company has the following equity-settled plans:

A. Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,870,289 shares have been issued.

128  CAMECO CORPORATION

Stock option transactions for the respective years were as follows:

(Number of options)	2018	2017
Beginning of year	8,324,666	8,020,311
Options granted	1,473,430	1,373,040
Options forfeited	(315,340)	(564,423)
Options expired	(661,951)	(504,052)
Options exercised [note 16]	—	(210)

End of year	8,820,805	8,324,666

Exercisable	6,007,557	5,809,077

Weighted average exercise prices were as follows:

	2018	2017
Beginning of year	$22.19	$23.61
Options granted	11.32	14.70
Options forfeited	25.43	26.49
Options expired	28.90	19.50
Options exercised	—	19.37

End of year	$19.75	$22.19

Exercisable	$22.83	$24.95

Total options outstanding and exercisable at December 31, 2018 were as follows:

		Options outstanding		Options exercisable
Option price per share	Number	Weighted average remaining life	Weighted average exercisable price	Number	Weighted average exercisable price
$11.32 - 17.84	4,119,810	5.8	$14.01	1,306,562	$15.79
$17.85 - 39.53	4,700,995	2	$24.79	4,700,995	$24.79

	8,820,805			6,007,557

The foregoing options have expiry dates ranging from February 28, 2019 to February 28, 2026.

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  129

B. Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of December 31, 2018, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 1,343,971 (2017 - 1,070,997).

C. Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. As of December 31, 2018, the total number of RSUs held by the participants was 456,704, (2017 - 463,151).

D. Employee share ownership plan

Cameco also has an employee share ownership plan, whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed during the year of contribution. Under the plan, employees have the opportunity to participate in the program to a maximum of 6% of eligible earnings each year with Cameco matching the first 3% of employee-paid shares by 50%. Cameco contributes $1,000 of shares annually to each employee that is enrolled in the plan. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted 12 months from the date on which such shares were purchased. At December 31, 2018, there were 2,317 participants in the plan (2017 - 2,979). The total number of shares purchased in 2018 with Company contributions was 304,147 (2017 - 370,381). In 2018, the Company’s contributions totaled $3,845,000 (2017 - $4,473,000).

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the year, the Company recognized the following expenses under these plans:

	2018	2017
Stock option plan	$4,744	$4,941
Performance share unit plan	7,690	6,186
Restricted share unit plan	2,542	2,833
Employee share ownership plan	3,845	4,473

Total	$18,821	$18,433

130  CAMECO CORPORATION

Fair value measurement of equity-settled plans

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of options granted under the stock option plan was measured based on the Black-Scholes option-pricing model. The fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	Stock option plan	PSU	RSU
Number of options granted	1,473,430	602,530	377,021
Average strike price	$11.32	—	$11.46
Expected dividend	$0.08	—	—
Expected volatility	35%	37%	—
Risk-free interest rate	2.0%	1.9%	—
Expected life of option	4.8 years	3 years	—
Expected forfeitures	7%	9%	13%
Weighted average grant date fair values	$3.48	$11.43	$11.46

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices and operating targets have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

The Company has the following cash-settled plans:

A. Deferred share unit (DSU)

Cameco offers a DSU plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. 60% of each director’s annual retainer is paid in DSUs. In addition, on an annual basis, directors can elect to receive 25%, 50%, 75% or 100% of the remaining 40% of their annual retainer and any additional fees in the form of DSUs. If a director meets their ownership requirements, the director may elect to take 25%, 50%, 75% or 100% of their annual retainer and any fees in cash, with the balance, if any, to be paid in DSUs. Each DSU fully vests upon award. Dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2018, the total number of DSUs held by participating directors was 528,483 (2017 - 452,981).

B. Phantom stock option

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2018, the number of options held by participating employees was 353,580 (2017 - 391,714) with exercise prices ranging from $11.32 to $39.53 per share (2017 - $14.70. to $39.53) and a weighted average exercise price of $17.74 (2017 - $22.13).

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  131

Cameco has recognized the following expenses (recoveries) under its cash-settled plans:

	2018	2017
Deferred share unit plan	$2,922	$(42)
Phantom stock option plan	675	176

Total	$3,597	$134

At December 31, 2018, a liability of $9,352,000 (2017 - $5,771,000) was included in the consolidated statements of financial position to recognize accrued but unpaid expenses for cash-settled plans.

Fair value measurement of cash-settled plans

The fair value of the phantom stock option plan was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values of the phantom stock option plan at the grant and reporting dates were as follows:

	Grant date March 1, 2018	Reporting date December 31, 2018
Number of units	101,895	353,580
Average strike price	$11.32	$17.74
Expected dividend	$0.08	$0.08
Expected volatility	35%	37%
Risk-free interest rate	1.9%	1.9%
Expected life of option	4.5 years	3.7 years
Expected forfeitures	7%	8%
Weighted average measurement date fair values	$3.68	$4.21

25. Pension and other post-retirement benefits

Cameco maintains both defined benefit and defined contribution plans providing pension benefits to substantially all of its employees. All regular and temporary employees participate in a registered defined contribution plan. This plan is registered under the Pension Benefits Standard Act, 1985. In addition, all Canadian-based executives participate in a non-registered supplemental executive pension plan which is a defined benefit plan.

Under the supplemental executive pension plan (SEPP), Cameco provides a lump sum benefit equal to the present value of a lifetime pension benefit based on the executive’s length of service and final average earnings. The plan provides for unreduced benefits to be paid at the normal retirement age of 65, however unreduced benefits could be paid if the executive was at least 60 years of age and had 20 years of service at retirement. This program provides for a benefit determined by a formula based on earnings and service, reduced by the benefits payable under the registered base plan. Security is provided for the SEPP benefits through a letter of credit held by the plan’s trustee. The face amount of the letter of credit is determined each year based on the wind-up liabilities of the supplemental plan, less any plan assets currently held with the trustee. A valuation is required annually to determine the letter of credit amount. Benefits will continue to be paid from plan assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

Cameco also maintains non-pension post-retirement plans (“other benefit plans”) which are defined benefit plans that cover such benefits as group life insurance and supplemental health and dental coverage to eligible employees and their dependents. The costs related to these plans are charged to earnings in the period during which the employment services are rendered. These plans are funded by Cameco as benefit claims are made.

132  CAMECO CORPORATION

The board of directors of Cameco has final responsibility and accountability for the Cameco retirement programs. The board is ultimately responsible for managing the programs to comply with applicable legislation, providing oversight over the general functions and setting certain policies.

Cameco expects to pay $1,044,000 in contributions and letter of credit fees to its defined benefit plans in 2019.

The post-retirement plans expose Cameco to actuarial risks, such as longevity risk, market risk, interest rate risk, liquidity risk and foreign currency risk. The other benefit plans expose Cameco to risks of higher supplemental health and dental utilization than expected. However, the other benefit plans have limits on Cameco’s annual benefits payable.

The effective date of the most recent valuation for funding purposes on the registered defined benefit pension plans is January 1, 2018. The next planned effective date for valuations is January 1, 2021.

Cameco has more than one defined benefit plan and has generally provided aggregated disclosures in respect of these plans, on the basis that these plans are not exposed to materially different risks. Information relating to Cameco’s defined benefit plans is shown in the following table:

	Pension benefit plans		Other benefit plans
	2018	2017	2018	2017
Fair value of plan assets, beginning of year	$8,061	$8,652	$—	$—
Interest income on plan assets	259	320	—	—
Return on assets excluding interest income	(292)	(2)	—	—
Employer contributions	61	—	—	—
Benefits paid	(910)	(907)	—	—
Administrative costs paid	(2)	(2)	—	—

Fair value of plan assets, end of year	$7,177	$8,061	$—	$—

Defined benefit obligation, beginning of year	$55,972	$54,930	$26,893	$23,421
Current service cost	1,670	1,544	1,429	1,227
Interest cost	1,668	1,810	946	945
Actuarial loss (gain) arising from:
- demographic assumptions	—	—	(192)	—
- financial assumptions	(3,776)	3,840	(1,887)	2,076
- experience adjustment	56	2,403	(2,919)	50
Past service cost	—	—	(1,929)	—
Benefits paid	(2,028)	(9,095)	(1,180)	(826)
Foreign exchange	709	540	—	—

Defined benefit obligation, end of year	$54,271	$55,972	$21,161	$26,893

Defined benefit liability [note 14]	$(47,094)	$(47,911)	$(21,161)	$(26,893)

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  133

The percentages of the total fair value of assets in the pension plans for each asset category at December 31 were as follows:

	Pension benefit plans
	2018	2017
Asset category(a)
Canadian equity securities	9%	8%
Global equity securities	21%	16%
Canadian fixed income	29%	27%
Other(b)	41%	49%

Total	100%	100%

(a)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2018 and 2017 respectively.
(b)

Relates to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.

The following represents the components of net pension and other benefit expense included primarily as part of administration:

	Pension benefit plans		Other benefit plans
	2018	2017	2018	2017
Current service cost	$1,670	$1,544	$1,429	$1,227
Net interest cost	1,409	1,490	946	945
Past service cost	—	—	(1,929)	—
Administration cost	2	2	—	—

Defined benefit expense [note 18]	3,081	3,036	446	2,172
Defined contribution pension expense [note 18]	13,431	15,929	—	—

Net pension and other benefit expense	$16,512	$18,965	$446	$2,172

The total amount of actuarial losses (gains) recognized in other comprehensive income is:

	Pension benefit plans		Other benefit plans
	2018	2017	2018	2017
Actuarial loss (gain)	$(3,720)	$6,243	$(4,998)	$2,126
Return on plan assets excluding interest income	292	2	—	—

	$(3,428)	$6,245	$(4,998)	$2,126

134  CAMECO CORPORATION

The assumptions used to determine the Company’s defined benefit obligation and net pension and other benefit expense were as follows at December 31 (expressed as weighted averages):

	Pension benefit plans		Other benefit plans
	2018	2017	2018	2017
Discount rate - obligation	3.7%	3.4%	3.9%	3.4%
Discount rate - expense	3.4%	3.9%	3.4%	3.9%
Rate of compensation increase	3.0%	3.0%	—	—
Initial health care cost trend rate	—	—	6.0%	7.0%
Cost trend rate declines to	—	—	5.0%	5.0%
Year the rate reaches its final level	—	—	2022	2021
Dental care cost trend rate	—	—	5.0%	5.0%

At December 31, 2018, the weighted average duration of the defined benefit obligation for the pension plans was 19.4 years (2017—20.3 years) and for the other benefit plans was 14.3 years (2017 - 15.7 years).

A 1% change at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the following:

	Pension benefit plans		Other benefit plans
	Increase	Decrease	Increase	Decrease
Discount rate	$(6,548)	$8,475	$(2,784)	$3,503
Rate of compensation increase	2,481	(2,281)	n/a	n/a

A 1% change in any of the other assumptions would not have a significant impact on the defined benefit obligation.

The methods and assumptions used in preparing the sensitivity analyses are the same as the methods and assumptions used in determining the financial position of Cameco’s plans as at December 31, 2018. The sensitivity analyses are determined by varying the sensitivity assumption and leaving all other assumptions unchanged. Therefore, the sensitivity analyses do not recognize any interdependence in the assumptions. The methods and assumptions used in determining the above sensitivity are consistent with the methods and assumptions used in the previous year.

In addition, an increase of one year in the expected lifetime of plan participants in the pension benefit plans would increase the defined benefit obligation by $1,245,000.

To measure the longevity risk for these plans, the mortality rates were reduced such that the average life expectancy for all members increased by one year. The reduced mortality rates were subsequently used to re-measure the defined benefit obligation of the entire plan.

26. Financial instruments and related risk management

Cameco is exposed in varying degrees to a variety of risks from its use of financial instruments. Management and the board of directors, both separately and together, discuss the principal risks of our businesses. The board sets policies for the implementation of systems to manage, monitor and mitigate identifiable risks. Cameco’s risk management objective in relation to these instruments is to protect and minimize volatility in cash flow. The types of risks Cameco is exposed to, the source of risk exposure and how each is managed is outlined below.

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  135

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, foreign currency exchange rates and interest rates, will affect the Company’s earnings or the fair value of its financial instruments. Cameco engages in various business activities which expose the Company to market risk. As part of its overall risk management strategy, Cameco uses derivatives to manage some of its exposures to market risk that result from these activities.

Derivative instruments may include financial and physical forward contracts. Such contracts may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. Market risks are monitored regularly against defined risk limits and tolerances.

Cameco’s actual exposure to these market risks is constantly changing as the Company’s portfolios of foreign currency, interest rate and commodity contracts change.

The types of market risk exposure and the way in which such exposure is managed are as follows:

A. Commodity price risk

As a significant producer and supplier of uranium and nuclear fuel processing services, Cameco bears significant exposure to changes in prices for these products. A substantial change in prices will affect the Company’s net earnings and operating cash flows. Prices for Cameco’s products are volatile and are influenced by numerous factors beyond the Company’s control, such as supply and demand fundamentals and geopolitical events.

Cameco’s sales contracting strategy focuses on reducing the volatility in future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. To mitigate the risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from pricing volatility.

Cameco is exposed to commodity price risk through its use of a uranium contract derivative. As of the reporting date, a 30% decrease in the price of uranium based on the Numerco forward uranium price curve, would result in a loss on this derivative of $3,103,000 ($2,404,000 (US)). A 30% increase would have an equal but opposite impact.

B. Foreign exchange risk

The relationship between the Canadian and US dollar affects financial results of the uranium business as well as the fuel services business. Sales of uranium product, conversion and fuel manufacturing services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars.

Cameco attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. To mitigate risks associated with foreign currency, Cameco enters into forward sales and option contracts to establish a price for future delivery of the foreign currency. These foreign currency contracts are not designated as hedges and are recorded at fair value with changes in fair value recognized in earnings. Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and conversion services, is denominated in US dollars.

136  CAMECO CORPORATION

Cameco holds a number of financial instruments denominated in foreign currencies that expose the Company to foreign exchange risk. Cameco measures its exposure to foreign exchange risk on financial instruments as the change in carrying values that would occur as a result of reasonably possible changes in foreign exchange rates, holding all other variables constant. As of the reporting date, the Company has determined its pre-tax exposure to foreign currency exchange risk on financial instruments to be as follows based on a 5% weakening of the Canadian dollar:

		Carrying value
	Currency	(Cdn)	Gain (loss)
Cash and cash equivalents	USD	$105,463	$5,273
Accounts receivable	USD	358,904	17,945
Long-term receivables, investments and other	USD	124,533	6,227
Accounts payable and accrued liabilities	USD	(45,474)	(2,274)
Net foreign currency derivatives	USD	(52,665)	(48,923)

A 5% strengthening of the Canadian dollar against the currencies above at December 31, 2018 would have had an equal but opposite effect on the amounts shown above, assuming all other variables remained constant.

C. Interest rate risk

The Company has a strategy of minimizing its exposure to interest rate risk by maintaining target levels of fixed and variable rate borrowings. The proportions of outstanding debt carrying fixed and variable interest rates are reviewed by senior management to ensure that these levels are within approved policy limits. At December 31, 2018, the proportion of Cameco’s outstanding debt that carries fixed interest rates is 67% (2017 - 80%).

Cameco is exposed to interest rate risk through its interest rate swap contracts whereby fixed rate payments on a notional amount of $350,000,000 of the Series D senior unsecured debentures and $150,000,000 of the Series E senior unsecured debentures were swapped for variable rate payments. The Series D swaps terminate on September 2, 2019. Under the terms of the swaps, Cameco makes interest payments based on the three-month Canada Dealer Offered Rate plus an average margin of 3.6% and receives fixed interest payments of 5.67%. The Series E swaps terminate on November 14, 2022. Under the terms of the swaps, Cameco makes interest payments based on the three-month Canada Dealer Offered Rate plus an average margin of 1.2% and receives fixed interest payments of 3.75%. At December 31, 2018, the fair value of Cameco’s interest rate swap net asset was $856,000 (2017 - net liability of $150,000).

Cameco is also exposed to interest rate risk on its loan facility with Inkai due to the variable nature of the interest rate contained in the terms therein (note 31).

Cameco measures its exposure to interest rate risk as the change in cash flows that would occur as a result of reasonably possible changes in interest rates, holding all other variables constant. As of the reporting date, the Company has determined the impact on earnings of a 1% increase in interest rate on variable rate financial instruments to be as follows:

Gain (loss)
Interest rate contracts	$(4,173)
Advances receivable from JV Inkai	1,179

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  137

Counterparty credit risk

Counterparty credit risk is associated with the ability of counterparties to satisfy their contractual obligations to Cameco, including both payment and performance. The maximum exposure to credit risk, as represented by the carrying amount of the financial assets, at December 31 was:

	2018	2017
Cash and cash equivalents	$711,528	$591,620
Short-term investments	391,025	—
Accounts receivable [note 6]	398,639	393,213
Advances receivable from JV Inkai [note 31]	124,533	58,820
Derivative assets [note 10]	3,881	40,804

Cash and cash equivalents

Cameco held cash and cash equivalents of $712,000,000 at December 31, 2018 (2017 - $592,000,000). Cameco mitigates its credit risk by ensuring that balances are held with counterparties with high credit ratings. The Company monitors the credit rating of its counterparties on a monthly basis and has controls in place to ensure prescribed exposure limits with each counterparty are adhered to.

Impairment on cash and cash equivalents has been measured on a 12-month ECL basis and reflects the short maturities of the exposures. The Company considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. Cameco has assessed its counterparty credit risk on cash and cash equivalents by applying historic global default rates to outstanding cash balances based on S&P rating. The conclusion of this assessment is that the loss allowance is insignificant.

Short-term investments

Cameco held short-term investments of $391,000,000 at December 31, 2018 (2017 - $nil). The Company mitigates its credit risk by requiring that the issuer/guarantor of the investment have a minimum short-term credit rating and/or a long-term debt rating at the time of purchase, according to the investment credit ratings as issued by DBRS or S&P, or the equivalent of the DBRS or S&P rating at another reputable rating agency.

In addition to the credit-rating requirement, Cameco also mitigates risk by prescribing limits by counterparty and types of investment products.

Cameco has assessed its counterparty credit risk related to short-term investments by applying historic default rates to outstanding investment balances based on S&P rating. The conclusion of this assessment is that the loss allowance is insignificant.

Accounts receivable

Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the Company to the risk of non-payment. Cameco manages the risk of non-payment by monitoring the credit-worthiness of its customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.

138  CAMECO CORPORATION

A summary of the Company’s exposure to credit risk for trade receivables is as follows:

Carrying
value
Investment grade credit rating	$327,682
Non-investment grade credit rating	65,183

Total gross carrying amount	$392,865
Loss allowance	—

Net	$392,865

At December 31, 2018, there were no significant concentrations of credit risk and no amounts were held as collateral. Historically, Cameco has experienced minimal customer defaults and, as a result, considers the credit quality of its accounts receivable to be high.

Cameco uses customer credit rating data, historic default rates and aged receivable analysis to measure the ECLs of trade receivables from corporate customers, which comprise a small number of large balances. Since the Company has not experienced customer defaults in the past, applying historic default rates in calculating ECLs, as well as considering forward-looking information, resulted in an insignificant allowance for losses.

The following table provides information about Cameco’s aged trade receivables as at December 31, 2018:

	Corporate	Other
	customers	customers	Total
Current (not past due)	$389,012	$1,269	390,281
1-30 days past due	273	1,833	2,106
More than 30 days past due	96	382	478

Total	$389,381	$3,484	392,865

Cameco had programs for sales without recourse of trade accounts receivable to financial institutions. Through these programs, the Company surrendered the control, risks and benefits associated with the accounts receivable sold. The amount of receivables sold was recorded as a sale of financial assets and the balances were removed from the consolidated statement of financial position at the time of sale. These programs were terminated in 2018 and as such, the total amount of receivables sold under these programs and derecognized in accordance with IFRS 9 during 2018 was nil (2017 - $120,470,000 ($92,805,000 (USD))).

Advances receivable from JV Inkai

Impairment on Cameco’s unsecured shareholder loan to JV Inkai (note 31) was measured by applying the general approach of IFRS 9. In doing so, Cameco determined that the credit risk on the loan had not increased significantly since initial recognition based on a low risk of default and the borrower’s strong capacity to meet its contractual cash flow obligations in the near term. It was also concluded that adverse changes in economic and business conditions may, but will not necessarily, reduce the ability of the borrower to fulfill its contractual cash flow obligations. As a result, the loan was classified as stage one and the 12-month expected credit losses were analyzed. The Company concluded that the likelihood of a default event occurring in the next 12 months was very low and no allowance for ECLs was recorded.

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  139

Liquidity risk

Financial liquidity represents Cameco’s ability to fund future operating activities and investments. Cameco ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements.

The table below outlines the Company’s available debt facilities at December 31, 2018:

		Outstanding and
	Total amount	committed	Amount available
Unsecured revolving credit facility	$1,250,000	$—	$1,250,000
Letter of credit facilities	1,716,473	1,572,984	143,489

The tables below present a maturity analysis of Cameco’s financial liabilities, including principal and interest, based on the expected cash flows from the reporting date to the contractual maturity date:

			Due in
	Carrying	Contractual	less than	Due in 1-3	Due in 3-5	Due after 5
	amount	cash flows	1 year	years	years	years
Accounts payable and accrued liabilities	$224,754	$224,754	$224,754	$—	$—	$—
Long-term debt	1,495,671	1,500,000	500,000	—	400,000	600,000
Foreign currency contracts	54,866	54,866	29,013	25,853	—	—
Other derivative liabilities	6,521	6,521	6,521	—	—	—

Total contractual repayments	$1,781,812	$1,786,141	$760,288	$25,853	$400,000	$600,000

			Due in less than	Due in 1-3	Due in 3-5	Due after 5
		Total	1 year	years	years	years
Total interest payments on long-term debt		$336,210	$69,390	$82,080	$67,080	$117,660

Measurement of fair values

A. Accounting classifications and fair values

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

140  CAMECO CORPORATION

At December 31, 2018

	FVTPL	Amortized cost	FVOCI - designated	Total
Financial assets
Cash and cash equivalents	$—	$711,528	$—	$711,528
Short-term investments	—	391,025	—	391,025
Accounts receivable [note 6]	—	402,350	—	402,350
Derivative assets [note 10]
Foreign currency contracts	2,201	—	—	2,201
Interest rate contracts	1,680	—	—	1,680
Investments in equity securities [note 10]	—	—	28,916	28,916
Advances receivable from Inkai [note 31]	—	124,533	—	124,533

	$3,881	$1,629,436	$28,916	$1,662,233

Financial liabilities
Accounts payable and accrued liabilities [note 12]	$—	$224,754	$—	$224,754
Current portion of long-term debt [note 13]	—	499,599	—	499,599
Derivative liabilities [note 14]
Foreign currency contracts	54,866	—	—	54,866
Interest rate contracts	823	—	—	823
Uranium contracts	5,698	—	—	5,698
Long-term debt [note 13]	—	996,072	—	996,072

	61,387	1,720,425	—	1,781,812

Net	$(57,506)	$(90,989)	$28,916	$(119,579)

At December 31, 2017

	FVTPL	Loans and receivables	Available for sale	Other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$591,620	$—	$—	$591,620
Accounts receivable [note 6]	—	396,824	—	—	396,824
Derivative assets [note 10]
Foreign currency contracts	39,984	—	—	—	39,984
Interest rate contracts	820	—	—	—	820
Investments in equity securities [note 10]	—	—	21,417	—	21,417
Advances receivable from Inkai [note 31]	—	58,820	—	—	58,820

	$40,804	$1,047,264	$21,417	$—	$1,109,485

Financial liabilities
Accounts payable and accrued liabilities [note 12]	$—	$—	$—	$258,405	$258,405
Dividends payable	—	—	—	39,579	39,579
Derivative liabilities [note 14]
Foreign currency contracts	5,624	—	—	—	5,624
Interest rate contracts	970	—	—	—	970
Uranium contracts	16,820	—	—	—	16,820
Long-term debt [note 13]	—	—	—	1,494,471	1,494,471

	23,414	—	—	1,792,455	1,815,869

Net	$17,390	$1,047,264	$21,417	$(1,792,455)	$(706,384)

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  141

Cameco has pledged $191,188,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective July 1, 2018. Cameco retains full access to this cash.

The investments in equity securities represent investments that Cameco intends to hold for the long-term for strategic purposes. As permitted by IFRS 9, these investments have been designated at the date of initial application as measured at FVOCI. The accumulated fair value reserve related to these investments will never be reclassified to profit or loss.

Cameco has not irrevocably designated a financial asset that would otherwise meet the requirements to be measured at amortized cost at FVOCI or FVTPL to eliminate or significantly reduce an accounting mismatch that would otherwise arise.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments, including their levels in the fair value hierarchy:

As at December 31, 2018

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 10]
Foreign currency contracts	$2,201	$—	$2,201	$2,201
Interest rate contracts	1,680	—	1,680	1,680
Investments in equity securities [note 10]	28,916	28,916	—	28,916
Current portion of long-term debt [note 13]	(499,599)	—	(511,210)	(511,210)
Derivative liabilities [note 14]
Foreign currency contracts	(54,866)	—	(54,866)	(54,866)
Interest rate contracts	(823)	—	(823)	(823)
Uranium contracts	(5,698)	—	(5,698)	(5,698)
Long-term debt [note 13]	(996,072)	—	(1,111,782)	(1,111,782)

Net	$(1,524,261)	$28,916	$(1,680,498)	$(1,651,582)

142  CAMECO CORPORATION

As at December 31, 2017

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 10]
Foreign currency contracts	$39,984	$—	$39,984	$39,984
Interest rate contracts	820	—	820	820
Investments in equity securities [note 10]	21,417	21,417	—	21,417
Derivative liabilities [note 14]
Foreign currency contracts	(5,624)	—	(5,624)	(5,624)
Interest rate contracts	(970)	—	(970)	(970)
Uranium contracts	(16,820)	—	(16,820)	(16,820)
Long-term debt [note 13]	(1,494,471)	—	(1,652,230)	(1,652,230)

Net	$(1,455,664)	$21,417	$(1,634,840)	$(1,613,423)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

B. Financial instruments measured at fair value

Cameco measures its derivative financial instruments, material investments in equity securities, current portion of long-term debt and long-term debt at fair value. Investments in publicly held equity securities are classified as a recurring level 1 fair value measurement while derivative financial instruments and long-term debt are classified as a recurring level 2 fair value measurement.

The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date. The fair value of Cameco’s current portion of long-term debt is determined using a quoted market yield of 1.7% as of the reporting date. The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 1.9% to 2.2.% (2017 - 1.6% to 2.3%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Uranium contract derivatives consist of written options and price swaps. The fair value of uranium options is measured based on the Black Scholes option-pricing model. The fair value of uranium price swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed purchases or sales under contracted prices, and floating purchases or sales based on Numerco forward uranium price curves.

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  143

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	2018	2017
Non-hedge derivatives:
Foreign currency contracts	$(52,665)	$34,360
Interest rate contracts	857	(150)
Uranium contracts	(5,698)	(16,820)

Net	$(57,506)	$17,390

Classification:
Current portion of long-term receivables, investments and other [note 10]	$1,028	$25,948
Long-term receivables, investments and other [note 10]	2,853	14,856
Current portion of other liabilities [note 14]	(35,534)	(11,249)
Other liabilities [note 14]	(25,853)	(12,165)

Net	$(57,506)	$17,390

The following table summarizes the different components of the gains (losses) on derivatives included in net earnings:

	2018	2017
Non-hedge derivatives:
Foreign currency contracts	$(85,967)	$58,983
Interest rate contracts	2,032	(4,014)
Uranium contracts	2,854	1,281

Net	$(81,081)	$56,250

27. Capital management

Cameco’s management considers its capital structure to consist of bank overdrafts, long-term debt, short-term debt (net of cash and cash equivalents and short-term investments), non-controlling interest and shareholders’ equity.

Cameco’s capital structure reflects its strategy and the environment in which it operates. Delivering returns to long-term shareholders is a top priority. The Company’s objective is to maximize cash flow while maintaining its investment grade rating through close capital management of our balance sheet metrics. Capital resources are managed to allow it to support achievement of its goals while managing financial risks such as the continued weakness in the market, litigation risk and refinancing risk. The overall objectives for managing capital in 2018 reflect the environment that the Company is operating in, similar to the prior comparative period.

144  CAMECO CORPORATION

The capital structure at December 31 was as follows:

	2018	2017
Current portion of long-term debt [note 13]	$499,599	$—
Long-term debt [note 13]	996,072	1,494,471
Cash and cash equivalents	(711,528)	(591,620)
Short-term investments	(391,025)	—

Net debt	393,118	902,851

Non-controlling interest	310	371
Shareholders’ equity	4,993,282	4,859,288

Total equity	4,993,592	4,859,659

Total capital	$5,386,710	$5,762,510

Cameco is bound by certain covenants in its general credit facilities. These covenants place restrictions on total debt, including guarantees and set minimum levels for net worth. As of December 31, 2018, Cameco met these requirements.

28. Segmented information

As a result of a change to the way its global marketing activities are organized, during 2018, Cameco discontinued the reporting of NUKEM as a reportable segment. The consolidation of Canadian and international marketing activities in Saskatoon has resulted in NUKEM’s activities no longer meeting the quantitative thresholds for separate disclosure. Its results are now included in the “other” column and comparative information has been adjusted.

Cameco now has two reportable segments: uranium and fuel services. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that currently have production suspensions. Cameco expensed $212,511,000 (2017 - $38,311,000) of care and maintenance costs during the year, including $32,111,000 (2017 - $1,200,000) of severance costs. This had a negative impact on gross profit in the uranium segment.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  145

A. Business segments - 2018

For the year ended December 31, 2018

	Uranium	Fuel services	Other	Total
Revenue	$1,684,056	$313,989	$93,616	$2,091,661
Expenses
Cost of products and services sold	1,138,940	219,240	109,760	1,467,940
Depreciation and amortization	277,171	35,977	14,825	327,973

Cost of sales	1,416,111	255,217	124,585	1,795,913

Gross profit (loss)	267,945	58,772	(30,969)	295,748
Administration	—	—	141,552	141,552
Exploration	20,283	—	—	20,283
Research and development	—	—	1,757	1,757
Other operating expense	59,616	—	—	59,616
Loss on disposal of assets	1,008	1,264	31	2,303
Finance costs	—	—	111,779	111,779
Loss on derivatives	—	—	81,081	81,081
Finance income	—	—	(22,071)	(22,071)
Share of earnings from equity-accounted investee	(32,321)	—	—	(32,321)
Other income	(81,955)	—	(26,205)	(108,160)

Earnings (loss) before income taxes	301,314	57,508	(318,893)	39,929
Income tax recovery				(126,306)

Net earnings				166,235

Capital expenditures for the year	$44,114	$11,226	$22	$55,362

146  CAMECO CORPORATION

For the year ended December 31, 2017

	Uranium	Fuel services	Other	Total
Revenue	$1,574,068	$312,888	$269,896	$2,156,852
Expenses
Cost of products and services sold	910,685	212,035	267,513	1,390,233
Depreciation and amortization	267,931	37,093	25,321	330,345

Cost of sales	1,178,616	249,128	292,834	1,720,578

Gross profit (loss)	395,452	63,760	(22,938)	436,274
Administration	—	—	163,095	163,095
Impairment charges	246,931	—	111,399	358,330
Exploration	29,933	—	—	29,933
Research and development	—	—	5,660	5,660
Other operating expense	43	—	—	43
Loss on disposal of assets	5,901	247	799	6,947
Finance costs	—	—	110,608	110,608
Gain on derivatives	—	—	(56,250)	(56,250)
Finance income	—	—	(5,265)	(5,265)
Other expense	7,193	—	23,217	30,410

Earnings (loss) before income taxes	105,451	63,513	(376,201)	(207,237)
Income tax recovery				(2,519)

Net loss				(204,718)

Capital expenditures for the year	$132,073	$11,237	$23	$143,333

B. Geographic segments

Revenue is attributed to the geographic location based on the location of the entity providing the services. The Company’s revenue from external customers is as follows:

	2018	2017
United States	$1,660,727	$1,692,936
Canada	424,079	316,611
Germany	2,817	147,305
Switzerland	4,038	—

	$2,091,661	$2,156,852

The Company’s non-current assets, excluding deferred tax assets and financial instruments, by geographic location are as follows:

	2018	2017
Canada	$3,401,828	$3,417,254
Australia	414,084	422,400
United States	131,526	138,455
Kazakhstan	49	283,562
Germany	41	233

	$3,947,528	$4,261,904

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  147

C. Major customers

Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2018, revenues from one customer of Cameco’s uranium and fuel services segments represented approximately $204,594,000 (2017 - $197,847,000), approximately 10% (2017 - 9%) of Cameco’s total revenues from these segments. As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedule.

29. Group entities

The following are the principal subsidiaries and associates of the Company:

	Principal place	Ownership interest
	of business	2018	2017
Subsidiaries:
Cameco Fuel Manufacturing Inc.	Canada	100%	100%
Cameco Marketing Inc.	Canada	100%	—
Cameco Inc.	US	100%	100%
Power Resources, Inc.	US	100%	100%
Crow Butte Resources, Inc.	US	100%	100%
NUKEM, Inc.	US	100%	—
NUKEM Investments GmbH	Germany	100%	100%
Cameco Australia Pty. Ltd.	Australia	100%	100%
Cameco Europe Ltd.	Switzerland	100%	100%
Associates:
JV Inkai	Kazakhstan	40%	60%

30. Joint operations

Cameco conducts a portion of its exploration, development, mining and milling activities through joint operations located around the world. Operations are governed by agreements that provide for joint control of the strategic operating, investing and financing activities among the partners. These agreements were considered in the determination of joint control. Cameco’s significant Canadian uranium joint operation interests are McArthur River, Key Lake and Cigar Lake. The Canadian uranium joint operations allocate uranium production to each joint operation participant and the joint operation participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by joint operations are included in the cost of inventory.

As a result of the restructuring of JV Inkai, effective January 1, 2018 Cameco’s ownership interest was reduced to 40% (previously 60%) and Cameco began accounting for JV Inkai on an equity basis. In 2017, the participants in the Inkai joint operation purchased uranium from JV Inkai and, in turn, derived revenue directly from the sale of such product to third party customers.

148  CAMECO CORPORATION

Cameco reflects its proportionate interest in these assets and liabilities as follows:

	Principal place
	of business	Ownership	2018	2017
Total assets
McArthur River	Canada	69.81%	$1,065,562	$1,121,509
Key Lake	Canada	83.33%	537,233	482,879
Cigar Lake	Canada	50.03%	1,503,863	1,531,150
Inkai	Kazakhstan	40.00%	—	230,280

			$3,106,658	$3,365,818

Total liabilities
McArthur River		69.81%	$32,829	$38,896
Key Lake		83.33%	222,369	140,214
Cigar Lake		50.03%	38,478	40,687
Inkai		40.00%	—	119,998

			$293,676	$339,795

Through unsecured shareholder loans, Cameco has agreed to fund the development of the Inkai project. While proportionately consolidating JV Inkai, in 2017 Cameco eliminated the loan balances recorded by Inkai and recorded advances receivable (notes 10 and 31) representing its 40% share.

31. Related parties

A. Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

In addition to their salaries, Cameco also provides non-cash benefits to executive officers and vice-presidents and contributes to pension plans on their behalf (note 25). Senior management and directors also participate in the Company’s share-based compensation plans (note 24).

Executive officers are subject to terms of notice ranging from three to six months. Upon resignation at the Company’s request, they are entitled to termination benefits of up to the lesser of 18 to 24 months or the period remaining until age 65. The termination benefits include gross salary plus the target short-term incentive bonus for the year in which termination occurs.

Compensation for key management personnel was comprised of:

	2018	2017
Short-term employee benefits	$24,821	$26,569
Share-based compensation	12,796	11,525
Post-employment benefits	4,323	5,914
Termination benefits	860	916

Total	$42,800	$44,924

(a)	Excludes deferred share units held by directors (see note 24).

2018 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES  149

B. Other related party transactions

Cameco funded JV Inkai’s project development costs through an unsecured shareholder loan. The limit of the loan facility is $175,000,000 (US) and advances under the facility bear interest at a rate of LIBOR plus 2%. At December 31, 2018, $124,533,000 ($91,320,000 (US)) of principal and interest was outstanding (2017 - $117,218,000 (US) with Cameco’s share, representing the 40% owed to it, being $58,820,000) (notes 10 and 30).

Effective January 1, 2018 due to a change in its ownership interest, Cameco now accounts for its interest in JV Inkai under the equity method. As a result, the full amount of the outstanding loan is reflected on the balance sheet as opposed to the 40% owed to it as was reflected at December 31, 2017.

For the year ended December 31, 2018, Cameco recorded interest income of $5,603,000 relating to this balance (2017 - $2,182,000 which related to the 40% owed to it).

As a result of the change to the equity method of accounting, Cameco no longer eliminates its uranium concentrate purchases from JV Inkai. For the year ended December 31, 2018, Cameco had purchases of $94,063,000 ($72,007,000 (US)).

150  CAMECO CORPORATION

Investor Information

Common Shares

Toronto (CCO)  |  New York (CCJ)

Transfer Agents and Registrars

The registrar and transfer agent for Cameco’s common shares is AST Trust Company. For information on common shareholdings, dividend cheques, lost share certificates and address changes, contact:

Canada AST Trust Company (Canada) P.O. Box 700, Station B Montreal, Quebec H3B 3K3	USA American Stock Transfer & Trust Company, LLC 6201 15th Avenue Brooklyn, NY 11219

Telephone 1-800-387-0825 or 1-416-682-3860 (outside of North America) www.astfinancial.com/ca-en

Inquiries Cameco Corporation 2121 - 11th Street West Saskatoon, Saskatchewan S7M 1J3	For comprehensive
financial information, visit:
Phone: 306-956-6200 Fax: 306-956-6201	cameco.com

Annual Meeting	Dividends
The annual meeting of shareholders of Cameco Corporation is scheduled to be held on May 7, 2019 at Cameco’s head office in Saskatoon, Saskatchewan.	In 2018, our board of directors declared a dividend of $0.08 per common share, which was paid December 14, 2018. The decision to declare an annual dividend by our board will be based on our cash flow, financial position, strategy and other relevant factors including appropriate alignment with the cyclical nature of our earnings.